UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-39350



Albertsons Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-4376911**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

250 Parkcenter Blvd.
Boise, Idaho, **83706**
(Address of principal executive offices and zip code)

(208) 395-6200
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value	ACI	New York Stock Exchange

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 5, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $7.5 billion.

As of April 23, 2026, the registrant had 494,534,842 shares of Class A common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the registrant's definitive proxy statement related to its 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended February 28, 2026 (the "Proxy Statement").

Albertsons Companies, Inc. and Subsidiaries

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to "Albertsons," the "Company," "ACI," "we," "us" and "our" refer to Albertsons Companies, Inc. and, where appropriate, its consolidated subsidiaries. Our last three fiscal years consisted of the 53 weeks ended February 28, 2026 ("fiscal 2025"), the 52 weeks ended February 22, 2025 ("fiscal 2024") and the 52 weeks ended February 24, 2024 ("fiscal 2023"). Our next three fiscal years consist of the 52 weeks ending February 27, 2027 ("fiscal 2026"), the 52 weeks ending February 26, 2028 ("fiscal 2027") and the 52 weeks ending February 24, 2029 ("fiscal 2028").

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the federal securities laws. The "forward-looking statements" include our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to our future operating or financial performance which the Company believes to be reasonable at this time. You can identify forward-looking statements by the use of words such as "outlook," "may," "should," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future", "intends" and similar expressions which are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to numerous risks and uncertainties which are beyond our control and difficult to predict and could cause actual results to differ materially from the results expressed or implied by the statements. Risks and uncertainties that could cause actual results to differ materially from such statements and may adversely impact our financial condition and results of operations include:

- changes in macroeconomic conditions such as rates of food price inflation or deflation, fuel and commodity prices and macroeconomic uncertainty, including in international trade and current and potential future tariffs;
- changes in consumer behavior and spending patterns resulting from macroeconomic conditions, including shifts in state and federal assistance programs;
- changes in wage rates and our ability to negotiate acceptable contracts with labor unions, including the outcome of pending union negotiations;
- changes in price of goods sold in our stores and cost of goods used in our food products, as well as limitations in our ability to provide certain services, due to changes in various state and federal government legislation, regulation and executive orders;
- uncertainty regarding the geopolitical environment;
- our ability to succeed in a competitive environment;
- our ability to execute on our business and value-creating strategies;
- our ability to attract and retain qualified or specialized associates who are critical to the success of our business strategy;
- failure to achieve productivity initiatives, including those related to artificial intelligence, unexpected changes in our objectives and plans, inability to implement our strategies, plans, programs and initiatives, or enter into strategic transactions, investments or partnerships in the future on terms acceptable to us, or at all;
- challenges with our supply chain;
- operational and financial effects resulting from cyber incidents at the Company or at a third party, including outages in the cloud environment and the effectiveness of business continuity plans during a ransomware or other cyber incident; and
- changes in tax rates, tax laws, and regulations that directly impact our business or our customers.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements and risk factors. Forward-looking statements contained in this Annual Report on Form 10-K reflect our view only as of the date of this Annual Report. We undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In evaluating our financial results and forward-looking statements, you should carefully consider the risks and uncertainties more fully described in the section of this Annual Report on Form 10-K entitled "Risk Factors." Consequently, all of the forward-looking statements we make in this Annual Report on Form 10-K are qualified by the information contained in this section and the information discussed under "Part I—Item 1A. Risk Factors."

NON-GAAP FINANCIAL MEASURES

We define EBITDA as generally accepted accounting principles ("GAAP") earnings (net loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as earnings (net loss) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing core performance. We define Adjusted net income as GAAP net income adjusted to eliminate the effects of items management does not consider in assessing our ongoing core performance. We define Adjusted net income per Class A common share as Adjusted net income divided by the weighted average diluted Class A common shares outstanding, as adjusted to reflect all restricted stock units and awards outstanding at the end of the period, as well as the conversion of Convertible Preferred Stock when it is antidilutive for GAAP. See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion and a reconciliation of Adjusted EBITDA, Adjusted net income and Adjusted net income per Class A common share.

EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted net income per Class A common share (collectively, the "Non-GAAP Measures") are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income, gross margin and net income per Class A common share. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing core operating performance, and thereby provide useful measures to analysts and investors of our operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to our results of operations may be impacted by such differences. We also use Adjusted EBITDA for board of director and bank compliance reporting. Our presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes.

Item 1 - Business

Retail Operations

Albertsons is one of the largest food and drug retailers in the United States, with both strong local presence and national scale. As of February 28, 2026, we operated 2,244 stores across 35 states and the District of Columbia. We operate 22 well known banners including *Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Jewel-Osco, ACME, Shaw's, Star Market, United Supermarkets, Market Street, Haggen, Kings Food Markets* and *Balducci's Food Lovers Market*, with approximately 280,000 talented and dedicated employees. Additionally, as of February 28, 2026, we operated 1,713 in-store pharmacies, 1,240 in-store branded coffee shops, 405 associated fuel centers, 22 dedicated distribution centers, 19 manufacturing facilities and various digital platforms.

Our stores operate in premier locations and have leading market share within attractive and growing geographies. Our portfolio of well-located, full-service stores provides the foundation of our omnichannel platform, and we have continued to enhance our capabilities, including automated self-checkout options, to meet customer demand for convenience and flexibility. We offer delivery services in more than 2,200 of our stores and our Drive Up & Go curbside pickup service is offered in more than 2,100 stores. In our delivery service, we engage customers on the platform of their choice, providing customers the ability to place delivery orders from our platform as well as delivery orders placed through our third-party partners. We continue to partner with Instacart, DoorDash and Uber. Our eCommerce capabilities are integrated with our store network, supporting store-based fulfillment and allowing customers to engage with our banners seamlessly across digital and in-store channels.

Through our loyalty programs and digital platforms, we collect customer transaction and engagement data that supports personalized offers, targeted marketing and enhanced customer experiences across both digital and in-store channels. These capabilities also support improved marketing efficiency and inform merchandising, pricing and promotional decisions across our operations.

Our business strategy is centered around driving customer growth and engagement through digital connection, enhancing the customer value proposition, modernizing capabilities through technology and driving productivity. We seek to tailor our offerings to local demographics and preferences of the markets in which we operate. Our *Locally Great, Nationally Strong* operating structure empowers decision making at the local level, which we believe better serves our customers and communities, while also providing the technology platforms, systems, analytics and buying power afforded by an organization with national scale.

Improvements in productivity, combined with data-enabled insights and automation, support reinvestment in customer value, digital capabilities and store operations across the business.

Segments

We are engaged in the operation of food and drug retail stores that offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services in our stores or through digital channels. Our retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance. Our operating segments and reporting units are made up of our operating divisions, which are reported in one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results and makes key operating decisions on how to allocate resources. Across all operating segments, we operate primarily one store format. Each division offers, through its stores and digital channels, the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

Products

We offer grocery products, general merchandise, health and beauty care products, pharmacy, vaccines, fuel and other items and services through our stores and digital channels, including delivery and curbside pickup. We are not dependent on any individual supplier; only one third-party supplier represented more than 5% of our sales for fiscal 2025.

Merchandising and Manufacturing

Our Own Brands portfolio provides high-quality products to our customers at an attractive price point, offering more than 14,000 unique items. The Own Brands portfolio includes but is not limited to the registered trademarks *Signature SELECT®*, *O Organics®*, *Open Nature®, Signature Café®, Lucerne®, Waterfront BISTRO®, Primo Taglio®, Signature Care®, Signature Reserve®* and *Value Corner®*. Our Own Brands products resonate well with our customers, as evidenced by Own Brands retail sales of $16.9 billion in fiscal 2025.

As measured by units for fiscal 2025, 9.9% of our Own Brands products were manufactured in Company-owned facilities, and the remainder was purchased from third parties. We closely monitor make-versus-buy decisions to optimize their quality and profitability. In addition, we believe that our scale provides opportunities to leverage our fixed manufacturing costs in order to drive innovation across our Own Brands portfolio. As of February 28, 2026, we operated 19 food production plants. These plants consisted of seven milk plants, three soft drink bottling plants, three bakery plants, two ice cream plants, two grocery/prepared food plants, one ice plant and one soup plant.

Intellectual Property

Our banners, brand image and Own Brands portfolio are significant to our business strategy. We own numerous registered trademarks and service marks and seek to obtain and preserve intellectual property protection of our marks and to ensure that any third-party uses are properly licensed.

Marketing and Advertising

Our marketing efforts involve collaboration between our national marketing and merchandising team and local divisions and stores. We augment the local division teams with corporate resources and are focused on providing expertise, sharing best practices and leveraging scale in partnership with leading consumer packaged goods vendors. Our corporate teams support divisions by providing strategic guidance in order to drive key areas of our business, including pharmacy, general merchandise and our Own Brands. Our local marketing teams set brand strategy and communicate brand messages through our integrated digital and physical marketing and advertising channels.

We devote significant resources to differentiating our banners in the local markets where we operate and invest in loyalty programs to drive traffic through our omnichannel approach. Our local merchandising teams spend considerable time working with store directors to make sure we are satisfying consumer preferences. We also strive to achieve and maintain favorable recognition of our Own Brands offerings by marketing them to consumers and enhancing value for consumers, relative to the cost of branded products.

We measure price competitiveness through systematic, selective and thoughtful price investment to drive customer traffic and basket size. We also use our loyalty program to target promotional activity and improve our customers' experience. This includes leveraging customer and transaction information with data-driven analytics to provide both personalized deals and digital coupons, as well as fuel rewards and grocery rewards, including automatic cash-off discounts. We have 51.2 million members currently enrolled in our loyalty program. We have achieved significant success with active participants in our loyalty program, which drives higher sales and customer retention. We have deployed and are continuing to refine cloud-based enterprise solutions to quickly process proprietary customer, product and transaction data and efficiently provide our local managers with targeted marketing strategies for customers in their communities. In addition, we use data analytics to optimize shelf assortment and space in our stores by continually and systematically reviewing the performance of each product.

We operate a retail media business through Albertsons Media Collective (the "Media Collective") that leverages customer engagement across our digital and in-store platforms to deliver targeted marketing opportunities for vendor partners, supported by first-party customer data and advanced analytics developed through our loyalty and digital platforms. The Media Collective is our proprietary digital marketing platform that enables new and existing partners to reach our extensive customer network while benefiting from our strong market presence, particularly in the markets we hold significant share. These capabilities complement our core retail operations and support our broader business and growth strategy.

Raw Materials

Various agricultural commodities constitute the principal raw materials used by us in the manufacture of our food products. Although historically raw materials for our products have not been in short supply and have been readily available, see "Part I—Item 1A. Risk Factors" regarding the potential adverse impact on our results of operations due to the lack of, or reduced availability of, raw materials.

Environmental

Our operations are subject to regulation under environmental laws, including those relating to waste management, air emissions and underground storage tanks. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of contamination at our facilities. Compliance with and clean-up liability under these laws has not had and is not expected to have a material adverse effect upon our business, financial condition, liquidity or operating results.

We work hard to maintain the highest standards of environmental stewardship (including procuring and offering sustainably sourced products). During fiscal 2025, we recycled approximately 765 million pounds of cardboard and more than 25 million pounds of plastic bags and film from our operations and completed over 500 energy efficiency projects.

Human Capital

As one of the largest food and drug retailers in the U.S., serving 36.5 million customers per week, we recognize that our success and ability to delight our customers lies in the engagement of our associates. We remain committed to attracting, developing and retaining associates by fostering a culture of connection, investing in talent development and supporting the personal health and well-being of associates and their families.

As of February 28, 2026, we employed approximately 280,000 associates, of which approximately 62% were part-time and approximately 190,000 associates were covered by collective bargaining agreements. A significant number of our associates have long tenure and during fiscal 2025, more than 56,000 of our associates celebrated at least 15 years of service, and more than 43,000 associates celebrated over 20 years of service.

We are proud to offer our associates a myriad of opportunities to grow and advance in their careers. We have a talent management process that is designed to enable us to identify and assess talent across the organization and provide equal and consistent opportunities for employees to develop their skills. Several levels of associates participate in our annual performance management process that includes goal setting, feedback and development to support their personal growth and development. We engage associates across the organization to provide input through our annual Associate Experience Survey. We hold regular town hall meetings where any employee can ask questions of executives and make their voice heard.

We also offer formal and informal learning and development opportunities to all associates through synchronous, asynchronous and hybrid experiences. These offerings include eLearning and on-demand content, virtual and in-person classes, on-the-job training and mentoring programs. In addition to our internal learning offerings, through partnerships with third parties, we offer development programs and conferences to our top talent based on nominations.

We are continually evaluating and developing our compensation and benefits programs to offer competitive wages and job-appropriate compensation. Our benefits are designed to attract and retain our employees and vary from location, seniority and employment status. In addition to comprehensive, accessible and affordable healthcare coverage, we offer paid time off, flexible work schedules, family leave, associate assistance programs and a 401(k)-retirement savings and investment plan.

The health and safety of our associates remains at the forefront of our business, and we remain committed to the prevention of injury and illness through strong health and safety management, employee empowerment and accountability, and strict compliance with health and safety regulations. We are also focused on fostering a safe, open and accountable work environment and we provide a hotline for all associates to report workplace concerns and violations.

Seasonality

Our business is generally not seasonal in nature, but a larger share of annual revenues may be generated in November and December due to the major holidays.

Competitive Environment

See "Part I—Item 1A. Risk Factors—Risks Related to Our Industry" for information related to our competitive environment.

Other Information

We maintain a website (www.Albertsonscompanies.com) that includes additional information about the Company. We make available through our website, free of charge, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our interactive data files, including amendments to those reports. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered as part of this or any other report filed with or furnished with the Securities and Exchange Commission ("SEC"). These forms are available as soon as reasonably practicable after we have filed them with, or furnished them electronically to, the SEC. Additionally, all of our filings with the SEC can be accessed on the SEC's website at www.sec.gov.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of April 27, 2026:

Name	Age	Position
Susan Morris	57	Chief Executive Officer, Director
Sharon McCollam	63	President, Chief Financial Officer
Robert Backus	53	Executive Vice President, Retail Operations, East Region
Anuj Dhanda	63	Executive Vice President, Chief Technology & Transformation Officer
Michelle Larson	49	Executive Vice President, Chief Merchandising Officer
Thomas Moriarty	63	Executive Vice President, M&A and Corporate Affairs
Allison Pinkham	50	Executive Vice President, Chief Human Resources Officer
Evan Rainwater	63	Executive Vice President, Supply Chain, Manufacturing and Strategic Sourcing
Michael Withers	66	Executive Vice President, Retail Operations, West Region

Susan Morris has served as our Chief Executive Officer and Director since May 2025, and as our Executive Vice President and Chief Operations Officer since January 2018. Ms. Morris has served in various executive positions at the Company since 2010 including serving as our Executive Vice President, Retail Operations, West Region from April 2017 to January 2018 and Executive Vice President, Retail Operations, East Region from April 2016 to April 2017. Prior to joining the Company, Ms. Morris served as Senior Vice President of Sales and Merchandising and Vice President of Customer Satisfaction at SuperValu.

Sharon McCollam has served as our President and Chief Financial Officer since September 2021. Ms. McCollam previously served as Executive Vice President, Chief Administrative and Chief Financial Officer at Best Buy Co. Inc. ("Best Buy"), a multinational consumer electronics retailer, from 2012 to 2016. Prior to Best Buy, Ms. McCollam held several transformational leadership positions at Williams-Sonoma, Inc., a consumer retail company, from 2000 to 2012, including Chief Operating and Chief Financial Officer from 2006 to 2012.

Robert Backus has served as our Executive Vice President of Retail Operations, East Region since April 2024. Mr. Backus previously served as Shaw's Division President from 2020 and as Senior Vice President of Operations from 2016. Mr. Backus also served in various roles and positions of increasing responsibility at Safeway prior to its merger with the Company dating back to October 1990.

Anuj Dhanda has served as our Executive Vice President and Chief Technology & Transformation Officer since 2023 and as our Executive Vice President and Chief Information Officer since joining the Company in December 2015. Prior to joining the Company, Mr. Dhanda served as Senior Vice President of Digital Commerce of the Giant Eagle supermarket chain from March to December 2015, and as its Chief Information Officer from September 2013. Prior to Giant Eagle, from March 2008 to August 2013, Mr. Dhanda served as Chief Information Officer of PNC Financial Services, a bank holding company and financial services corporation.

Michelle Larson has served as our Chief Merchandising Officer since May 2025. Ms. Larson previously served as our Executive Vice President of Retail Operations, West Region since April 2024, our Executive Vice President of Retail Operations, East Region since March 2023 and as our Southwest and Shaw's Division President since 2018. Ms. Larson also served in various roles and positions of increasing responsibility since joining the Company in 1995.

Thomas Moriarty has served as our Executive Vice President, M&A and Corporate Affairs since March 2025 and leads the functions of M&A, Business Development, Government Relations, Corporate Communications, Sustainability and Legal. Mr. Moriarty served as our Executive Vice President, General Counsel and Chief Policy Officer since June 2023. Prior to joining the Company, Mr. Moriarty served as EVP, Chief Policy and External

Affairs Officer and General Counsel at CVS Health where he spent more than ten years in roles of increasing responsibility.

Allison Pinkham has served as our Executive Vice President and Chief Human Resources Officer since February 2026. Prior to joining the Company, Ms. Pinkham served as Chief Human Resources Officer at Galderma, a global dermatology category leader from 2021 to 2026. Prior to joining Galderma, Ms. Pinkham served as the Chief People Officer at Heineken USA.

Evan Rainwater has served as our Executive Vice President, Supply Chain, Manufacturing and Strategic Sourcing since March 2020 and our Senior Vice President, Supply Manufacturing since May 2019. Mr. Rainwater joined the Company in May 2005 as Vice President, Manufacturing.

Michael Withers has served as our Executive Vice President of Retail Operations, West Region since May 2025. Mr. Withers previously served as our Executive Vice President of Retail Operations, California since February 2025, President of our Jewel-Osco division from September 2019 and in various executive positions in the Company including as our Executive Vice President of East Operations from 2017 to 2019. Mr. Withers has served in various roles and positions of increasing responsibility since 2006.

Item 1A - Risk Factors

There are risks and uncertainties that can affect our business. The most significant risk factors are discussed below. The following information should be read together with "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K, which includes forward-looking statements and factors that could cause us not to realize our goals or meet our expectations.

Risks Related to Our Business and Operations

General economic conditions affecting the food and drug retail industry and various operating factors may affect our business and may adversely affect our business and operating results.

Our operations and financial performance are affected by economic conditions such as macroeconomic factors, credit market conditions, tariffs and trade disruptions and the level of consumer confidence. Both inflation and deflation affect our business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross margin rates and consumer spending. We have observed increased inflation periods during the past several years with varying impacts on our business. We are unable to predict the direction of the economy or if inflation will increase materially or revert to deflation. A continued increase in energy costs, including fuel, could also have an effect on consumer spending and on our costs of producing and procuring products that we sell. If the economy weakens, energy costs continue to increase or inflationary trends continue, our business and operating results could be adversely affected. We may also experience materially adverse impacts to our business as a result of consumers' perceptions of the economy, and a decrease in their personal financial condition could hurt overall consumer confidence and reduce demand for many of our product offerings. Consumers may reduce spending on non-essential items, purchase value-oriented products or increasingly rely on food discounters in an effort to secure the food and drug products that they need, all of which could impact our sales and profit. Governmental and regulatory changes and reductions in governmental subsidies such as the Supplemental Nutrition Assistance Program ("SNAP") could also materially impact our business adversely.

Our inability to invest in, manage costs and keep pace with technological changes, including those adopted by our competitors, may adversely impact our business initiatives and affect our financial performance. We may be limited in our ability to implement automation-related technological changes or artificial intelligence in certain of our operations if we are unable to negotiate appropriate terms in our contracts with our labor unions. Our success is also dependent in large part upon our ability to maintain and enhance the goodwill and reputation of our banners, our customers' connection to our banners, and a positive relationship with the communities in which we serve. Additionally, acts of violence at, or threatened against, our stores, including active shooter situations, may, in addition to other operational impact, result in damage and restricted access to our stores and/or store closures for short or extended periods of time, all of which could materially adversely affect our financial performance.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products.

Our operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products. Energy and fuel costs are influenced by domestic and international political and economic circumstances and have experienced volatility both recently and over time. While we have entered into contracts to reduce the impact of volatile energy and fuel costs for our future energy needs, volatility that exceeds offsetting contractual arrangements could adversely affect our results of operations.

Failure to realize anticipated benefits from our productivity initiatives could adversely affect our financial performance and competitive position.

While we have identified and are implementing a broad range of specific productivity initiatives to help offset cost inflation, increase growth and improve earnings, the savings from these productivity initiatives represent management's estimates and remain subject to risks and uncertainties. There can be no assurance that all of our initiatives will be successful or that we will realize the estimated benefits in the currently anticipated amounts or timeframe, if at all. Also, certain of our initiatives may involve up-front costs or significant changes to our operating processes and systems that could result in disruptions in our operations and impact our results of operations.

We may be unable to achieve our corporate social responsibility and sustainability goals.

In recent years, there has been focus from investors, governmental and nongovernmental entities, associates and the public on corporate social responsibility and sustainability matters, including greenhouse gas emissions, renewable energy, packaging and waste, practices related to sustainable supply chain, energy and water use, human rights, animal rights and social commitment. We have historically established and publicly announced certain goals, commitments, and targets which we may change in the future. Our ability to set and execute on our operational strategies and achieve these goals, commitments, and targets are subject to risks and uncertainties, many of which may be outside of our control and prove to be more costly than we anticipated. Any failure, or perceived failure, to achieve our social responsibility and sustainability goals, commitments, and targets, or perceived lack of intensity of our commitment to these initiatives or to otherwise meet evolving and varied stakeholder expectations could damage our reputation and customer, investor and other stakeholder relationships. In addition, we could face increased regulatory, reputational and legal scrutiny as a result of our corporate social responsibility and sustainability related commitments and disclosures, and we could also face challenges with managing conflicting regulatory requirements and our various stakeholders' expectations. Such conditions could have an adverse effect on our business, results of operations and financial condition.

Failure to attract and retain qualified associates could materially adversely affect our financial performance and our ability to successfully execute our business strategy.

Our ability to continue to conduct and expand our operations and the acceleration of our business strategy depends on our ability to attract and retain a large and growing number of qualified associates. The food retail industry is labor intensive. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant at our existing stores and distribution centers, while controlling our associate wage and related labor costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, attitudes toward employment in the food and drug retail industry, the perception of our corporate values and business strategy, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. Such laws related to employee hours, wages, job classification and benefits could significantly increase our operating costs. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing wages for our employees could cause our costs to increase. If we are unable to locate, to train, to attract or to retain qualified personnel capable of meeting our business needs and expectations, the quality of service we provide to our customers may decrease and our business, financial performance and brand image may be adversely affected. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition. We believe that our success is directly linked to the competent people in the Company, including our executive officers and other key personnel. Personnel turnover can be costly and could materially and adversely impact our operating results and potentially jeopardize the success of our business strategy. Our business and operating results may be adversely impacted if we fail to retain and recruit key personnel.

A significant majority of our employees are unionized, and our relationship with unions, including labor disputes or work stoppages, as well as related and other pensions expenses could have an adverse impact on our operations and financial results.

As of February 28, 2026, approximately 190,000 of our employees were covered by collective bargaining agreements. During fiscal 2025, collective bargaining agreements covering approximately 126,000 employees expired and were successfully renegotiated. In fiscal 2026, collective bargaining agreements covering approximately 22,000 employees are scheduled to expire. We currently contribute to 28 multiemployer pension plans for a substantial majority of employees represented by unions pursuant to collective bargaining agreements that require us to contribute to these plans. In future negotiations with labor unions, we expect that health care, pension costs and/or contributions and wage costs, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and significantly disrupt our operations. As part of our collective bargaining agreements, we may need to fund additional pension contributions, which would negatively impact our operating costs. In the event we were to exit certain markets or otherwise cease contributing to multiemployer plans, we could trigger a substantial withdrawal liability. Such withdrawal liability may have a material adverse impact on our financial results. We are also the sponsors of defined benefit retirement plans for certain employees. The funded status of these plans is a significant factor in determining annual pension expense and cash contributions to fund the plans. Unfavorable investment performance, increased pension expense and cash contributions may have an adverse impact on our financial results. For additional information, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Multiemployer Pension Plans."


Risks Related to Our Industry


Competition in our industry is intense, and our failure to compete successfully may adversely affect our profitability and operating results.

The food and drug retail industry is large and dynamic, characterized by intense competition among a collection of local, regional and national participants. In addition to new entrants to the market, we face strong competition from existing supercenters, other brick and mortar food and/or drug retailers, club stores, dollar and discount stores, grocery outlets, online retailers and distributors, specialty and niche supermarkets, "limited assortment" stores, drug stores, general merchandisers, wholesale stores, convenience stores, natural food stores, farmers' markets, local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods, restaurants, catering companies and home delivery and meal solution companies. Shifts in the competitive landscape, consumer preference or market share may have an adverse effect on our profitability and results of operations.

As a result of consumers' growing desire to shop online, we also face increasing competition from both our existing competitors that have incorporated the internet as a direct-to-consumer channel and online providers that sell grocery products. Although we have accelerated the expansion of our digital business to offer our customers the ability to shop online for both Drive Up & Go curbside pickup and home delivery, there is no assurance that these online initiatives will continue to be successful. In addition, these initiatives may have an adverse impact on our profitability because of lower gross margins or greater operating costs to compete.

Our ability to attract customers is dependent, in large part, upon a combination of channel preference, location, store conditions, quality, fresh, price, service, convenience and selection and our ability to leverage existing and emerging digital technologies. In each of these areas, other companies compete with us and may successfully attract our customers by matching or exceeding what we offer or by providing greater shopping convenience or better offerings. In recent years, many of our competitors have aggressively added locations and adopted a multi-channel approach to marketing and advertising. Our responses to competitive pressures, such as additional promotions, increased advertising, additional capital investment including for development of our digital offerings and retail media network, could adversely affect our profitability and cash flow. We cannot guarantee that our competitive response will succeed in increasing or maintaining our share of retail food sales.

An increasingly competitive industry and inflation and deflation in the prices of certain foods have made it difficult for food retailers to achieve positive identical sales growth on a consistent basis. We and our competitors have attempted to maintain or grow our respective share of retail food sales through capital and price investment, increased promotional activity and new and remodeled stores, creating a more difficult environment to consistently increase year-over-year sales. Some of our primary competitors are larger than us, have greater financial resources available to them or sell a diversified mix of non-food products, and, therefore, may be able to devote greater resources to grow their share of retail food sales or offset lower food margins with higher-margin non-food products. Price investment by our competitors has also adversely affected our operating margins.

We have evaluated in the past, and may evaluate in the future, certain strategic transactions with complementary businesses, services, or technologies as part of our overall growth strategy. These strategic transactions may involve significant risks, including but not limited to: the need for substantial financial investment; the diversion of management's attention and resources from our existing operations; challenges in integrating acquired businesses or realizing expected synergies; the need to obtain costly or time-consuming regulatory approvals; potential negative perception by our customers, shareholders and the broader market; and exposure to contingent or unexpected liabilities, any of which could adversely impact our business, results of operations, financial condition and future prospects.

Our continued success to effectively compete in the food retail industry is dependent upon our ability to control operating expenses, replicate competitor capabilities, make appropriate investments, manage product and labor costs in an increasingly competitive labor market and health care and pension costs stipulated by our collective bargaining agreements. Several of our primary competitors are larger than we are, or are not subject to collective bargaining agreements. This allows them to more effectively leverage their fixed costs or more easily reduce operating expenses. Changes in our product mix also may negatively affect our profitability. Our inability to adequately control and prevent shrink has impacted our results of operations and could impact our results of operations in the future. Failure to accomplish our objectives could impair our ability to compete successfully and adversely affect our profitability. Profit margins in the food retail industry are low. In order to increase or maintain our profit margins, we develop operating strategies to increase revenues, increase gross margins and reduce costs, such as our business strategy, new marketing programs, new advertising campaigns, productivity improvements, shrink-reduction initiatives, distribution center efficiencies, manufacturing efficiencies, energy efficiencies and other similar strategies and value-creating initiatives. Our failure to achieve forecasted revenue growth, gross margin improvement or cost reductions could have a material adverse effect on our profitability and operating results.

Failure to timely identify or respond to evolving consumer preferences, including changes in how customers use digital and AI-driven tools, could adversely affect our customer relationships, demand and market share.

Because we face intense competition, our success depends, in part, on effectively anticipating evolving trends in demographics and responding to changing consumer preferences and demands. It is difficult to predict consistently and successfully the products and services our customers will demand over time. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could lead us to offer our customers a mix of products, methods to purchase products or a level of pricing that they do not find attractive.

In addition, advances in technology are changing how customers interact with retailers and make purchasing decisions. The emergence of artificial intelligence-powered agentic shopping tools, through which AI agents autonomously research, compare and purchase products on behalf of consumers, could further disrupt traditional grocery retail. If customers increasingly rely on these tools and AI agents prioritize factors such as price or speed over retailer preference or brand loyalty, we could lose our direct relationship with customers. This could reduce our visibility into customer behavior, increase margin pressure, and limit our ability to influence purchasing decisions.

These developments could negatively affect our relationship with customers, leading them to reduce their visits to our stores, shift purchases to other channels or methods, and decrease the amount they spend with us. Further, while we have significantly expanded our digital capabilities and grown our loyalty programs over the last several years, as technology continues to evolve and customer expectations change, we will need to continue to develop and offer digital, loyalty, media and other technology-enabled solutions that are both cost effective and compelling. Failure to anticipate or respond to customer expectations for products, services, digital capabilities, loyalty programs or emerging purchasing technologies could negatively affect demand for our products and services and our market share, which may adversely impact our financial condition and results of operations.

Changes in the healthcare industry could adversely affect our financial condition and results of operations.

Many organizations in the healthcare industry have consolidated to create larger healthcare enterprises with greater market power, which has resulted in increased pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for our pharmacy products and services. If these pressures result in reductions in our prices, we will become less profitable unless we are able to achieve corresponding reductions in costs, increase productivity or develop profitable new revenue streams. We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements, direct-to-consumer sales of prescription drugs, growth in online pharmacies, litigation and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants we engage with, which may adversely impact our financial condition and results of operations. In addition, the Inflation Reduction Act of 2022 established the Medicare Drug Negotiation Program, which authorizes the federal government to directly negotiate prices for certain prescription drugs reimbursed under Medicare Part B and Part D. The program became effective in 2026 and, while initially limited, is expected to expand over time to include up to 100 drugs by 2031. The drugs subject to future negotiation, the prices ultimately established, and the broader effects on commercial pricing, reimbursement structures, and customer purchasing behavior remain uncertain. As a result, the program could negatively impact the Company's revenues, profitability, and overall financial condition or results of operations. Any expansion of the program or adoption of similar pricing mechanisms by other government or private payers could further increase these risks.

Certain risks are inherent in providing pharmacy products and services, and our insurance may not be adequate to cover any claims against us.

We currently operate 1,713 in-store pharmacies. As a result, we are exposed to risks inherent in the packaging, dispensing, billing, display, distribution and disposal of pharmaceuticals and other healthcare products, including risks of liability for products such as opioids. Although we maintain insurance against such liabilities, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all for healthcare and pharmaceutical liabilities. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation because of an error or omission. Also, our business operations and operating results could be materially adversely impacted by legislative, enforcement, regulatory, judicial and public policy changes.

We are subject to numerous federal and state regulations. Each of our in-store pharmacies are enrolled in government healthcare programs and must be licensed by the respective state government. The licensing and enrollment requirements vary from state to state. An additional registration certificate must be granted by the U.S. Drug Enforcement Administration, and, in some states, a separate controlled substance license must be obtained to dispense controlled substances. In addition, pharmacies selling controlled substances are required to maintain extensive records and often report information to state and federal agencies. If we fail to comply with existing or future laws and regulations, we could suffer substantial civil or criminal penalties, including the loss of our licenses to operate pharmacies and our ability to participate in federal and state healthcare programs. Because of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations. Application of federal and state laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our pharmacy operations or assure that we will be able to obtain or maintain the regulatory approvals required to operate our pharmacy business.

Risks Related to Our Supply Chain

Product and raw material supply disruptions, especially those related to fresh products, may have an adverse effect on our profitability and operating results.

Reflecting consumer preferences, we have a significant focus on fresh products. We rely on various suppliers and vendors to provide and deliver our fresh and other product inventory on a continuous basis and to supply the raw materials to manufacture certain of our Own Brands products. We could suffer significant fresh and other product inventory losses and significant lost revenue in the event of the loss or a shutdown of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters, current and future tariffs arising from international trade disputes, foreign conflicts, acts of war or terrorism, disruptive political events or other catastrophic or unexpected occurrences such as a pandemic like COVID-19. We expect our suppliers to comply with applicable laws, including labor, safety and environmental laws. Our ability to find qualified suppliers who uphold our standards and requirements for products, including fresh, and to access such products in a timely and operationally efficient manner in volumes we may demand may become a significant challenge.

Severe weather, natural disasters and other climate changes may adversely affect our business.

Severe weather conditions such as hurricanes, earthquakes, floods, wildfires, mudslides, winter storms, tornadoes, as well as other natural disasters in areas in which we have stores or distribution centers have caused and may cause physical damage to our properties, closure of one or more of our stores, manufacturing facilities or distribution centers, lack of an adequate work force, disruption in the manufacture and supply of products, disruption and delays in transportation and delivery of goods, inability of our workforce to work at our facilities, reduction in customer traffic and generally a reduction in the availability of products in our stores.

In addition, adverse climate conditions, weather patterns and their respective impacts such as drought, flood, wildfires, mudslides and changing ambient temperatures adversely impact product cultivation conditions for farmers, ranchers and fishermen, including by disrupting ecosystems and severely altering the growing conditions, nutrient levels, soil moisture, and water availability necessary for the growth and cultivation of crops and raising of animals. As extreme shifts in climate conditions make it more difficult to raise and produce crops, livestock, and seafood, there may be a decrease in the product quality and the yield quantity of food products. Consequently, such a decreased food supply may adversely affect the availability or cost of certain products within the grocery supply chain, which could lead to shortages or reduced gross profit margins as such products become more expensive. At the global level, the impact of climate change on food supply is more likely to lead to food insecurity in countries which, unlike the United States, have climates insufficient to sustain diverse food production. Thus, there may be increased demand for agricultural exports from regions that experience production difficulties yet have sufficient wealth to purchase imports. This may impact the availability of products for us to purchase.

In addition, legislative and regulatory efforts to combat climate change or other environmental issues could result in new or more stringent forms of oversight and mandatory or voluntary reporting, diligence and disclosure, which could increase costs, result in additional taxes and other expenses, and further impact our business, results of operations and financial condition.

Threats or potential threats to food and drug safety, the occurrence of a widespread health epidemic and/or pandemic or regulatory concerns in our supply chain may adversely affect our business.

Acts or threats, whether perceived or real, of war or terror or other criminal activity directed at the food and drug industry or the transportation industry, whether or not directly involving our stores, could increase our operating costs or impact general consumer behavior and consumer spending. Other events that give rise to actual or potential food contamination, drug contamination or food-borne illnesses, or a widespread regional, national or global health epidemic and/or pandemic could have an adverse effect on our operating results or disrupt production and delivery of the products we sell, our ability to appropriately and safely staff our stores and cause customers to avoid public gathering places or otherwise change their shopping behaviors. We source our products from vendors and suppliers and related networks across the globe who may be subject to regulatory actions or face criticism due to actual or perceived social injustices, including human trafficking, non-sustainable practices, child labor or environmental, health and safety violations. A disruption in our supply chain due to any regulatory action or social injustice could have an adverse impact on our supply chain and ultimately our business, including potential harm to our reputation.

We could be affected if consumers lose confidence in the food supply chain or the quality and safety of our products.

We could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. To the extent that a pathogen is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of such products. In addition, recalls or withdrawals of food products, and in particular the food products we manufacture or are sold under any of our Own Brands product names, may involve costs to us, the inability to sell those products or reputational harm to us. The real or perceived sale of contaminated food products by us could result in product liability claims, a loss of consumer confidence in our products and product recalls or withdrawals, which could have a material adverse effect on our business.

Fuel prices and availability may adversely affect our results of operations.

We currently operate 405 fuel centers that are adjacent to many of our store locations. As a result, we sell a significant amount of gasoline and diesel fuel. Increased regulation or significant increases in wholesale fuel costs and fuel taxes could result in lower gross margins on fuel sales, and demand could be negatively impacted by retail price increases as well as by concerns about the effect of emissions on the environment. We are unable to predict future regulations, environmental effects, political unrest, geopolitical tensions, hostilities or boycotts, acts of war or terrorism, the actions of major oil producing countries to regulate oil production, or the acts of countries to disrupt the distribution of oil, and other matters that may affect the cost and availability of fuel, and how our customers will react to any of the preceding matters, which could adversely affect our results of operations.

Increased commodity prices may adversely impact our profitability.

Many of our own and sourced products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices can be volatile and can be impacted by geopolitical risks and tariffs arising from international trade disputes, trade wars and inflation. For example, tariffs on products imported from certain countries may increase commodity prices for products. Any increase in commodity prices may cause an increase in our input costs or the prices our vendors seek from us. Although we typically are able to pass on modest commodity price increases or mitigate vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part, if commodity prices increase materially or there are significant inflationary pressures. If we are forced to increase prices, our customers may reduce their purchases at our stores or trade down to less profitable products. Both may adversely impact our profitability as a result of reduced revenue or reduced margins.

Legal and Regulatory Risks

Unfavorable changes in government regulation may have a material adverse effect on our business.

We operate our business within strict and complex regulatory environments, which includes laws and regulations involving antitrust and competition, privacy, data protection, environmental, healthcare, anti-bribery, anti-corruption, tax, accounting, financial reporting, health and sanitation standards, food labeling and safety, prescriptions, controlled substances, zoning, vehicle operations, fuel operations, equal employment opportunity, minimum wages and licensing for the sale of food, drugs, and alcoholic beverages, among other matters, and we could be materially adversely affected by changes to, and/or any failure to comply with, existing and new legal requirements. In addition, our industry faces significant political, societal, and media scrutiny, and we may be subject to frequent or increasing challenges which may impact our reputation and business. Additionally, shifts in enforcement practices or regulatory scrutiny generally cannot be anticipated or predicted or our predictions may not be accurate. If we fail to predict or respond adequately to regulatory changes or expanding disclosure requirements, or do not respond as effectively as our competitors, our reputation, business, operations, and financial performance may be adversely affected. Political, governmental, and regulatory regimes and practices can evolve as a result of elections or other events beyond our control. Such changes, including those which have and may occur under the new administration, are unpredictable and may have negative impacts on our business and operations. Compliance with laws, regulations, policies, and enforcement practices may become challenging requiring operational changes which may be difficult to implement, increase our operating costs, require significant capital expenditures, or result in adverse publicity and harm our reputation.

Tax matters could adversely affect our results of operations and financial conditions.

We may be affected by higher rates of federal, state, or local tax imposed as a result of political developments or economic conditions, which could adversely affect our earnings. Our future tax liability could be adversely affected by regulatory and legal changes, the results of tax audits and examinations, and changes in accounting policies and interpretations relating to tax matters, all of which could negatively impact our business. In addition, changes in tax rates, tax laws, and regulations that impact our customers or the economy generally may also impact our financial condition and results of operations.

Unfavorable changes in, failure to comply with, or increased costs to comply with environmental laws and regulations could adversely affect us. The storage and sale of petroleum products could expose us to potentially significant liabilities.

Our operations, including our 405 fuel centers, are subject to various laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources. Third-party claims in connection with releases of, or exposure to, hazardous materials relating to our current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of our properties could impair our ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial and could have a material adverse effect on our business. Under current environmental laws, we may be held responsible for the remediation of environmental conditions regardless of whether we lease, sublease or own the stores or other facilities and regardless of whether such environmental conditions were created by us or a prior owner or tenant. In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect us directly or indirectly through increased costs on our suppliers. There can be no assurance that environmental contamination relating to prior, existing or future sites or other environmental changes will not adversely affect us through, for example, business interruption, cost of remediation or adverse publicity.

We are subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on us.

In the course of conducting our business, arising in or outside of the ordinary course, we are and may become a party to various legal proceedings, including lawsuits related to the termination of the merger agreement with Kroger, class actions in matters involving personnel and employment issues, federal and state wage and hour laws, personal injury, antitrust claims based on both federal and state law, packaging or product claims, claims related to the sale of drug or pharmacy products, such as opioids, claims invoking consumer-protection statutes, intellectual property claims and fiduciary and securities claims. We may also become subject to governmental and regulatory inquiries related to our operations. We estimate our exposure to legal proceedings and establish reserves for the estimated liabilities. We are unable to predict the outcome of any litigation, investigation or any action by governmental entities and can provide no assurance as to the scope and outcome of these matters and whether our business, financial position, results of operations or cash flows will not be materially adversely affected. In addition, legal proceedings are expensive and could result in significant costs to us, including any costs we may be required to pay in connection with the legal proceedings with Kroger. These significant costs, along with our inability to collect the termination fee of $600 million from Kroger, could have a material adverse effect on our business, operating results, and financial condition.

The inability to insure or have adequate amounts of insurance against the risks we face may have a material adverse impact on our results of operations.

We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. The majority of our workers' compensation liability is from claims occurring in California, where workers' compensation has received intense scrutiny from the state's politicians, insurers, employers and providers, as well as the public in general. State-specific statutes and legislation may result in an increase to our workers' compensation liability, which could have a material adverse impact on our results of operations.

Risks Related to Information Security, Cybersecurity, Data Privacy and Artificial Intelligence Technologies

We may be adversely affected by risks related to our dependence on IT systems. Any future changes to or intrusion into these IT systems, even if we are compliant with industry security standards, could materially adversely affect our financial condition and operating results.

We have complex information technology systems that are important to the success of our business operations, financial reporting and marketing initiatives. Our information systems are subject to outages, unplanned downtime, program transitions, breakdowns, ransomware attacks, denial of service attacks, malware and other cyber incidents. If we fail to timely or successfully mitigate such adverse events affecting these systems, or experience difficulties accessing the proprietary business data stored in these systems, or in maintaining, expanding or upgrading existing systems or implementing new systems, we could incur significant losses to our business and operations. These risks may be further exacerbated by the deployment and use of cloud-based enterprise solutions. In a cloud computing environment, we are subject to outages by third-party service providers and security breaches to their systems, which we may have little control over. In the case of a cloud computing outage, the reconstitution of our business services running on those computing resources will be dependent on the third-party hosting provider restoring availability.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals or other payment systems.

We regularly defend against and respond to data security incidents. While we are vigilant in monitoring the security of our information technology systems, we may not be able to prevent all unauthorized access or remediate the impact of such unauthorized access. The techniques used by cyber criminals change frequently and often cannot be recognized until launched against a target; accordingly, we may not be able to anticipate these frequently changing techniques, implement adequate preventive measures for all of them or remediate any unauthorized access on a timely basis. In addition, ongoing geopolitical conflicts and the development of sophisticated artificial intelligence systems may increase the risk of cyberattacks which could impact our operations. Any unauthorized access into our customers' sensitive information, data belonging to us or our vendors or employee data, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers', vendors' and employees' confidence in us and subject us to investigations, required notifications or public disclosures, potential litigation, liability, fines and penalties and consent decrees, resulting in a possible material adverse impact on our financial condition and results of operations.

As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry ("PCI") Data Security Standard ("PCI DSS"), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute ("ANSI") data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. Additionally, the Fair and Accurate Credit Transactions Act ("FACTA") requires systems that print payment card receipts to employ personal account number truncation so that the consumer's full account number is not viewable on the slip. Despite our efforts to comply with these or other payment card standards and other information security measures, we cannot be certain that all of our IT systems will be able to prevent, contain or detect all cyber-attacks or intrusions. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, privacy and information security laws and standards continue to evolve and could expose us to further regulatory burdens. The cost of complying with stricter laws and standards, including PCI DSS, ANSI and FACTA data encryption standards and state consumer data privacy, data protection and related laws, could be significant.

The loss of confidence from a data security incident involving our customers, employees or vendors could materially adversely affect our financial condition and operating results.

We receive, store and transmit personal information in connection with our business, including information from processing credit card data, digital marketing, and human resources records. The legal landscape surrounding privacy and cybersecurity is constantly changing, leading to stricter requirements for the processing of personal information. Meeting these obligations poses challenges, as any missteps could result in fines, government scrutiny, and lawsuits from individuals and regulators. Violations, or even perceived violations, of privacy, can adversely affect the trust that customers, employees, and vendors place in us regarding their personal information. The protection of our customer, employee and vendor data is critically important to us. Despite our considerable efforts to secure, upgrade and maintain our computer networks, our information security could be compromised, and customer, employee and vendor confidential information could be misappropriated whether as a result of cyberattacks on our information systems, the information systems hosted by third party providers or otherwise. If we experience a data security incident, we could be exposed to government enforcement actions, ransomware claims, loss of business information, negative publicity and possible claims from customers, associates, financial institutions and payment card associations. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop shopping at our stores altogether and materially adversely affect our financial condition and operating results.

We and our third parties may use artificial intelligence in our business, which could result in competitive and reputational harm, and legal liability, and adversely affect our results of operations.

We and our third parties are increasingly incorporating artificial intelligence ("AI") solutions into our operations, systems, and services. Developing and incorporating AI solutions into our business is uncertain and may result in increased costs and business disruptions without a corresponding benefit. Our competitors may incorporate AI into their products and services more quickly or more successfully than us, which could impair our ability to compete effectively in the market. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, biased, or infringe on existing intellectual property, our business, financial condition, and results of operations may be adversely affected. AI presents emerging ethical issues and could pose potential harms to our customers and associates and if our use of AI becomes controversial, we may experience competitive harm, brand or reputational harm, or legal liability. AI also presents a new attack surface that cybercriminals will attempt to exploit as well as providing means to scale and automate targeted attacks. The rapid evolution of AI, including expected government regulation of AI and automated decision making, requires resources, formalized AI governance, a commitment to the ethical and responsible use of data, and processes to best meet these challenges. If we fail to adopt AI in a thoughtful and strategic manner, the risks above may be exacerbated.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

As of February 28, 2026, we had approximately $8.6 billion of debt outstanding (other than finance lease obligations), and, subject to our borrowing base, we would have been able to borrow an additional $3.6 billion under our asset-based loan ("ABL") facility (the "ABL Facility"). As of February 28, 2026, we and our subsidiaries had approximately $0.4 billion of finance lease obligations.

Our indebtedness could have important consequences. For example, it could: increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; and limit our ability to borrow additional funds. In addition, there can be no assurance that we will be able to refinance any of our debt or that we will be able to refinance on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as sales of assets, sales of equity or restructure of the applicable debt.

We may incur substantially more debt in the future.

We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the credit agreement that governs the ABL Facility and the indentures that govern our indebtedness, as disclosed in "Part II— Item 8. Financial Statements and Supplementary Data—Note 5", permit us to incur significant additional debt, subject to certain limitations. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would increase.

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on and to refinance the indebtedness and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future, as described in the section entitled "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. This ability is, to a significant extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. In any such circumstance, we may need to refinance all or a portion of our indebtedness, on or before maturity. We may not be able to refinance any indebtedness on commercially reasonable terms, or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Any such action, if necessary, may not be effected on commercially reasonable terms, or at all. The instruments governing our indebtedness may restrict our ability to sell assets and our use of the proceeds from such sales.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our credit agreement, or any replacement revolving credit facility in respect thereof, could elect to terminate their revolving commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

Our debt instruments limit our flexibility in operating our business.

Our debt instruments contain various covenants that limit our and our restricted subsidiaries' ability to engage in specified types of transactions. A breach of any of these covenants could result in a default under our debt instruments. Any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions. In addition, certain of the covenants governing the ABL Facility and our existing notes restrict, among other things, our and our restricted subsidiaries' ability to: incur additional indebtedness or provide guarantees in respect of obligations of other persons; pay dividends on, repurchase stock from or make distributions to our stockholders, or make other restricted payments or make certain investments; prepay, redeem or repurchase debt; make loans, investments and capital expenditures; sell or otherwise dispose of certain assets; incur liens; engage in sale leaseback transactions; restrict dividends, loans or asset transfers from our subsidiaries; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into a new or different line of business; and enter into certain transactions with our affiliates.

In addition, the restrictive covenants in our ABL Facility require us, in certain circumstances, to maintain a specific fixed charge coverage ratio. Our ability to meet that financial ratio can be affected by events beyond our control, and there can be no assurance that we will meet it. A breach of this covenant could result in a default under such facilities. Moreover, the occurrence of a default under our ABL Facility could result in an event of default under our other indebtedness. Upon the occurrence of an event of default under our ABL Facility, the lenders could elect to declare all amounts outstanding under the ABL Facility to be immediately due and payable and terminate all commitments to extend further credit. Even if we can obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Increases in interest rates, a downgrade of our credit ratings and/or instability in the credit market could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt under our ABL Facility and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures, working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and use of our ABL Facility. The interest rate on these borrowing arrangements is generally determined from a borrowing rate at the borrowing date plus a pre-set margin. Significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results. We rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally recognized credit rating agencies could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our business by substantially increasing the cost of, or limiting access to, capital.


Risks Related to Owning Our Common Stock


The price of our common stock may be volatile or may decline regardless of our operating performance, and you may suffer a decline in value.

The market price of our common stock is volatile and may be influenced by many factors, some of which are beyond our control, including: stock market volatility in response to macroeconomic and global events; if a substantial number of shares of our common stock becomes available for sale and are sold in a short period of time, the market price of our common stock could decline; the failure of securities analysts to cover our common stock, or changes in financial estimates by analysts; if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business; changes in, or investors' perception of, the food and drug retail industry; the activities of competitors; future issuances and sales of our common stock, including in connection with acquisitions; the impact of our stock repurchase program; future sales of our common stock by our largest stockholder; our quarterly or annual earnings or those of other companies in our industry; the public's reaction to our press releases, our other public announcements and our filings with the SEC; and litigation involving us, our industry, or both.

Our largest stockholder is Cerberus, which may have conflicts of interest with other stockholders in the future.

Cerberus beneficially owns in the aggregate approximately 30% of our common stock and Cerberus has certain governance rights pursuant to a Stockholders' Agreement. As a result, Cerberus may be able to influence (i) the election of our directors, (ii) our corporate and management policies and (iii) other matters submitted to our stockholders for approval. The interests of Cerberus may not coincide with the interests of other holders of our common stock. Additionally, Cerberus is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Cerberus may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to own a significant amount of the outstanding shares of our common stock, Cerberus will continue to be able to strongly influence our decisions.

Provisions in our charter documents and Delaware law may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our amended and restated certificate of incorporation, as amended ("certificate of incorporation"), and our amended and restated bylaws ("bylaws") may restrict the ability of stockholders to make changes in our governance that they may consider advantageous or desirable. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace members of our Board of Directors (the "Board"). Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace members of our management team. Our certificate of incorporation authorizes our Board to issue up to 100,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our Board at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board to issue preferred stock could delay, discourage, prevent, or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under certain of our securities and debt agreements, including the ABL Facility, and our existing notes.

Holders of our common stock are only entitled to receive such cash dividends as our Board, in its sole discretion, may declare out of funds legally available for such payments, including minimum capital requirements and limited by contractual obligations or covenants in any financing arrangements that we are currently a party to, including the ABL Facility and our existing notes, or any that we may enter into in the future. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate at any time, the payment of dividends on our common stock.

Item 1B - Unresolved Staff Comments

None.

Item 1C - Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management processes for assessing and managing risks from cybersecurity threats include proactively identifying and detecting internal and external threats and vulnerabilities and mitigating, containing or eradicating attacks, as necessary. To ensure the highest levels of availability and integrity of critical business systems and services, we have designed a comprehensive risk reduction strategy. Our cybersecurity related risk management processes include assessing risk based on business criticality, data classification, disaster recovery rating, and security monitoring our operations (e.g., network, systems, retail stores, manufacturing plants and distribution centers) to determine where and how critical business operations could be impacted by a cyber incident. We maintain a risk repository and partner with technology and business teams to identify and remediate risk. Our cybersecurity team conducts regular risk assessments to analyze the likelihood of compromise and magnitude of harm which could potentially result from unauthorized access, use, disclosure, disruption, modification, or destruction of the Company's systems and data. We also perform risk assessments on our third-party suppliers. We make reasonable efforts to require third-party technology service providers to manage vulnerabilities in their environments to prevent the risk of impact to our business operations and enterprise network. We also undertake periodic National Institute of Standards and Technology ("NIST") Cybersecurity Framework assessments, conducted by a third party, to ensure our cybersecurity program is maturing in-line with industry and includes the key functions and capabilities to address key risk areas.

Collectively with our technology partners, we continuously (24/7) monitor our systems and assets to quickly respond to cybersecurity threats against our business. We conduct vulnerability scanning of our infrastructure and applications to identify risk and work with relevant stakeholders to proactively remediate risk where necessary. Additionally, we partner with multiple third-party managed security service providers ("MSSP") for enhanced monitoring of our information technology and data security environment and to perform proactive detection and investigation of suspicious or malicious activity within our network. We have defined processes with our third-party MSSPs for handling and escalating identified potential malicious activity within the Company's information technology environment. MSSPs and internal stakeholders perform response actions when a security event is identified. Additionally, we meet regularly with our MSSPs to enhance processes and to ensure service level requirements are being met.

Information security risk events are managed by following our cyber incident response plan and executed by our cybersecurity team in coordination with stakeholders (including legal counsel) who review and assess materiality based on qualitative and quantitative factors. In the case of a risk event that has a broad organizational impact, the event will be escalated to the Company's Corporate Crisis Management Team comprised of senior leadership who will execute a tailored response plan, activate notification procedures where applicable, and guided by legal counsel, coordinate communications with appropriate business partners, and manage the incidents through closure. We conduct annual tabletop exercises to test our response processes and incident management procedures. The outcomes from these exercises are used to drive continuous improvement in how we handle cybersecurity incidents.

Governance

Our Board is engaged in risk management and the oversight of Company-wide risks. To supplement its risk oversight function, our Board has delegated certain risk management responsibilities to the Audit and Risk Committee (the "Audit Committee") and the Technology Committee of the Board (the "Technology Committee").

As part of its responsibility related to enterprise-wide risk management, the Audit Committee reviews and discusses with management cybersecurity risks, how they are being addressed and the effectiveness of risk management policies and practices to help safeguard the Company's operations, financial systems, and data in an ever-evolving threat landscape. The internal audit team, in its quarterly compliance and risk assessment update to the Audit Committee, reports on its reviews of the Company's cybersecurity risk exposures, controls and management actions, as applicable. In addition to this regular reporting, significant cybersecurity incidents, risks or threats may also be escalated on an as-needed basis to the Audit Committee.

The Technology Committee is responsible for oversight of the Company's technology risk management, including but not limited to the Company's technology related policies, technology architecture, significant emerging technology issues and trends that may affect the Company, and practices and safeguards for information technology, cybersecurity, and data security. Our Chief Information Security Officer ("CISO") presents cybersecurity related topics quarterly to the Technology Committee, including reviews of key information security risk metrics and program maturity progress, and annually updates the Board on external assessments.

At the management level, our cybersecurity organization is led by the Company's CISO, who reports to the Company's Chief Technology and Transformation Officer. The CISO is responsible for all aspects of our cybersecurity program across the Company, which includes cybersecurity engineering and architecture, cybersecurity operations, incident response, threat intelligence, identity and access management, cybersecurity risk and compliance, and vulnerability management. Our CISO has served in leadership roles across the banking and financial services sectors. Before joining the Company, he was the Head of Strategy and Governance for the Global Technology Chief Technology Office at JPMorgan. He earned a BS in Computer Science from Saint Anselm College and MBA in Finance from NYU's Stern School of Business. Effective April 26, 2026, the Company hired a new CISO to lead our cybersecurity organization.

Risks from Material Cybersecurity Threats

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on the Company. Although we have not experienced cybersecurity incidents that are individually, or in the aggregate, material, we have experienced cyberattacks in the past, which have been mitigated by preventive, detective, and responsive measures put in place by the Company.

For a detailed discussion of the Company's cybersecurity related risks, see "Item 1A. Risk Factors—Risks Related to Information Security, Cybersecurity, Data Privacy and Artificial Intelligence Technologies."

Item 2 - Properties

As of February 28, 2026, we operated 2,244 stores located in 35 states and the District of Columbia as shown in the following table:

Location	Number of stores	Location	Number of stores	Location	Number of stores
Alaska	24	Iowa	1	North Dakota	1
Arizona	137	Louisiana	15	Oklahoma	1
Arkansas	1	Maine	19	Oregon	118
California	584	Maryland	66	Pennsylvania	50
Colorado	94	Massachusetts	75	Rhode Island	8
Connecticut	5	Montana	39	South Dakota	3
Delaware	17	Nebraska	4	Texas	210
District of Columbia	12	Nevada	50	Utah	6
Hawaii	23	New Hampshire	25	Vermont	19
Idaho	44	New Jersey	84	Virginia	39
Illinois	184	New Mexico	34	Washington	214
Indiana	4	New York	19	Wyoming	15

The following table summarizes our stores by size as of February 28, 2026:

Square Footage	Number of stores	Percent of total
Less than 30,000	206	9.2 %
30,000 to 50,000	763	34.0 %
More than 50,000	1,275	56.8 %
Total stores	2,244	100.0 %

We own or ground-lease approximately 39% of our operating stores and 51% of our industrial properties (distribution centers, warehouses and manufacturing plants).

Our corporate headquarters is located in Boise, Idaho. We own our headquarters. The premises is approximately 250,000 square feet in size. In addition to our corporate headquarters, we have corporate offices in Pleasanton, California, Phoenix, Arizona and Plano, Texas. We also operate global business capability centers in India and the Philippines. We believe our properties are well maintained, in good operating condition and suitable for operating our business.

Item 3 - Legal Proceedings

The Company is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these claims or suits purport or may be determined to be class actions and/or seek substantial damages. It is the opinion of the Company's management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on the Company's business or overall financial condition. See also the matters under the caption *Legal Proceedings* in "Part II—Item 8. Financial Statements and Supplementary Data—Note 12."

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency is probable and can be reasonably estimated. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. While management currently believes that the aggregate estimated liabilities currently recorded are reasonable, it remains possible that differences in actual outcomes or changes in management's evaluation or predictions could arise that could be material to the Company's results of operations or cash flows.

Environmental Matters

Our operations are subject to regulation under environmental laws, including those relating to waste management, air emissions and underground storage tanks. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of contamination at our facilities. SEC regulations require us to disclose certain environmental matters arising under federal, state, or local environmental provisions if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, we use a threshold of $1 million for purposes of determining whether disclosure of any such proceedings is required.

Item 4 - Mine Safety Disclosures

Not applicable.

PART II

Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

The Company's Class A common stock began trading on the NYSE on June 26, 2020 under the symbol "ACI." Prior to that date, there was no public market for the Company's Class A common stock. As of April 23, 2026, there were 68 holders of record of our Class A common stock.

Performance Graph

The following graph shows a comparison of the total cumulative stockholder return on our Class A common stock with the total return for (i) the S&P 500 Index and (ii) the S&P 500 Retail Composite Index for the period from February 27, 2021 through February 28, 2026. The graph assumes an investment of $100 in our Class A common stock at market close on February 27, 2021 and the reinvestment of dividends. The comparisons in the table are not intended to forecast or be indicative of possible future performance of our Class A common stock.



Comparison of Cumulative Total Return
$250.00
$200.00
$150.00
$100.00
$50.00
2/27/2021
2/26/2022
2/25/2023
2/24/2024
2/22/2025
2/28/2026
ACI
S&P 500
S&P 500 Retail Composite

	2/27/2021	2/26/2022	2/25/2023	2/24/2024	2/22/2025	2/28/2026
ACI	$ 100.00	$ 187.21	$ 175.76	$ 187.59	$ 184.55	$ 165.76
S&P 500	100.00	116.66	107.41	139.90	167.55	194.15
S&P 500 Retail Composite	100.00	110.14	90.02	130.01	157.99	166.20

Issuer Purchases of Equity Securities

Share repurchase activity during the fourth quarter of fiscal 2025 was as follows:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (in millions) (2)(3)
November 30, 2025 through December 27, 2025	—	$ —	—	$ 1,317.8
December 28, 2025 through January 24, 2026	7,294,291	16.63	7,294,291	1,317.8
January 25, 2026 through February 28, 2026	7,285,800	17.64	7,285,800	1,189.3
Total	14,580,091	$ 17.13	14,580,091	$ 1,189.3

(1) On October 14, 2025, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with JPMorgan to repurchase $750 million of shares of the Company's common stock. Pursuant to the ASR Agreement, on October 15, 2025, the Company paid JPMorgan $750.0 million in cash and received an initial delivery of 35.4 million shares of common stock with a value equal to $600.0 million as of the date the ASR Agreement was executed, representing an estimated 80% of the total shares initially underlying the ASR Agreement. Final settlement of the ASR occurred during the fourth quarter of fiscal 2025, and the Company received a final delivery of 7.3 million shares on January 8, 2026. The Company repurchased a total of 42.7 million shares under the ASR Agreement at an average price of $17.57 per share, based on the average of the volume-weighted average share price of the Company's common stock on specified dates during the term of the ASR Agreement, less a discount.

(2) Excludes excise tax on share repurchases in excess of issuances, which is included as part of the cost basis of the shares acquired.

(3) On December 11, 2024, the Board authorized a multi-year share repurchase program of up to $2.0 billion of the Company's common stock. The share repurchase program could include open market repurchases, accelerated share repurchase programs, tender offers, block trades, potential privately negotiated transactions, or trading plans in compliance with the federal securities laws. On October 14, 2025, the Company announced that the Board authorized an increase to the share repurchase program from $2.0 billion to $2.75 billion. The $750 million ASR Agreement paid in cash on October 15, 2025 was reflected in the dollar value of shares that may yet be purchased under the share repurchase program in the third quarter of fiscal 2025. On April 14, 2026, subsequent to the end of fiscal 2025, the Board authorized an increase to the remaining share repurchase authorization of $900 million, resulting in a total remaining authorization of $2.0 billion as of April 14, 2026.

Item 6 - [Reserved]

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes found in "Part II—Item 8. Financial Statements and Supplementary Data" in this Form 10-K, as well as "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended February 22, 2025 filed with the SEC on April 21, 2025, which provides comparisons of fiscal 2024 and fiscal 2023. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section entitled "Special Note Regarding Forward-Looking Statements" set forth in Part I and in Item 1A. "Risk Factors."

Our last three fiscal years consisted of the 53 weeks ended February 28, 2026 ("fiscal 2025"), the 52 weeks ended February 22, 2025 ("fiscal 2024") and the 52 weeks ended February 24, 2024 ("fiscal 2023"). In this Management's Discussion and Analysis of Financial Condition and Results of Operations of Albertsons Companies, Inc., the words "Albertsons," the "Company," "we," "us," "our" and "ours" refer to Albertsons Companies, Inc., together with its subsidiaries.

EXECUTIVE SUMMARY - FISCAL 2025 OVERVIEW

We are one of the largest food retailers in the United States, with 2,244 stores across 35 states and the District of Columbia as of February 28, 2026. We operate 22 well known banners including *Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Jewel-Osco, ACME, Shaw's, Star Market, United Supermarkets, Market Street, Haggen, Kings Food Markets* and *Balducci's Food Lovers Market*, with approximately 280,000 talented and dedicated employees, as of February 28, 2026, who serve on average 36.5 million customers each week. Additionally, as of February 28, 2026, we operated 1,713 in-store pharmacies, 1,240 in-store branded coffee shops, 405 associated fuel centers, 22 dedicated distribution centers, 19 manufacturing facilities and various digital platforms.

During fiscal 2025, we continued to execute on our business strategy, which is centered around driving customer growth and engagement through digital connection and loyalty, expanding our Media Collective, enhancing the customer value proposition, modernizing capabilities through technology and AI, and driving transformational productivity. We continue to invest in growth through our four digital platforms of eCommerce, Loyalty, Pharmacy & Health and the use of our mobile app in our stores. This integrated ecosystem is intended to enhance our ability to innovate, improve marketing efficiency, and support revenue growth over time, while strengthening customer engagement and loyalty.

Identical sales, excluding fuel, increased 2.0% during fiscal 2025. Our digital investments are continuing to drive engagement, customer acquisition and retention. During fiscal 2025, digital sales, which include Drive Up & Go curbside pickup and home delivery, increased 21% compared to fiscal 2024 as we continue to elevate our customer experience. In loyalty, membership grew 12% to 51.2 million in fiscal 2025 compared to fiscal 2024, while program enhancements and simplification continue to fuel deeper engagement through more frequent transactions and easier reward redemption. During fiscal 2025, in-store pharmacy sales were influenced by evolving regulatory and reimbursement dynamics, while management actions remained focused on improving underlying profitability, operational efficiency and customer engagement

Our customer value proposition focuses on making shopping more affordable, intuitive and personalized across our markets. By combining data-driven personalization with disciplined price investments, we aim to deliver clearer, more consistent value. Through targeted pricing actions, improved loyalty-driven promotions and continued Own Brands innovation, we are reinforcing trust with customers who increasingly expect transparency and consistency in their weekly shop. These efforts are designed to support both value perception and longer-term margin sustainability.

Technology and AI are an important component of our transformation and long-term growth strategy. In the digital customer experience, AI-driven capabilities are helping to modernize the way customers shop, delivering increased personalization intended to drive engagement, basket size and loyalty. Our AI-enabled shopping assistant continues to evolve as customer adoption increases. As part of our investments in an AI-enabled supply chain, we have launched a proprietary forecasting capability we call Gateway to enhance replenishment performance and improve efficiency across promotional center store SKUs. Execution of these initiatives occurs within a dynamic macroeconomic and competitive environment and requires continued investment, discipline and adaptability.

Our capital allocation strategy balances investing for the future, strengthening our balance sheet and returning capital to shareholders through a combination of dividends and opportunistic share repurchases. Capital expenditures were approximately $1,833.6 million during fiscal 2025, primarily including the completion of 94 remodels, the opening of nine new stores and continued investment in our digital and technology platforms. Capital returns to shareholders during fiscal 2025 included $322.7 million of common stock dividends ($0.60 per common share) and the investment of $1,492.5 million for the repurchase of common stock, inclusive of the $750 million ASR Agreement. On April 14, 2026, we increased the quarterly cash dividend from $0.15 per common share to $0.17 per common share. Also on April 14, 2026, we increased the remaining share repurchase authorization to $2.0 billion in total.

Fiscal 2025 highlights

In summary, our financial and operating highlights for fiscal 2025 include:

- Identical sales increased 2.0%
- Digital sales increased 21%
- Loyalty members increased 12% to 51.2 million
- Net income of $217 million, or $0.40 per Class A common share, inclusive of the $600 million charge, net of tax, or $(1.10) per Class A common share, related to the Opioid Settlement Framework (as defined herein)
- Adjusted net income of $1,209 million, or $2.18 per Class A common share
- Adjusted EBITDA of $3,902 million
- Operating cash flows of $2,367 million
- Continued modernization of our store fleet, including completing 94 remodels and opening nine new stores

Stores

The following table shows stores operating, opened and closed during the periods presented:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Stores, beginning of period	2,270	2,269	2,271
Opened	9	11	6
Closed	(35)	(10)	(8)
Stores, end of period	2,244	2,270	2,269

The following table summarizes our stores by size:

	Number of Stores		Percent of Total		Retail Square Feet (1)	
Square Footage	February 28, 2026	February 22, 2025	February 28, 2026	February 22, 2025	February 28, 2026	February 22, 2025
Less than 30,000	206	214	9.2 %	9.4 %	4.7	4.9
30,000 to 50,000	763	777	34.0 %	34.2 %	32.0	32.6
More than 50,000	1,275	1,279	56.8 %	56.4 %	75.3	75.5
Total Stores	2,244	2,270	100.0 %	100.0 %	112.0	113.0

(1) In millions, reflects total square footage of retail stores operating at the end of the period.

NON-GAAP FINANCIAL MEASURES

We define EBITDA as generally accepted accounting principles ("GAAP") earnings (net loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as earnings (net loss) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing core performance. We define Adjusted net income as GAAP net income adjusted to eliminate the effects of items management does not consider in assessing our ongoing core performance. We define Adjusted net income per Class A common share as Adjusted net income divided by the weighted average diluted Class A common shares outstanding, as adjusted to reflect all restricted stock units and awards outstanding at the end of the period, as well as the conversion of Convertible Preferred Stock when it is antidilutive for GAAP.

EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted net income per Class A common share (collectively, the "Non-GAAP Measures") are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income, gross margin and net income per Class A common share. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing our ongoing core operating performance, and thereby provide useful measures to analysts and investors of our operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to our results of operations may be impacted by such differences. We also use Adjusted EBITDA for board of director and bank compliance reporting. Our presentation of Non-GAAP Measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Non-GAAP Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes.

RESULTS OF OPERATIONS

The following information summarizes the components of our Consolidated Statements of Operations for fiscal 2025 compared to fiscal 2024.

Summary of Consolidated Statements of Operations (dollars in millions, except per share data):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
Net sales and other revenue	$ 83,172.5	100.0 %	$ 80,390.9	100.0 %	$ 79,237.7	100.0 %
Cost of sales	60,565.8	72.8	58,135.3	72.3	57,192.0	72.2
Gross margin	22,606.7	27.2	22,255.6	27.7	22,045.7	27.8
Selling and administrative expenses	21,891.3	26.3	20,613.7	25.6	19,932.9	25.2
(Gain) loss on property dispositions and impairment losses, net	(12.2)	—	95.8	0.1	43.9	—
Operating income	727.6	0.9	1,546.1	2.0	2,068.9	2.6
Interest expense, net	504.2	0.6	459.8	0.6	492.1	0.6
Other income, net	(44.4)	—	(43.4)	—	(12.2)	—
Income before income taxes	267.8	0.3	1,129.7	1.4	1,589.0	2.0
Income tax expense	50.4	—	171.1	0.2	293.0	0.4
Net income	$ 217.4	0.3 %	$ 958.6	1.2 %	$ 1,296.0	1.6 %
Basic net income per Class A common share	$ 0.40		$ 1.65		$ 2.25	
Diluted net income per Class A common share	0.40		1.64		2.23	

Net Sales and Other Revenue

Net sales and other revenue increased $2,781.6 million, or 3.5%, to $83,172.5 million in fiscal 2025 from $80,390.9 million in fiscal 2024. The increase in Net sales and other revenue in fiscal 2025 as compared to fiscal 2024 was driven by our 2.0% increase in identical sales, with growth in pharmacy sales being the primary driver of the identical sales increase, as well as the impact of the additional 53rd week. We also continued to grow our digital sales with a 21% increase during fiscal 2025. These increases in Net sales and other revenue were partially offset by a net reduction in sales driven by store closures since the fourth quarter of fiscal 2024 and lower fuel sales. The components of the change in Net sales and other revenue for fiscal 2025 were as follows (in millions):

	Fiscal 2025
Net sales and other revenue for fiscal 2024	$ 80,390.9
Identical sales increase of 2.0%	1,569.0
Estimated impact of 53rd week	1,360.0
Decrease in fuel sales	(177.6)
Decrease in sales due to store closures, net of new store openings	(63.4)
Other, net	93.6
Net sales and other revenue for fiscal 2025	$ 83,172.5

Identical Sales, Excluding Fuel

Identical sales include stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis. Direct to consumer digital sales are included in identical sales, and fuel sales are excluded from identical sales. Acquired stores become identical on the one-year anniversary date of the acquisition. Identical sales results, on an actual basis, for the past three fiscal years were as follows:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Identical sales, excluding fuel	2.0%	2.0%	3.0%

The following table represents Net sales and other revenue by product type (dollars in millions):

	Fiscal 2025		Fiscal 2024	
	Amount (1)	% of Total	Amount (1)	% of Total
Non-perishables (2)	$ 40,624.8	48.8 %	$ 40,102.8	49.9 %
Fresh (3)	26,024.2	31.3 %	25,507.3	31.7 %
Pharmacy	11,414.9	13.7 %	9,597.2	11.9 %
Fuel	3,803.0	4.6 %	3,980.6	5.0 %
Other (4)	1,305.6	1.6 %	1,203.0	1.5 %
Total (5)	$ 83,172.5	100.0 %	$ 80,390.9	100.0 %

(1) Digital related sales are included in the categories to which the revenue pertains.

(2) Consists primarily of general merchandise, grocery, dairy and frozen foods.

(3) Consists primarily of produce, meat, deli and prepared foods, bakery, floral and seafood.

(4) Consists primarily of wholesale sales to third parties, commissions, rental income, media advertising revenue and other miscellaneous revenue.

(5) Fiscal 2025 includes an estimated $1.4 billion of incremental Net sales and other revenue due to the additional 53rd week.

Gross Margin

Gross margin rate decreased to 27.2% in fiscal 2025 compared to 27.7% in fiscal 2024. Excluding the impacts of fuel and LIFO, gross margin rate decreased 59 basis points. This decrease in gross margin rate was primarily driven by strong growth in pharmacy sales, which carries an overall lower gross margin rate, and increases in delivery and handling costs related to the continued growth in our digital sales. We also continue to make incremental investments in our customer value proposition which were largely funded by the benefits from our productivity initiatives.

Selling and Administrative Expenses

Selling and administrative expenses increased to 26.3% of Net sales and other revenue in fiscal 2025 compared to 25.6% in fiscal 2024. Excluding the impacts of fuel and the Opioid Settlement Framework, Selling and administrative expenses as a percentage of Net sales and other revenue decreased 38 basis points during fiscal 2025 compared to fiscal 2024. The decrease in Selling and administrative expenses as a percentage of Net sales and other revenue was primarily attributable to the sales leveraging of employee costs and lower Merger-related costs, partially offset by an increase in business transformation costs. The benefits from our productivity initiatives continue to partially offset increasing wage rates and other inflationary pressures on our operating expenses.

(Gain) Loss on Property Dispositions and Impairment Losses, Net

For fiscal 2025, net gain on property dispositions and impairment losses was $12.2 million, driven by $59.8 million of net gains primarily from the sale of real estate assets, partially offset by $28.4 million of retail store impairment losses and $19.2 million from the impairment and disposal of certain technology assets. For fiscal 2024, net loss on property dispositions and impairment losses was $95.8 million, primarily driven by $104.2 million of asset impairments including impairment losses of $60.9 million of retail store impairment losses, $39.8 million primarily related to equipment from the closing of our micro-fulfillment centers and $3.5 million related to certain technology assets, partially offset by $8.4 million of net gains from the sale of real estate assets.

Interest Expense, Net

Interest expense, net was $504.2 million in fiscal 2025 compared to $459.8 million in fiscal 2024. The increase in Interest expense, net was primarily attributable to higher average outstanding borrowings.

Other Income, Net

For fiscal 2025, Other income, net was $44.4 million primarily driven by non-service cost components of net pension and post-retirement income, including $29.4 million of pension settlement income, and realized gains from non-operating investments, partially offset by unrealized losses from non-operating investments. For fiscal 2024, Other income, net was $43.4 million primarily driven by unrealized gains from non-operating investments and non-service cost components of net pension and post-retirement income.

Income Taxes

Income tax expense was $50.4 million in fiscal 2025, representing an 18.8% effective tax rate. Income tax expense was $171.1 million in fiscal 2024, representing a 15.1% effective tax rate. The increase in the effective income tax rate during fiscal 2025 compared to fiscal 2024 was primarily driven by the recognition of $81.0 million of discrete state income tax benefits related to the settlement of audits during the third quarter of fiscal 2024. Refer to "Part II —Item 8. Financial Statements and Supplementary Data—Note 9 - Income Taxes" for additional information on our effective tax rate.

Net Income and Adjusted Net Income

Net income was $217.4 million or $0.40 per diluted share during fiscal 2025 compared to $958.6 million or $1.64 per diluted share during fiscal 2024. Fiscal 2025 included the $599.8 million charge, net of tax, or $(1.10) per share loss related to the Opioid Settlement Framework. Fiscal 2024 included the $81.0 million or $0.14 per share benefit related to certain discrete state income tax benefits related to the settlement of audits. Adjusted net income was $1,209.3 million, or $2.18 per share, during fiscal 2025 compared to $1,382.4 million, or $2.34 per share, during fiscal 2024. Adjusted net income per share during fiscal 2025 includes an estimated incremental $0.03 per share related to the extra week in fiscal 2025.

Adjusted EBITDA

Adjusted EBITDA was $3,901.5 million, or 4.7% of Net sales and other revenue, during fiscal 2025 compared to $4,004.7 million, or 5.0% of Net sales and other revenue, during fiscal 2024. The increase in Adjusted EBITDA reflects an estimated incremental $68 million related to the extra week in fiscal 2025.

Reconciliation of Non-GAAP Measures

The following table reconciles Net income to Adjusted net income and adjusted EBITDA (in millions):

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Net income	$ 217.4	$ 958.6	$ 1,296.0
Adjustments:			
Business transformation (1)(b)	153.7	105.2	45.1
Equity-based compensation expense (b)	95.5	106.2	104.5
(Gain) loss on property dispositions and impairment losses, net	(12.2)	95.8	43.9
LIFO expense (a)	66.0	28.6	52.0
Merger-related costs (2)(b)	84.1	254.8	180.6
Certain legal and regulatory accruals and settlements, net (3)(b)	802.9	6.1	(6.7)
Amortization of debt discount and deferred financing costs (c)	23.5	16.1	15.5
Amortization of intangible assets resulting from acquisitions (b)	48.2	47.9	48.6
Miscellaneous adjustments (4)(e)	25.8	0.6	38.2
State income tax benefits related to the settlement of audits	—	(81.0)	—
Tax impact of adjustments to Adjusted net income	(295.6)	(156.5)	(124.0)
Adjusted net income	$ 1,209.3	$ 1,382.4	$ 1,693.7
Tax impact of adjustments to Adjusted net income	295.6	156.5	124.0
State income tax benefits related to the settlement of audits	—	81.0	—
Income tax expense	50.4	171.1	293.0
Amortization of debt discount and deferred financing costs (c)	(23.5)	(16.1)	(15.5)
Interest expense, net	504.2	459.8	492.1
Amortization of intangible assets resulting from acquisitions (b)	(48.2)	(47.9)	(48.6)
Depreciation and amortization (d)	1,913.7	1,817.9	1,779.0
Adjusted EBITDA (5)	$ 3,901.5	$ 4,004.7	$ 4,317.7

The following tables reconcile diluted net income per Class A common share to Adjusted net income per Class A common share (in millions, except per share data):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Numerator:						
Adjusted net income (6)	$	1,209.3	$	1,382.4	$	1,693.7
Denominator:						
Weighted average Class A common shares outstanding - diluted		547.2		583.8		581.1
Adjustments:						
Convertible preferred stock (7)		—		—		0.3
Restricted stock units and awards (8)		8.2		6.5		6.4
Adjusted weighted average Class A common shares outstanding - diluted		555.4		590.3		587.8
Adjusted net income per Class A common share - diluted (9)	$	2.18	$	2.34	$	2.88

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Net income per Class A common share - diluted	$	0.40	$	1.64	$	2.23
Non-GAAP adjustments (10)		1.81		0.73		0.68
Restricted stock units and awards (8)		(0.03)		(0.03)		(0.03)
Adjusted net income per Class A common share - diluted (9)	$	2.18	$	2.34	$	2.88

(1) Primarily includes costs associated with third-party consulting fees related to our business transformation strategy and costs related to employee terminations, as follows (see table below):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Third-party consulting fees	$	107.1	$	71.7	$	45.1
Employee termination and other related costs		46.6		33.5		—
Total Business transformation	$	153.7	$	105.2	$	45.1

(2) Fiscal 2025 primarily relates to litigation costs and retention program expense related to the terminated merger. Fiscal 2024 and fiscal 2023 primarily include third-party legal and advisor fees and retention program expense related to the merger.

(3) Includes the $773.8 million charge in the fourth quarter of fiscal 2025 related to the Opioid Settlement Framework. Refer to "Part II—Item 8. Financial Statements and Supplementary Data—Note 12" for additional information.

(4) Miscellaneous adjustments include the following (see table below):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Closed stores and surplus properties	$	45.1	$	15.9	$	19.4
Pension settlement (income) loss		(26.8)		4.7		—
Net realized and unrealized (gain) loss on non-operating investments		(0.2)		(40.1)		8.6
Non-cash lease-related adjustments		7.6		4.5		4.2
Other (i)		0.1		15.6		6.0
Total Miscellaneous adjustments	$	25.8	$	0.6	$	38.2

(i) Primarily includes adjustments for unconsolidated equity investments and other costs not considered in our core performance.

(5) Fiscal 2025 includes an estimated $68 million of incremental Adjusted EBITDA due to the impact of the additional 53rd week.

(6) See the reconciliation of Net income to Adjusted net income above for further details.

(7) Represents the conversion of Convertible Preferred Stock to the fully outstanding as-converted Class A common shares as of the end of each respective period, for periods in which the Convertible Preferred Stock is antidilutive under GAAP.

(8) Represents incremental unvested RSUs and unvested RSAs to adjust the diluted weighted average Class A common shares outstanding during each respective period to the fully outstanding RSUs and RSAs as of the end of each respective period.

(9) Adjusted net income per share for fiscal 2025 includes an estimated incremental $0.03 per share due to the impact of the additional 53rd week.

(10) Reflects the per share impact of Non-GAAP adjustments for each period. See the reconciliation of Net income to Adjusted net income above for further details.

Non-GAAP adjustment classifications within the Consolidated Statements of Operations:

(a) Cost of sales

(b) Selling and administrative expenses

(c) Interest expense, net

(d) Depreciation and amortization:

	Fiscal 2025		Fiscal 2024		Fiscal 2023
Cost of sales	$	202.9	$	181.4	$	169.0
Selling and administrative expenses		1,710.8		1,636.5		1,610.0
Total Depreciation and amortization	$	1,913.7	$	1,817.9	$	1,779.0

(e) Miscellaneous adjustments:

	Fiscal 2025		Fiscal 2024		Fiscal 2023
Cost of Sales	$	(3.3)	$	1.0	$	(2.2)
Selling and administrative expenses		56.0		35.9		33.7
Other income, net		(26.9)		(36.3)		6.7
Total Miscellaneous adjustments	$	25.8	$	0.6	$	38.2

LIQUIDITY AND FINANCIAL RESOURCES

The following table sets forth the major sources and uses of cash and cash equivalents and restricted cash for each period (in millions):

	February 28, 2026		February 22, 2025		February 24, 2024
Cash and cash equivalents and restricted cash at end of period	$	203.0	$	297.9	$	193.2
Cash flows provided by operating activities		2,366.7		2,680.6		2,659.5
Cash flows used in investing activities		(1,679.4)		(1,891.8)		(1,746.7)
Cash flows used in financing activities		(782.2)		(684.1)		(1,183.4)

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $2,366.7 million during fiscal 2025 compared to $2,680.6 million during fiscal 2024. The decrease in cash flow from operating activities during fiscal 2025 compared to fiscal 2024 was primarily driven by a decrease in Adjusted EBITDA and increases in cash paid for income and indirect taxes, insurance claims, operating leases and business transformation costs, as well as changes in working capital related to inventory, accounts payable and other prepaids. These decreases in cash flow from operating activities were partially offset by lower Merger-related costs and contributions to our defined benefit pension plans.

Net Cash Used In Investing Activities

Net cash used in investing activities during fiscal 2025 was $1,679.4 million primarily due to payments for property, equipment and intangibles of $1,833.6 million, partially offset by proceeds from the sale of assets of $109.5 million, primarily related to real estate. Payments for property, equipment and intangibles included the completion of 94 remodels, the opening of nine new stores and continued investment in our digital and technology platforms.

Net cash used in investing activities during fiscal 2024 was $1,891.8 million primarily due to payments for property, equipment and intangibles of $1,927.5 million, partially offset by proceeds from the sale of assets of $31.4 million, primarily related to real estate. Payments for property, equipment and intangibles included the completion of 127 remodels, the opening of 11 new stores and continued investments in our digital and technology platforms.

In fiscal 2026, we expect capital expenditures to be in the range of $2.0 billion to $2.2 billion.

Net Cash Used In Financing Activities

Net cash used in financing activities was $782.2 million in fiscal 2025 primarily consisting of the repurchase of common stock, dividends paid on our Class A common stock, payments for debt financing costs, payments of obligations under finance leases and tax withholding payments on vesting of RSUs, partially offset by $4,200.0 million of issuances and subsequent $3,450.0 million of redemptions of senior unsecured notes (as further discussed below under the caption *Debt Management*). Net proceeds from the issuance of long-term debt also includes $425.0 million from the asset-based loan facility (as amended, the "ABL Facility"), including the $750 million of borrowings related to the ASR Agreement and subsequent repayment using proceeds from the issuance of senior unsecured notes in fiscal 2025.

Net cash used in financing activities was $684.1 million in fiscal 2024 primarily consisting of the $250.0 million repayment of the ABL Facility, dividends paid on our Class A common stock, the repurchase of common stock, payments of obligations under finance leases and tax withholding payments on vesting of RSUs, partially offset by $50.0 million of proceeds from the issuance of debt under the ABL Facility.

See "Part II—Item 8. Financial Statements and Supplementary Data—Note 5 and Note 7" for additional information.

Debt Management

Total debt, including both the current and long-term portions of finance lease obligations, net of debt discounts and deferred financing costs, increased $1,126.5 million to $8,946.6 million as of the end of fiscal 2025 compared to $7,820.1 million as of the end of fiscal 2024.

Outstanding debt, including current maturities, net of debt discounts and deferred financing costs, principally consisted of (in millions):

	February 28, 2026
Senior Unsecured Notes, New Albertson's L.P. Notes and Safeway Inc. Notes	$ 8,094.7
ABL Facility	425.0
Finance lease obligations	412.9
Other financing obligations	14.0
Total debt, including finance leases	$ 8,946.6

As of February 28, 2026, there was $425.0 million outstanding under the ABL Facility and total availability of $3,562.3 million (net of letter of credit usage). On August 27, 2025, the existing ABL Facility was amended and restated to, among other things, extend the maturity date of the facility to August 27, 2030. The new ABL Facility has an interest rate of term SOFR plus a margin ranging from 1.25% to 1.50% and also provides for a letters of credit sub-facility of $1,500.0 million.

On February 2, 2026, the Company and certain of its subsidiaries (the "Subsidiary Co-Issuers") completed the issuance of $1,200.0 million in aggregate principal amount of 5.625% senior unsecured notes due March 31, 2032 (the "2032 Notes") and $900.0 million in aggregate principal amount of additional 5.750% 2034 Notes, as defined below (the "Additional 2034 Notes" and together with the 2032 Notes, the "New Notes"). The Additional 2034 Notes were issued as "additional securities" under the indenture governing the outstanding 2034 Notes. The Additional 2034 Notes are treated as a single class with the outstanding 2034 Notes for all purposes and have the same terms as those of the outstanding 2034 Notes. The New Notes are guaranteed on a senior unsecured basis by all of our existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the 2032 Notes is payable semi-annually in arrears on January 15 and July 15 of each year, with the first payment commencing on July 15, 2026. Proceeds from the New Notes, together with approximately $20.7 million of cash on hand, were used to (i) redeem in full the $1,350.0 million outstanding of our 4.625% senior unsecured notes due January 15, 2027 (the "2027 Notes Refinancing"), (ii) redeem in full the $750.0 million outstanding of our 5.875% senior unsecured notes due February 15, 2028 (the "2028 Notes Refinancing" and together with the 2027 Notes Refinancing, the "Refinancing"); and (iii) pay fees and expenses related to the Refinancing and the issuance of the New Notes.

On November 10, 2025, the Company and the Subsidiary Co-Issuers completed the issuance of $700.0 million in aggregate principal amount of 5.500% senior unsecured notes due March 31, 2031 (the "2031 Notes") and $800.0 million in aggregate principal amount of 5.750% senior unsecured notes due March 31, 2034 (the "2034 Notes" and together with the 2031 Notes, the "Notes"). The Notes are guaranteed on a senior unsecured basis by all of our existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 of each year, with the first payment commencing on May 15, 2026. During fiscal 2025, the proceeds from the Notes were used to (i) redeem in full the $750.0 million outstanding of our 3.250% senior unsecured notes due March 15, 2026 (the "November Refinancing"); (ii) repay a portion of the borrowings under the ABL Facility; and (iii) pay fees and expenses related to the November Refinancing and the issuance of the Notes.

On March 11, 2025, the Company and the Subsidiary Co-Issuers completed the issuance of $600.0 million in aggregate principal amount of 6.250% senior unsecured notes due March 15, 2033 (the "2033 Notes"). The 2033 Notes are guaranteed on a senior unsecured basis by all of our existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the 2033 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, and the first payment commenced on September 15, 2025. Proceeds from the 2033 Notes, together with approximately $5.7 million of cash on hand, were used to (i) redeem in full the $600.0 million outstanding of our 7.500% senior unsecured notes due March 15, 2026 (the "March Refinancing") and (ii) pay fees and expenses related to the March Refinancing and the issuance of the 2033 Notes.

During fiscal 2025 and fiscal 2024, there were no financial maintenance covenants in effect under the ABL Facility because the conditions had not been met.

See "Part II—Item 8. Financial Statements and Supplementary Data—Note 5" for additional information.

Dividends

We have established a dividend policy pursuant to which we intend to pay a quarterly dividend on our Class A common stock. Cash dividends paid on our Class A common stock were $322.7 million ($0.60 per common share), $295.1 million ($0.51 per common share) and $276.2 million ($0.48 per common share) during fiscal 2025, fiscal 2024 and fiscal 2023, respectively. On April 14, 2026 subsequent to the end of fiscal 2025, we announced that the Board of Directors (the "Board") increased the quarterly cash dividend 13% from $0.15 per common share to $0.17 per common share. Also on April 14, 2026, we announced the next quarterly dividend payment of $0.17 per share of Class A common stock to be paid on May 8, 2026 to stockholders of record as of the close of business on April 24, 2026.

Common Stock Repurchase Program

On October 14, 2025, the Board authorized an increase to the share repurchase program from $2.0 billion to $2.75 billion of our common stock. The share repurchase program could include open market repurchases, accelerated share repurchase programs, tender offers, block trades, potential privately negotiated transactions, or trading plans in compliance with the federal securities laws. Also on October 14, 2025, we entered into an accelerated share repurchase agreement (the "ASR Agreement") with JPMorgan Chase Bank, National Association ("JPMorgan") to repurchase $750 million of shares of our common stock. The ASR Agreement was funded with $750.0 million of borrowings under the ABL Facility. Pursuant to the ASR Agreement, on October 15, 2025, we paid JPMorgan $750.0 million in cash and received an initial delivery of 35.4 million shares of common stock with a value equal to $600.0 million as of the date the ASR Agreement was executed, representing an estimated 80% of the total shares initially underlying the ASR Agreement. Final settlement of the ASR Agreement occurred during the fourth quarter of fiscal 2025, and the Company received a final delivery of 7.3 million shares on January 8, 2026. The Company repurchased a total of 42.7 million shares under the ASR Agreement at an average price of $17.57 per share, based on the average of the volume-weighted average share price of the Company's common stock on specified dates during the term of the ASR Agreement, less a discount.

During fiscal 2025 and fiscal 2024, we repurchased an aggregate of 78.7 million shares and 4.1 million shares of our common stock for a total of $1,492.5 million and $82.5 million, respectively. We did not repurchase any shares of our common stock during fiscal 2023. On April 14, 2026, the Board authorized an increase to the remaining share repurchase authorization of $900 million, resulting in a total remaining authorization of $2.0 billion as of April 14, 2026.

Liquidity and Factors Affecting Liquidity

Based on current operating trends, we believe that we have significant sources of cash to meet our liquidity needs for the next 12 months and for the foreseeable future, including cash on hand, cash flows from operating activities and other sources of liquidity, including the ABL Facility. We estimate our liquidity needs over the next 12 months to be in the range of $6.0 billion to $6.5 billion. This includes $425.0 million related to the outstanding borrowings under our ABL Facility for which we may, at our discretion, elect to pay all or a portion of the outstanding balance within the next 12 months, and anticipated requirements for working capital, capital expenditures, pension obligations, interest payments and scheduled principal payments of debt, operating leases, finance leases, legal settlements, quarterly dividends on Class A common stock and common stock repurchases. In addition, we may enter into refinancing and sale leaseback transactions from time to time. We believe we have adequate cash flow to continue to maintain our current debt ratings and to respond effectively to competitive conditions.

The table below presents our material cash requirements as of February 28, 2026 (in millions):

| | Payments Due Per Fiscal Year [1] | | | | |
	Total	2026	2027-2028	2029-2030	Thereafter
Long-term debt (2)	$ 8,626.8	$ 485.1	$ 950.6	$ 2,874.9	$ 4,316.2
Estimated interest on long-term debt (3)	2,505.9	473.0	836.8	633.7	562.4
Operating leases (4)	8,751.4	1,038.5	2,041.7	1,663.5	4,007.7
Finance leases (4)	610.1	72.8	133.5	103.9	299.9
Other obligations (5)	2,538.0	545.5	727.9	381.2	883.4
Purchase obligations (6)	566.2	181.5	151.0	57.1	176.6
Total contractual obligations	$ 23,598.4	$ 2,796.4	$ 4,841.5	$ 5,714.3	$ 10,246.2

(1) The cash requirements table excludes funding of pension and other postretirement benefit obligations, which totaled $56.9 million in fiscal 2025 and is expected to total approximately $50 million in fiscal 2026. This table also excludes recurring contributions under various multiemployer pension plans, which totaled $583.3 million in fiscal 2025 and is expected to total approximately $610 million in fiscal 2026.

(2) Long-term debt amounts exclude any debt discounts and deferred financing costs. See "Part II—Item 8. Financial Statements and Supplementary Data—Note 5" for additional information.

(3) Amounts include contractual interest payments using the stated fixed interest rate or the variable interest rate in effect as of February 28, 2026. See "Part II—Item 8. Financial Statements and Supplementary Data—Note 5" for additional information.

(4) Represents the minimum rents payable under operating and finance leases, excluding common area maintenance, insurance or tax payments, for which we are obligated.

(5) Consists of self-insurance liabilities, which have not been reduced by insurance-related receivables, as well as payment obligations related to withdrawal liabilities. The table also includes expected cash outflows related to the Opioid Settlement Framework estimated liability. The table excludes the unfunded pension and postretirement benefit obligation of $98.8 million. The potential settlement payments related to unrecognized tax benefits have been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined. Also excludes deferred tax liabilities and certain other deferred liabilities that will not be settled in cash.

(6) Purchase obligations include various obligations that have specified purchase commitments. As of February 28, 2026, future purchase obligations primarily relate to energy, fixed asset, information technology and marketing commitments, including fixed price contracts. In addition, not included in the contractual obligations table are supply contracts to purchase product for resale to consumers which are typically of a short-term nature with limited or no purchase commitments. We also enter into supply contracts which typically include either volume commitments or fixed expiration dates, termination provisions and other customary contractual considerations. The supply contracts that are cancelable have not been included above.

Multiemployer Pension Plans

We currently contribute to 28 multiemployer pension plans for a substantial majority of employees represented by unions pursuant to collective bargaining agreements that require us to contribute to these plans. The benefits are paid from assets held in trust for that purpose and the respective plan trustees are responsible for determining the level of benefits to be provided to participants, the management of the plan assets and plan administration. We continue to monitor any potential exposure to underfunded multiemployer plans for our associates who are beneficiaries of these plans.

Based on an assessment of the most recent information available, we believe that a majority of the multiemployer plans to which we contribute are underfunded, which is the amount by which the actuarial determined plan liabilities exceed the value of the plan assets. We are only one of many employers that contribute to these plans, and we are neither obligated to fund nor act as a guarantor of any plan's underfunded status. Accordingly, the underfunding of these plans does not represent a liability of the Company.

The American Rescue Plan Act ("ARP Act") establishes a special financial assistance program for financially troubled multiemployer pension plans. Under the ARP Act, eligible multiemployer plans can apply to receive a one-time cash payment in the amount projected by the Pension Benefit Guaranty Corporation ("PBGC") to pay pension benefits through the plan year ending 2051. The payment received by the multiemployer plan under this special financial assistance program would not be considered a loan and would not need to be paid back. Any financial assistance received by the multiemployer plan would need to be segregated from the other assets of the multiemployer plans and invested in investment grade bonds or other investments permitted by the PBGC.

Of the 28 multiemployer plans to which we contribute, 16 plans are classified as "Critical" or "Critical and Declining" and eligible for relief under the special financial assistance program through the ARP Act. A substantial majority of the eligible multiemployer plans have either received, or have been approved to receive, special financial assistance funds, which have already resulted in, or are expected to result in, a significant reduction in the underfunding of these plans. Based on current expectations and the plans' funding status, we expect the special financial assistance provided under these regulations will allow these plans to remain solvent for at least the next 30 years and continue to provide benefits to our associates who are beneficiaries of these multiemployer plans.

The amount of underfunding is an estimate and may change based on factors including investment returns on plan assets, benefit payments, plan amendments, collective bargaining, trustee actions, or legislative changes. The Company's share of the underfunding could increase or decrease depending on changes in asset values, employer participation, or other actions affecting the plans. The Company continues to monitor its potential exposure to underfunded multiemployer pension plans.

We will continue to make our contributions based on collective bargaining agreements for each of the multiemployer plans to which we contribute. Our contributions to multiemployer plans were $583.3 million, $547.7 million and $545.5 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and we expect to contribute approximately $610 million in fiscal 2026. In the event we were to exit certain markets or otherwise cease contributing to certain multiemployer plans, such actions could result in a substantial withdrawal liability. Any resulting withdrawal liability is recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Refer to "Part II—Item 8. Financial Statements and Supplementary Data—Note 10" for additional information.

Guarantees

We are party to a variety of contractual agreements pursuant to which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, we may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial statements.

We are liable for certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, we could be responsible for the lease obligation. Because of the wide dispersion among third parties and the variety of remedies available, we believe that if an assignee became insolvent it would not have a material effect on our financial condition, results of operations or cash flows.

In the ordinary course of business, we enter into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. We have also entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

Letters of Credit

We had letters of credit of $12.7 million outstanding as of February 28, 2026. The letters of credit are maintained primarily to support our performance, payment, deposit or surety obligations. We typically pay bank fees of 1.25% plus a fronting fee of 0.125% on the face amount of the letters of credit.

NEW ACCOUNTING POLICIES

See "Part II—Item 8. Financial Statements and Supplementary Data—Note 1" for new accounting pronouncements.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a fair and consistent manner. See "Part II—Item 8. Financial Statements and Supplementary Data—Note 1" for a discussion of our significant accounting policies.

Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements.

Self-Insurance Liabilities

We are primarily self-insured for workers' compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. We have established stop-loss amounts that limit our further exposure after a claim reaches the designated stop-loss threshold. In determining our self-insurance liabilities, we perform a continuing review of our overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

Any actuarial projection of self-insured losses is subject to a high degree of variability. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and, therefore, contributed to the variability in the annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

Contingencies

We are involved in a number of legal proceedings and certain regulatory matters. We record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. We also perform an assessment of the materiality of loss contingencies where a loss is either reasonably possible or it is reasonably possible that an estimated liability could materially change. If a loss or change in the estimated liability has at least a reasonable possibility of occurring and the impact on the financial statements would be material, we provide disclosure of the nature of the uncertainty and estimate of possible loss or range of loss to the extent such estimate can be made. We review all contingencies at least quarterly to determine whether the likelihood of loss has changed and whether a reasonable estimate of the loss can be made. The assessment of the outcome of litigation can be very difficult to predict as it is subject to legal processes that are highly complex, subject to many factors, including those that are not within our control, and highly dependent on individual facts and circumstances. While management currently believes that the estimated liabilities currently recorded are reasonable, it remains possible that differences in actual outcomes or changes in management's evaluation or predictions could arise that could be material to our financial condition, results of operations or cash flows. In addition, although we are not able to predict the outcome or reasonably estimate a range of possible losses in certain matters described in "Part II—Item 8. Financial Statements and Supplementary Data—Note 12" and have not recorded an associated estimated liability related to these matters, an adverse judgment or negotiated settlement in these matters could be material to our financial condition, results of operations or cash flows.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from a variety of sources, including changes in interest rates and energy prices. We have from time to time selectively used derivative financial instruments to reduce these market risks. Our market risk exposures related to interest rates and energy prices are discussed below.

Interest Rate Risk and Long-Term Debt

We are exposed to market risk from fluctuations in interest rates. From time to time, we manage our exposure to interest rate fluctuations through the use of interest rate swaps. At the time of entering into interest rate swap contracts, our risk management objective and strategy is to utilize them to protect us against adverse fluctuations in interest rates by reducing our exposure to variability in cash flows relating to interest payments on a portion of our outstanding debt. All of our interest rate swaps expired in March 2023. Our exposure to changes in Term SOFR primarily relates to our ABL Facility which had a $425.0 million outstanding balance as of February 28, 2026. Therefore, we estimate that a 100 basis point increase on our variable interest rates would increase our interest expense by approximately $4 million per year.

The table below provides information about debt instruments that are sensitive to changes in interest rates, and presents principal amounts due and related weighted average interest rates by expected maturity dates (dollars in millions):

	Fiscal 2026	Fiscal 2027	Fiscal 2028	Fiscal 2029	Fiscal 2030	Thereafter	Total	Fair Value
Long-Term Debt								
Fixed Rate - Principal payments	$ 60.1	$ 906.6	$ 44.0	$ 2,477.9	$ 397.0	$ 4,316.2	$8,201.8	$8,224.9
Weighted average interest rate (1)	7.76%	6.64%	6.60%	4.26%	7.74%	5.80%	5.54%	
Variable Rate - Principal payments	$ 425.0	$ —	$ —	$ —	$ —	$ —	$ 425.0	$ 425.0
Weighted average interest rate (1)	4.92%	0%	0%	0%	0%	0%	4.92%	

(1) Excludes debt discounts and deferred financing costs.

Energy Price Risk

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these commitments qualify as normal purchases. We also manage our exposure to changes in diesel prices utilized in our distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings. We do not believe that these energy swaps would cause a material change to our financial position.

Item 8 - Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Albertsons Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Albertsons Companies, Inc. and subsidiaries (the "Company") as of February 28, 2026 and February 22, 2025, and the related consolidated statements of operations and comprehensive income, cash flows, and stockholders' equity, for the 53 weeks ended February 28, 2026, the 52 weeks ended February 22, 2025, and the 52 weeks ended February 24, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and February 22, 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 28, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-Insurance Liabilities—Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company is primarily self-insured for workers' compensation, property, automobile, and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company has established stop-loss amounts that limit the Company's further exposure after a claim reaches the designated stop-loss threshold. The projected settlement values are estimated based on the Company's historical claim experience, supplemented with industry experience, as necessary and are established using actuarial methods followed in the insurance industry.

We identified the Company's self-insurance liabilities for general liability and workers' compensation as a critical audit matter because estimating projected settlement value of reported and unreported claims involves significant estimation by management, and changes in actuarial assumptions could have a significant impact on management's estimate. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists, when performing audit procedures to evaluate whether self-insurance liabilities were appropriately recorded as of February 28, 2026.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's self-insurance liabilities for general liability and workers' compensation included the following, among others:

- We tested the effectiveness of controls related to these self-insurance liabilities, including management's controls over the projection of settlement value of reported and unreported claims; management's controls over the review of the actuarial report; and evaluation of the external actuarial expert's qualifications, competency, and objectivity and evaluation of the underlying data sent to the external actuary.
- We evaluated the methods and assumptions used by management to estimate these self-insurance liabilities by:
  - Reading the Company's insurance policies and comparing the coverage and terms to the assumptions used by management.
  - Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were accurate and complete.
  - With the assistance of our actuarial specialists, we:
    - Compared our independent estimate of prior year expected loss development to actual losses incurred during the current year and assessed the consistency of management's updated estimates to identify potential bias in their determination of self-insurance liabilities.
    - Developed an independent estimated range of actuarial liabilities for these self-insurance liabilities and compared our estimates to management's estimates.
    - Evaluated the qualifications of the Company's external actuary by assessing their certifications and determining whether they met the Qualification Standards of the American Academy of Actuaries to render the statements of actuarial opinion implicit in their analyses.

/s/ Deloitte & Touche LLP

Boise, Idaho
April 27, 2026

We have served as the Company's auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Albertsons Companies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Albertsons Companies, Inc. and subsidiaries (the "Company") as of February 28, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2026, of the Company and our report dated April 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boise, Idaho
April 27, 2026

Albertsons Companies, Inc. and Subsidiaries
Consolidated Balance Sheets
(in millions, except share data)

		February 28, 2026		February 22, 2025
ASSETS				
Current assets				
Cash and cash equivalents	$	198.6	$	293.6
Receivables, net		932.6		834.8
Inventories, net		5,173.9		4,989.0
Prepaid assets		368.1		338.8
Other current assets		42.5		102.8
Total current assets		6,715.7		6,559.0
Property and equipment, net		9,903.7		9,811.0
Operating lease right-of-use assets		6,102.4		6,153.4
Intangible assets, net		2,156.1		2,318.0
Goodwill		1,201.0		1,201.0
Other assets		687.0		713.3
TOTAL ASSETS	$	26,765.9	$	26,755.7
LIABILITIES				
Current liabilities				
Accounts payable	$	4,021.2	$	4,092.7
Accrued salaries and wages		1,348.3		1,345.2
Current maturities of long-term debt and finance lease obligations		534.0		57.6
Current operating lease obligations		736.7		705.5
Current portion of self-insurance liability		385.7		374.0
Taxes other than income taxes		377.8		393.9
Other current liabilities		420.3		282.1
Total current liabilities		7,824.0		7,251.0
Long-term debt and finance lease obligations		8,412.6		7,762.5
Long-term operating lease obligations		5,613.6		5,657.2
Deferred income taxes		630.6		824.1
Long-term self-insurance liability		917.6		922.1
Other long-term liabilities		1,531.3		952.9
Commitments and contingencies				
Series A convertible preferred stock, $0.01 par value; 1,750,000 shares authorized, no shares issued and outstanding as of February 28, 2026 and February 22, 2025		—		—
Series A-1 convertible preferred stock, $0.01 par value; 1,410,000 shares authorized, no shares issued and outstanding as of February 28, 2026 and February 22, 2025		—		—
STOCKHOLDERS' EQUITY				
Undesignated preferred stock, $0.01 par value; 96,840,000 shares authorized, no shares issued as of February 28, 2026 and February 22, 2025		—		—
Class A common stock, $0.01 par value; 1,000,000,000 shares authorized, 600,734,693 and 597,964,926 shares issued as of February 28, 2026 and February 22, 2025, respectively		6.0		6.0
Class A-1 convertible common stock, $0.01 par value; 150,000,000 shares authorized, no shares issued as of February 28, 2026 and February 22, 2025		—		—
Additional paid-in capital		2,219.4		2,184.0
Treasury stock, at cost, 101,191,791 and 22,522,934 shares held as of February 28, 2026 and February 22, 2025, respectively		(1,850.5)		(386.7)
Accumulated other comprehensive income		83.2		94.7
Retained earnings		1,378.1		1,487.9
Total stockholders' equity		1,836.2		3,385.9
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	26,765.9	$	26,755.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Albertsons Companies, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(in millions, except per share data)

	53 weeks ended February 28, 2026	52 weeks ended February 22, 2025	52 weeks ended February 24, 2024
Net sales and other revenue	$ 83,172.5	$ 80,390.9	$ 79,237.7
Cost of sales	60,565.8	58,135.3	57,192.0
Gross margin	22,606.7	22,255.6	22,045.7
Selling and administrative expenses	21,891.3	20,613.7	19,932.9
(Gain) loss on property dispositions and impairment losses, net	(12.2)	95.8	43.9
Operating income	727.6	1,546.1	2,068.9
Interest expense, net	504.2	459.8	492.1
Other income, net	(44.4)	(43.4)	(12.2)
Income before income taxes	267.8	1,129.7	1,589.0
Income tax expense	50.4	171.1	293.0
Net income	$ 217.4	$ 958.6	$ 1,296.0
Other comprehensive income (loss), net of tax:			
Recognition of pension (loss) gain	(10.2)	4.9	15.8
Other	(1.3)	1.8	2.9
Other comprehensive (loss) income	$ (11.5)	$ 6.7	$ 18.7
Comprehensive income	$ 205.9	$ 965.3	$ 1,314.7
Net income per Class A common share:			
Basic net income per Class A common share	$ 0.40	$ 1.65	$ 2.25
Diluted net income per Class A common share	0.40	1.64	2.23
Weighted average Class A common shares outstanding:			
Basic	545.2	580.1	575.4
Diluted	547.2	583.8	581.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Albertsons Companies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

	53 weeks ended February 28, 2026	52 weeks ended February 22, 2025	52 weeks ended February 24, 2024
Cash flows from operating activities:			
Net income	$ 217.4	$ 958.6	$ 1,296.0
Adjustments to reconcile net income to net cash provided by operating activities:			
(Gain) loss on property dispositions and impairment losses, net	(12.2)	95.8	43.9
Depreciation and amortization	1,913.7	1,817.9	1,779.0
Operating lease right-of-use assets amortization	727.2	681.2	665.2
LIFO expense	66.0	28.6	52.0
Deferred income tax	(208.7)	(105.1)	(112.6)
Pension and post-retirement benefits (income) expense	(28.4)	8.7	(2.9)
Contributions to pension and post-retirement benefit plans	(56.9)	(91.3)	(18.3)
Deferred financing costs	24.5	16.3	15.6
Equity-based compensation expense	95.5	106.2	104.5
Other operating activities	20.1	(26.0)	1.4
Changes in operating assets and liabilities:			
Receivables, net	(96.9)	(113.8)	(36.3)
Inventories, net	(250.9)	(72.4)	(215.3)
Accounts payable, accrued salaries and wages and other accrued liabilities	12.8	(170.1)	100.5
Operating lease liabilities	(705.2)	(673.0)	(654.1)
Pension withdrawal liabilities	(18.6)	(15.5)	(88.7)
Self-insurance assets and liabilities	5.6	45.9	30.6
Other operating assets and liabilities	661.7	188.6	(301.0)
Net cash provided by operating activities	2,366.7	2,680.6	2,659.5
Cash flows from investing activities:			
Payments for property, equipment and intangibles, including lease buyouts	(1,839.4)	(1,931.2)	(2,031.3)
Proceeds from sale of assets	109.5	31.4	217.6
Other investing activities	50.5	8.0	67.0
Net cash used in investing activities	(1,679.4)	(1,891.8)	(1,746.7)

Albertsons Companies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

	53 weeks ended February 28, 2026	52 weeks ended February 22, 2025	52 weeks ended February 24, 2024
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, including ABL facility	$ 4,671.5	$ 50.0	$ 150.0
Payments on long-term borrowings, including ABL facility	(3,510.6)	(250.9)	(950.8)
Payments of obligations under finance leases	(51.0)	(60.6)	(69.3)
Payments for debt financing costs	(54.7)	—	—
Dividends paid on common stock	(322.7)	(295.1)	(276.2)
Treasury stock purchase, at cost	(1,478.2)	(82.5)	—
Employee tax withholding on vesting of restricted stock units	(36.5)	(45.0)	(38.8)
Other financing activities	—	—	1.7
Net cash used in financing activities	(782.2)	(684.1)	(1,183.4)
Net (decrease) increase in cash and cash equivalents and restricted cash	(94.9)	104.7	(270.6)
Cash and cash equivalents and restricted cash at beginning of period	297.9	193.2	463.8
Cash and cash equivalents and restricted cash at end of period	$ 203.0	$ 297.9	$ 193.2
Reconciliation of capital investments:			
Payments for property, equipment and intangibles, including payments for lease buyouts	$ (1,839.4)	$ (1,931.2)	$ (2,031.3)
Lease buyouts	5.8	3.7	(5.3)
Total payments for capital investments, excluding lease buyouts	$ (1,833.6)	$ (1,927.5)	$ (2,036.6)
Supplemental cash flow information:			
Non-cash investing and financing activities were as follows:			
Additions of finance lease obligations	$ 45.3	$ 42.9	$ 21.6
Purchases of property and equipment included in accounts payable	269.7	324.8	246.8
Interest and income taxes paid:			
Interest paid, net of amount capitalized	448.4	444.3	484.2
Income taxes paid	255.6	168.4	405.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

Albertsons Companies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in millions, except share data)

	Class A Common Stock Shares	Amount	Additional paid in capital	Treasury Stock Shares	Amount	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total stockholders' equity
Balance as of February 25, 2023	590,968,600	$ 5.9	$ 2,072.7	21,300,945	$ (352.2)	$ 69.3	$ (185.0)	$ 1,610.7
Equity-based compensation	—	—	91.5	—	—	—	—	91.5
Shares issued and employee tax withholding on vesting of restricted stock units	3,476,668	—	(38.8)	—	—	—	—	(38.8)
Convertible preferred stock conversions	—	—	—	(2,903,200)	48.0	—	(2.3)	45.7
Cash dividends declared on common stock ($0.48 per common share)	—	—	—	—	—	—	(276.2)	(276.2)
Net income	—	—	—	—	—	—	1,296.0	1,296.0
Other comprehensive income, net of tax	—	—	—	—	—	18.7	—	18.7
Other activity	—	—	4.2	—	—	—	(4.3)	(0.1)
Balance as of February 24, 2024	594,445,268	5.9	2,129.6	18,397,745	(304.2)	88.0	828.2	2,747.5
Equity-based compensation	—	—	99.5	—	—	—	—	99.5
Shares issued and employee tax withholding on vesting of restricted stock units	3,519,658	0.1	(45.0)	—	—	—	—	(44.9)
Repurchase of common stock	—	—	—	4,118,733	(82.5)	—	—	(82.5)
Cash dividends declared on common stock ($0.51 per common share)	—	—	—	—	—	—	(295.1)	(295.1)
Net income	—	—	—	—	—	—	958.6	958.6
Other comprehensive income, net of tax	—	—	—	—	—	6.7	—	6.7
Other activity	—	—	(0.1)	6,456	—	—	(3.8)	(3.9)
Balance as of February 22, 2025	597,964,926	6.0	2,184.0	22,522,934	(386.7)	94.7	1,487.9	3,385.9
Equity-based compensation	—	—	96.1	—	—	—	—	96.1
Shares issued and employee tax withholding on vesting of restricted stock units	2,769,767	—	(36.5)	—	—	—	—	(36.5)
Repurchase of common stock	—	—	(28.7)	78,668,857	(1,463.8)	—	—	(1,492.5)
Cash dividends declared on common stock ($0.60 per common share)	—	—	—	—	—	—	(322.7)	(322.7)
Net income	—	—	—	—	—	—	217.4	217.4
Other comprehensive loss, net of tax	—	—	—	—	—	(11.5)	—	(11.5)
Other activity	—	—	4.5	—	—	—	(4.5)	—
Balance as of February 28, 2026	600,734,693	$ 6.0	$ 2,219.4	101,191,791	$ (1,850.5)	$ 83.2	$ 1,378.1	$ 1,836.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Albertsons Companies, Inc. and its subsidiaries (the "Company" or "ACI") is a food and drug retailer that, as of February 28, 2026, operated 2,244 retail stores together with 405 associated fuel centers, 22 dedicated distribution centers, 19 manufacturing facilities and various digital platforms. The Company's retail food businesses and in-store pharmacies operate throughout the United States (U.S.) under 22 well known banners including *Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs, Jewel-Osco, ACME, Shaw's, Star Market, United Supermarkets, Market Street, Haggen, Kings Food Markets* and *Balducci's Food Lovers Market*. The Company has no separate assets or liabilities other than its investments in its subsidiaries, and all of its business operations are conducted through its operating subsidiaries.

Basis of Presentation

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

Significant Accounting Policies

Fiscal year: The Company's fiscal year ends on the last Saturday in February. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences. The Company's first quarter consists of 16 weeks, the second, third and fourth quarters generally each consist of 12 weeks, and the fiscal year generally consists of 52 weeks. For the fiscal year ended February 28, 2026, the fourth quarter consisted of 13 weeks, and the fiscal year consisted of 53 weeks. For each of the prior years presented, the fiscal year consisted of 52 weeks.

Use of estimates: The preparation of the Company's Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash and cash equivalents: Cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase and outstanding deposits related to credit and debit card sales transactions that settle within a few days. Cash and cash equivalents related to credit and debit card transactions were $591.1 million and $570.8 million as of February 28, 2026 and February 22, 2025, respectively. The Company has cash and cash equivalents that are in excess of federally insured limits. Though the Company has not experienced any losses on its cash and cash equivalents to date and it does not anticipate incurring any losses, the Company cannot be assured that it will not experience losses on its cash and cash equivalents.

Restricted cash: Restricted cash is included in Other current assets and Other assets depending on the remaining term of the restriction and primarily relates to surety bonds. The Company had $4.4 million and $4.3 million of restricted cash as of February 28, 2026 and February 22, 2025, respectively.

Receivables, net: Receivables consist primarily of trade accounts receivable, pharmacy accounts receivable, tenant receivables and vendor receivables. Management makes estimates of the uncollectibility of its accounts receivable. In determining the adequacy of the allowances for doubtful accounts, management analyzes the value of collateral, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments, estimations and assumptions based on the information considered and could result in a further adjustment of receivables. The allowance for doubtful accounts and bad debt expense were not material for any of the periods presented.

Inventories, net: Substantially all of the Company's inventories consist of finished goods valued at the lower of cost or market and net of vendor allowances.

As of February 28, 2026, and February 22, 2025, approximately 87.1% and 86.2%, respectively, of the Company's inventories were valued under the last-in, first-out ("LIFO") method. The Company primarily uses the retail inventory or cost method to determine inventory cost before application of any LIFO adjustment. Under the retail inventory method, inventory cost is determined, before the application of any LIFO adjustment, by applying a cost-to-retail ratio to various categories of similar items to the retail value of those items. Under the cost method, the most recent purchase cost is used to determine the cost of inventory before the application of any LIFO adjustment. Replacement or current cost was higher than the carrying amount of inventories valued using LIFO by $732.0 million and $666.0 million as of February 28, 2026 and February 22, 2025, respectively. During fiscal 2025, fiscal 2024 and fiscal 2023, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2025, fiscal 2024 and fiscal 2023 purchases. As a result, cost of sales decreased by $4.6 million, $0.9 million and $19.0 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Cost for the remaining inventories, which consists primarily of certain perishable and fuel inventories, was determined using the most recent purchase cost, which approximates the first-in, first-out ("FIFO") method. Perishables are counted every four weeks and are carried at the last purchased cost which approximates FIFO cost. Fuel inventories are carried at the last purchased cost, which approximates FIFO cost. The Company records inventory shortages based on actual physical counts at its facilities and also provides allowances for inventory shortages for the period between the last physical count and the balance sheet date.

Property and equipment, net: Property and equipment is recorded at cost or fair value for assets acquired as part of a business combination, and depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: buildings - seven to 40 years; leasehold improvements - the shorter of the remaining lease term or ten to 20 years; and fixtures and equipment - three to 20 years.

Property and equipment under finance leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset and are amortized on the straight-line method over the lesser of the lease term or the estimated useful life. Interest capitalized on property under construction was immaterial for all periods presented.

Leases: The Company leases certain retail stores, distribution centers, office facilities and equipment from third parties. The Company determines whether a contract is or contains a lease at contract inception. Operating and finance lease assets and liabilities are recognized at the lease commencement date. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease obligations and long-term operating lease obligations on the Consolidated Balance Sheets. Finance leases are included in Property and equipment, net, current maturities of long-term debt and finance lease obligations and long-term debt and finance lease obligations on the Consolidated Balance Sheets. Operating lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are based on the present value of remaining lease payments over the lease term. As the rate implicit in the Company's leases is not readily determinable, the Company's applicable incremental borrowing rate, which is estimated to approximate the interest rate on a collateralized basis with similar terms, is used in calculating the present value of the sum of the lease payments. Operating lease assets are based on the lease liability, adjusted for any prepayments, lease incentives and initial direct costs incurred. The typical real estate lease period is 15 to 20 years with renewal options for varying terms and, to a limited extent, options to purchase. The Company includes renewal options that are reasonably certain to be exercised as part of the lease term.

The Company has lease agreements with non-lease components that relate to the lease components. Certain leases contain percent rent based on sales, escalation clauses or payment of executory costs such as property taxes, utilities, insurance and maintenance. Non-lease components primarily relate to common area maintenance. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. The Company recognizes lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

Impairment of long-lived assets: The Company regularly reviews the operating performance of its individual stores and other long-lived assets, together with current market conditions, for indicators of impairment. When events or changes in circumstances indicate that the carrying value of the individual store's assets or other long-lived assets may not be recoverable, their future undiscounted cash flows are compared to the carrying value. If the carrying value of the asset is greater than the estimated undiscounted future cash flows, the carrying value of the asset is compared to the asset's estimated fair value and an impairment loss is recognized when the asset's carrying value exceeds its estimated fair value. For assets held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are determined using an income or market approach based on estimated cash flow expected. The Company uses multiple inputs, including projected future cash flows and discount rates, to determine the estimated fair value, for which actual results could differ due to inherent uncertainty involved in estimating fair value. Long-lived asset impairments are recorded as a component of (Gain) loss on property dispositions and impairment losses, net.

Intangible assets, net: Intangible assets with finite lives consist primarily of trade names, customer prescription files and internally developed software. Intangible assets with finite lives are amortized on a straight-line basis over an estimated economic life ranging from three to 40 years. The Company reviews finite-lived intangible assets for impairment in accordance with its policy for long-lived assets. Intangible assets with indefinite useful lives, which are not amortized, consist of restricted covenants and liquor licenses. The Company reviews intangible assets with indefinite useful lives and tests for impairment annually on the first day of the fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The review consists of comparing the estimated fair value of the cash flows generated by the asset to the carrying value of the asset.

Cloud computing arrangements that are service contracts: The Company enters into hosted cloud computing arrangements that are considered to be service contracts and capitalizes certain development costs related to implementing the cloud computing arrangement. As of February 28, 2026 and February 22, 2025, the Company had capitalized implementation costs of $198.9 million and $246.9 million, respectively, included in Other assets. The Company amortizes the costs over the related service contract period of the hosting arrangement. Amortization expense for implementation costs was $86.5 million, $80.7 million and $80.5 million for fiscal 2025, fiscal 2024 and fiscal 2023 respectively, and is included within Selling and administrative expenses. In fiscal 2025 and fiscal 2023, there was $5.0 million and $23.4 million of impairment and disposal losses, respectively, related to capitalized implementation costs, recorded as a component of (Gain) loss on property dispositions and impairment losses, net. In fiscal 2024, there were no impairment and disposal losses related to capitalized implementation costs.

Goodwill: Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized as the Company reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Based on the qualitative analysis performed in fiscal 2025, the Company determined that there was no goodwill impairment.

Equity method investments: Investments in certain companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are accounted for as equity method investments. For equity method investments, the Company regularly reviews its investments to determine whether there is a decline in fair value below carrying value. If there is a decline that is other-than-temporary, the investment is written down to fair value. As of February 28, 2026 and February 22, 2025, the Company had equity method investments of $83.1 million and $82.3 million, respectively, included in Other assets. Equity in earnings from unconsolidated affiliates is included in Other income, net, including income of $0.8 million and $4.1 million in fiscal 2025 and fiscal 2024, respectively, and losses of $8.7 million in fiscal 2023.

The Company's equity method investments previously included an equity interest in Mexico Foods Parent LLC and La Fabrica Parent LLC ("El Rancho"), a Texas-based specialty grocer. During fiscal 2023, El Rancho exercised its contractual option to repurchase the Company's 45% ownership interest in El Rancho and the Company received proceeds of $166.1 million. As a result, the Company realized a gain of $10.5 million during fiscal 2023, included in Other income, net.

Other investments: Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at fair value with realized and unrealized gains and losses included in Other income, net. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with realized and unrealized gains and losses included in Other income, net. As of February 28, 2026, the Company had other investments of $38.7 million, included in Other assets. As of February 22, 2025 the Company had other investments of $26.0 million, included in Other current assets, and $50.8 million, included in Other assets. Net realized and unrealized losses were $6.3 million and $1.3 million for fiscal 2025 and fiscal 2023, respectively. Net realized and unrealized gains were $34.9 million for fiscal 2024.

Company-Owned life insurance policies ("COLI"): The Company has COLI policies that have a cash surrender value. The Company has loans against these policies. The Company has no intention of repaying the loans prior to maturity or cancellation of the policies. Therefore, the Company offsets the cash surrender value by the related loans. As of February 28, 2026 and February 22, 2025, the cash surrender values of the policies were $142.4 million and $138.1 million, and the balances of the policy loans were $85.3 million and $83.1 million, respectively. The net balance of the COLI policies is included in Other assets.

Derivatives: The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. The Company expects to take delivery of the electricity and natural gas in the normal course of business. Contracts that qualify for the normal purchase exception under derivatives and hedging accounting guidance are not recorded at fair value. Energy purchased under these contracts is expensed as delivered. The Company also manages its exposure to changes in diesel prices utilized in the Company's distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in current period earnings.

Self-Insurance liabilities: The Company is primarily self-insured for workers' compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company has established stop-loss amounts that limit the Company's further exposure after a claim reaches the designated stop-loss threshold. Stop-loss amounts for claims incurred for the years presented range from $0.25 million to $10.0 million per claim, depending upon the type of insurance coverage and the year the claim was incurred. In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

The Company had reinsurance receivables of $19.4 million and $19.1 million recorded within Receivables, net and $39.5 million and $38.2 million recorded within Other assets as of February 28, 2026 and February 22, 2025, respectively. The self-insurance liabilities and related reinsurance receivables are recorded gross.

Changes in self-insurance liabilities consisted of the following (in millions):

	February 28, 2026		February 22, 2025	
Beginning balance	$	1,296.1	$	1,267.6
Expense, net of actuarial adjustments		456.0		402.5
Claim payments		(448.8)		(374.0)
Ending balance		1,303.3		1,296.1
Less current portion		(385.7)		(374.0)
Long-term portion	$	917.6	$	922.1

Benefit plans and Multiemployer plans: Substantially all of the Company's employees are covered by various contributory and non-contributory pension, multiemployer retirement, profit sharing or 401(k) plans, in addition to sponsored defined benefit plans. Certain employees participate in a long-term retention incentive bonus plan. The Company also provides certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement.

The Company recognizes a liability for the underfunded status of the sponsored defined benefit plans as a component of Other long-term liabilities. Actuarial gains or losses and prior service costs or credits are recorded within Other comprehensive income (loss). The determination of the Company's obligation and related expense for its sponsored pensions and other post-retirement benefits is dependent, in part, on management's selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

Most union employees participate in multiemployer retirement plans pursuant to collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by the Company. Pension expense for the multiemployer plans is recognized as contributions are made. In the event we were to exit certain markets or otherwise cease contributing to certain multiemployer plans, such actions could result in a withdrawal liability. Any resulting withdrawal liability is recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Equity-based compensation: The Company recognizes equity-based compensation expense for restricted stock units ("Restricted Stock Units" or "RSUs") and restricted common stock of the Company ("RSAs") granted to employees and non-employee directors. Actual forfeitures are recognized as they occur. Equity-based compensation expense is based on the fair value on the grant date and is recognized over the requisite service period of the award, generally between one and three years from the date of the award. The fair value of the RSUs and RSAs with a service condition or performance-based condition is generally determined using the fair market value of the Company's Class A common stock on the grant date.

Revenue recognition: Revenues from the retail sale of products are recognized at the point of sale or delivery to the customer, net of returns and sales tax. Pharmacy sales are recorded upon the customer receiving the prescription. Third-party receivables from pharmacy sales were $519.8 million and $464.1 million as of February 28, 2026 and February 22, 2025, respectively, and are recorded in Receivables, net. For digital related sales, which primarily include home delivery and Drive Up & Go curbside pickup, revenues are recognized upon either pickup in store or delivery to the customer and may include revenue for separately charged delivery services. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. The Company records a contract liability when rewards are earned by customers in connection with the Company's loyalty programs. As rewards are redeemed or expire, the Company reduces the contract liability and recognizes revenue. The contract liability balance was immaterial in fiscal 2025 and fiscal 2024. Media advertising services are classified as either Net sales and other revenue or a reduction in Cost of sales depending on the nature of the media advertising arrangement.

The Company records a contract liability when it sells its own proprietary gift cards. The Company records a sale when the customer redeems the gift card. The Company's gift cards do not expire. The Company reduces the contract liability and records revenue for the unused portion of gift cards in proportion to its customers' pattern of redemption, which the Company determined to be the historical redemption rate. The Company's contract liability related to gift cards was $126.2 million and $119.9 million as of February 28, 2026 and February 22, 2025, respectively.

Disaggregated Revenues

The following table represents Net sales and other revenue by product type (dollars in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Amount (1)	% of Total	Amount (1)	% of Total	Amount (1)	% of Total
Non-perishables (2)	$ 40,624.8	48.8 %	$ 40,102.8	49.9 %	$ 39,977.3	50.5 %
Fresh (3)	26,024.2	31.3 %	25,507.3	31.7 %	25,442.7	32.1 %
Pharmacy	11,414.9	13.7 %	9,597.2	11.9 %	8,240.0	10.4 %
Fuel	3,803.0	4.6 %	3,980.6	5.0 %	4,396.7	5.5 %
Other (4)	1,305.6	1.6 %	1,203.0	1.5 %	1,181.0	1.5 %
Total (5)	$ 83,172.5	100.0 %	$ 80,390.9	100.0 %	$ 79,237.7	100.0 %

(1) Digital related sales are included in the categories to which the revenue pertains.

(2) Consists primarily of general merchandise, grocery, dairy and frozen foods.

(3) Consists primarily of produce, meat, deli and prepared foods, bakery, floral and seafood.

(4) Consists primarily of wholesale sales to third parties, commissions, rental income, media advertising revenue and other miscellaneous revenue.

(5) Fiscal 2025 includes an estimated $1.4 billion of incremental Net sales and other revenue due to the additional 53rd week.

Cost of sales and vendor allowances: Cost of sales includes, among other things, purchasing and sourcing costs, inbound freight costs, product quality testing costs, warehousing and distribution costs, Own Brands program costs and digital-related delivery and handling costs.

The Company receives vendor allowances or rebates ("Vendor Allowances") for a variety of merchandising initiatives and buying activities. The terms of the Company's Vendor Allowances arrangements vary in length but are primarily expected to be completed within a quarter. The Company records Vendor Allowances as a reduction of Cost of sales when the associated products are sold. Vendor Allowances that have been earned as a result of completing the required performance under terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The reduction of inventory for these Vendor Allowances was $82.6 million and $71.7 million as of February 28, 2026 and February 22, 2025, respectively.

Advertising costs are included in Cost of sales and are expensed in the period the advertising occurs. Cooperative advertising funds are recorded as a reduction of Cost of sales when the advertising occurs. Advertising costs were $524.7 million, $530.0 million and $535.7 million, net of cooperative advertising allowances of $72.2 million, $62.3 million and $67.0 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Selling and administrative expenses: Selling and administrative expenses consist primarily of store and corporate employee-related costs such as salaries and wages, equity-based compensation, health and welfare benefits, workers' compensation and pension benefits, as well as rent, occupancy, debit and credit card fees, depreciation, utilities, amortization of intangibles and other operating and administrative costs.

Income taxes: The Company's income before taxes is primarily from domestic operations. Deferred taxes are provided for the net tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company reviews tax positions taken or expected to be taken on tax returns to determine whether and to what extent a tax benefit can be recognized. The Company evaluates its positions taken and establishes liabilities in accordance with the applicable accounting guidance for uncertain tax positions. The Company reviews these liabilities as facts and circumstances change and adjusts accordingly. The Company recognizes any interest and penalties associated with uncertain tax positions as a component of Income tax expense. U.S. shareholders of a controlled foreign corporation are required to provide U.S. taxes on its share of global intangible low-taxed income ("GILTI"). The current and deferred tax impact of GILTI is not material to the Company. Accordingly, the Company will report the tax impact of GILTI as a period cost and not provide deferred taxes for the basis difference that would be expected to reverse as GILTI.

Recently adopted accounting standards: In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*." The ASU enhances disclosures within the income tax rate reconciliation and information disclosed related to income taxes paid. The Company adopted this ASU in fiscal 2025 on a retrospective basis for all periods presented. The adoption of this ASU resulted in additional required disclosures, which are included in Note 9 - Income Taxes.

Recently issued accounting standards: In November 2024, the FASB issued ASU 2024-03, "*Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*." The ASU requires disclosures about specific types of expenses, including purchases of inventory, employee compensation, depreciation and amortization. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, "*Intangible - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*." The ASU removes all references to prescriptive and sequential software development stages. The ASU requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose. The amendments in this ASU are effective for fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements and related disclosures.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in millions):

	February 28, 2026	February 22, 2025
Land	$ 2,063.6	$ 2,094.6
Buildings	6,049.0	5,787.7
Property under construction	867.3	815.9
Leasehold improvements	3,079.4	2,861.1
Fixtures and equipment	9,894.2	8,948.0
Property and equipment under finance leases	571.4	617.9
Total property and equipment	22,524.9	21,125.2
Accumulated depreciation and amortization	(12,621.2)	(11,314.2)
Total property and equipment, net	$ 9,903.7	$ 9,811.0

Depreciation expense was $1,446.0 million, $1,353.7 million and $1,334.1 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Amortization expense related to finance lease assets was $40.6 million, $45.8 million and $51.7 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Fixed asset impairment losses of $22.1 million, $83.6 million and $0.9 million were recorded as a component of (Gain) loss on property dispositions and impairment losses, net in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

During fiscal 2025 and fiscal 2024, the Company identified certain stores with carrying values that exceeded their undiscounted cash flows, and recorded retail store impairment losses of $22.1 million and $53.9 million, respectively. During fiscal 2024, the Company also recorded impairment losses of $29.7 million primarily related to equipment from the closing of its micro-fulfillment centers.

NOTE 3 - INTANGIBLE ASSETS

Intangible assets, net consisted of the following (in millions):

	Estimated useful lives (Years)	February 28, 2026			February 22, 2025		
		Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Trade names	40	$ 1,935.8	$ (556.3)	$ 1,379.5	$ 1,935.8	$ (507.7)	$ 1,428.1
Customer prescription files	5	1,446.4	(1,407.0)	39.4	1,441.0	(1,400.2)	40.8
Internally developed software	3 to 5	1,967.7	(1,316.5)	651.2	1,889.2	(1,127.5)	761.7
Other intangible assets (1)	3 to 6	45.2	(44.0)	1.2	44.7	(41.6)	3.1
Total finite-lived intangible assets		5,395.1	(3,323.8)	2,071.3	5,310.7	(3,077.0)	2,233.7
Liquor licenses and restricted covenants	Indefinite	84.8	—	84.8	84.3	—	84.3
Total intangible assets, net		$ 5,479.9	$ (3,323.8)	$ 2,156.1	$ 5,395.0	$ (3,077.0)	$ 2,318.0

(1) Other intangible assets includes covenants not to compete, specialty accreditation and licenses and patents.

Amortization expense for intangible assets was $340.6 million, $337.7 million and $312.7 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Estimated future amortization expense associated with the net carrying amount of intangibles with finite lives is as follows (in millions):

Fiscal Year		Amortization Expected
2026	$	349.9
2027		243.7
2028		130.7
2029		75.0
2030		56.8
Thereafter		1,215.2
Total	$	2,071.3

In fiscal 2025, fiscal 2024 and fiscal 2023, there were $14.2 million, $13.6 million and $39.9 million, respectively, of intangible asset impairment and disposal losses related to internally developed software recorded as a component of (Gain) loss on property dispositions and impairment losses, net.

NOTE 4 - FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 - Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents certain assets which are measured at fair value on a recurring basis as of February 28, 2026 (in millions):

			Fair Value Measurements		
		Total	**Quoted prices in active markets for identical assets (Level 1)**	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Assets:					
Short-term investments (1)	$	13.7	$ 7.8	$ 5.9	$ —
Non-current investments (2)		111.4	8.7	102.7	—
Derivative contracts (3)		3.4	—	3.4	—
Total	$	128.5	$ 16.5	$ 112.0	$ —
Liabilities:					
Derivative contracts (3)	$	0.1	$ —	$ 0.1	$ —
Total	$	0.1	$ —	$ 0.1	$ —

(1) Primarily relates to Mutual Funds (Level 1) and Certificates of Deposit (Level 2). Included in Other current assets.

(2) Primarily relates to investments in Exchange-Traded Funds (Level 1), and certain equity investments, U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.

(3) Primarily relates to energy derivative contracts. Included in Other assets or Other current liabilities.

The following table presents certain assets which are measured at fair value on a recurring basis as of February 22, 2025 (in millions):

			Fair Value Measurements		
		Total	**Quoted prices in active markets for identical assets (Level 1)**	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Assets:					
Short-term investments (1)	$	41.3	$ 6.8	$ 34.5	$ —
Non-current investments (2)		118.8	7.2	111.6	—
Derivative contracts (3)		0.3	—	0.3	—
Total	$	160.4	$ 14.0	$ 146.4	$ —
Liabilities:					
Derivative contracts (3)	$	0.6	$ —	$ 0.6	$ —
Total	$	0.6	$ —	$ 0.6	$ —

(1) Primarily relates to Mutual Funds (Level 1), and certain equity investments and Certificates of Deposit (Level 2). Included in Other current assets.

(2) Primarily relates to investments in Exchange-Traded Funds (Level 1), and certain equity investments, U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets.

(3) Primarily relates to energy derivative contracts. Included in Other assets or Other current liabilities.

The Company records cash and cash equivalents, restricted cash, accounts receivable and accounts payable at cost. The recorded values of these financial instruments approximate fair value based on their short-term nature.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. As of February 28, 2026, the fair value of total debt was $8,649.9 million compared to a carrying value of $8,626.8 million, excluding debt discounts and deferred financing costs. As of February 22, 2025, the fair value of total debt was $7,312.1 million compared to the carrying value of $7,452.4 million, excluding debt discounts and deferred financing costs.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a non-recurring basis, including long-lived assets and goodwill, which are evaluated for impairment. Long-lived assets include store-related assets such as property and equipment, operating lease assets and certain intangible assets. The inputs used to determine the fair value of long-lived assets and a reporting unit are considered Level 3 measurements due to their subjective nature.

The Company recorded long-lived asset impairment losses of $28.4 million, $104.2 million and $42.6 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

NOTE 5 - LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS

The Company's long-term debt and finance lease obligations as of February 28, 2026 and February 22, 2025, net of unamortized debt discounts of $37.9 million and $28.6 million, respectively, and deferred financing costs of $55.2 million and $31.6 million, respectively, consisted of the following (in millions):

	February 28, 2026		February 22, 2025	
Senior Unsecured Notes due 2028 to 2034, interest rate range of 3.50% to 6.50%	$	7,228.9	$	6,517.0
New Albertsons L.P. Notes due 2026 to 2031, interest rate range of 6.52% to 8.70%		489.3		484.6
Safeway Inc. Notes due 2027 to 2031, interest rate range of 7.25% to 7.45%		376.5		375.9
ABL Facility		425.0		—
Other financing obligations		14.0		14.7
Finance lease obligations (see Note 6)		412.9		427.9
Total debt		8,946.6		7,820.1
Less current maturities		(534.0)		(57.6)
Long-term portion	$	8,412.6	$	7,762.5

As of February 28, 2026, the future maturities of long-term debt, excluding finance lease obligations, debt discounts and deferred financing costs, consisted of the following (in millions):

2026	$	485.1
2027		906.6
2028		44.0
2029		2,477.9
2030		397.0
Thereafter		4,316.2
Total	$	8,626.8

The Company's amended and restated senior secured asset-based loan facility (as amended, the "ABL Facility") and certain of the outstanding notes and debentures have restrictive covenants, subject to the right to cure in certain circumstances, calling for the acceleration of payments due in the event of a breach of a covenant or a default in the payment of a specified amount of indebtedness due under certain debt arrangements. There are no restrictions on the

Company's ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility and the Company's senior unsecured notes (the "Senior Unsecured Notes"). Each of the ABL Facility and the Senior Unsecured Notes restrict the ability of the Company to pay dividends and distribute property to the Company's stockholders. As a result, all of the Company's consolidated net assets are effectively restricted with respect to their ability to be transferred to the Company's stockholders. Notwithstanding the foregoing, the ABL Facility and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, if certain conditions are satisfied under the documentation governing the ABL Facility and the Senior Unsecured Notes. The Company was in compliance with all such covenants and provisions as of and for the fiscal year ended February 28, 2026.

ABL Facility

On August 27, 2025, the Company's existing ABL Facility, which provides for a $4,000.0 million senior secured revolving credit facility, was amended and restated to, among other things, extend the maturity date of the facility to August 27, 2030. The new ABL Facility has an interest rate of term SOFR plus a margin ranging from 1.25% to 1.50% and also provides for a letters of credit ("LOC") sub-facility of $1,500.0 million. The unused commitment fee is 0.25% per annum. As part of the amendment, the Company capitalized $12.6 million of deferred financing costs, recorded within Other assets, and wrote-off $1.4 million of unamortized deferred financing costs to Interest expense, net.

As of February 28, 2026, there was $425.0 million outstanding under the ABL Facility, and LOC issued under the LOC sub-facility were $12.7 million. As of February 22, 2025, there were no amounts outstanding under the ABL Facility, and LOC issued under the LOC sub-facility were $27.4 million.

The ABL Facility is guaranteed by the Company's existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The ABL Facility is secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the ABL Facility priority collateral and (ii) a first-priority lien on substantially all other assets (other than real property). The ABL Facility contains no financial covenant unless and until (a) excess availability is less than (i) 10.0% of the lesser of the aggregate commitments and the then-current borrowing base at any time or is (ii) $250.0 million at any time or (b) an event of default is continuing. If any of such events occur, the Company must maintain a fixed charge coverage ratio of 1.0 to 1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

Senior Unsecured Notes

On February 2, 2026, the Company and certain of its subsidiaries (the "Subsidiary Co-Issuers") completed the issuance of $1,200.0 million in aggregate principal amount of 5.625% senior unsecured notes due March 31, 2032 (the "2032 Notes") and $900.0 million in aggregate principal amount of additional 5.750% 2034 Notes, as defined below (the "Additional 2034 Notes" and together with the 2032 Notes, the "New Notes"). The Additional 2034 Notes were issued as "additional securities" under the indenture governing the outstanding 2034 Notes. The Additional 2034 Notes are treated as a single class with the outstanding 2034 Notes for all purposes and have the same terms as those of the outstanding 2034 Notes. The New Notes are guaranteed on a senior unsecured basis by all of the Company's existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the 2032 Notes is payable semi-annually in arrears on January 15 and July 15 of each year, with the first payment commencing on July 15, 2026. Proceeds from the New Notes, together with approximately $20.7 million of cash on hand, were used to (i) redeem in full the $1,350.0 million outstanding of the Company's 4.625% senior unsecured notes due January 15, 2027 (the "2027 Notes Refinancing"), (ii) redeem in full the $750.0 million outstanding of the Company's 5.875% senior unsecured notes due February 15, 2028 (the "2028 Notes Refinancing" and together with the 2027 Notes Refinancing, the "Refinancing"); and (iii) pay fees and expenses related to the Refinancing and the issuance of the New Notes.

On November 10, 2025, the Company and the Subsidiary Co-Issuers completed the issuance of $700.0 million in aggregate principal amount of 5.500% senior unsecured notes due March 31, 2031 (the "2031 Notes") and $800.0 million in aggregate principal amount of 5.750% senior unsecured notes due March 31, 2034 (the "2034 Notes" and together with the 2031 Notes, the "Notes"). The Notes are guaranteed on a senior unsecured basis by all of the Company's existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 of each year, with the first payment commencing on May 15, 2026. Proceeds from the Notes were used to (i) redeem in full the $750.0 million outstanding of the Company's 3.250% senior unsecured notes due March 15, 2026 (the "November Refinancing"); (ii) repay a portion of the borrowings under the ABL Facility; and (iii) pay fees and expenses related to the November Refinancing and the issuance of the Notes.

On March 11, 2025, the Company and the Subsidiary Co-Issuers completed the issuance of $600.0 million in aggregate principal amount of 6.250% senior unsecured notes due March 15, 2033 (the "2033 Notes"). The 2033 Notes are guaranteed on a senior unsecured basis by all of the Company's existing and future direct and indirect domestic subsidiaries (other than the Subsidiary Co-Issuers) that are obligors under the ABL Facility. Interest on the 2033 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, and the first payment commenced on September 15, 2025. Proceeds from the 2033 Notes, together with approximately $5.7 million of cash on hand, were used to (i) redeem in full the $600.0 million outstanding of the Company's 7.500% senior unsecured notes due March 15, 2026 (the "March Refinancing") and (ii) pay fees and expenses related to the March Refinancing and the issuance of the 2033 Notes.

The Senior Unsecured Notes have not been and will not be registered with the SEC. Each of these notes are also fully and unconditionally guaranteed, jointly and severally, by substantially all of the Company's subsidiaries that are not issuers under the indenture governing such notes.

The Company, an issuer and direct or indirect parent of each of the other issuers of the Senior Unsecured Notes, has no independent assets or operations. All of the direct or indirect subsidiaries of the Company, other than subsidiaries that are issuers, or guarantors, as applicable, of the Senior Unsecured Notes are minor, individually and in the aggregate.

Deferred Financing Costs and Interest Expense, Net

Financing costs incurred to obtain all financing, except for ABL Facility financing, are recognized as a direct reduction from the carrying amount of the debt liability and are amortized over the term of the related debt using the effective interest method. Financing costs incurred to obtain ABL Facility financing are capitalized and amortized over the ABL Facility term using the straight-line method. Deferred financing costs associated with ABL Facility financing are included in Other assets and were $16.1 million and $9.5 million as of February 28, 2026 and February 22, 2025, respectively.

Interest expense, net consisted of the following (in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
ABL Facility, senior secured and unsecured notes, and debentures	$	454.6	$	414.8	$	446.9
Finance lease obligations		34.4		38.8		45.5
Amortization of deferred financing costs (1)		24.5		16.3		15.6
Other interest income, net		(9.3)		(10.1)		(15.9)
Interest expense, net	$	504.2	$	459.8	$	492.1

(1) Fiscal 2025 includes $9.3 million of deferred financing costs expensed in connection with the refinancings.

NOTE 6 - LEASES

The components of total lease cost, net consisted of the following (in millions):

	Classification	Fiscal 2025	Fiscal 2024	Fiscal 2023
Operating lease cost (1)	Cost of sales and Selling and administrative expenses (3)	$ 1,167.1	$ 1,111.5	$ 1,082.8
Finance lease cost				
Amortization of lease assets	Cost of sales and Selling and administrative expenses (3)	40.6	45.8	51.7
Interest on lease liabilities	Interest expense, net	34.4	38.8	45.5
Variable lease cost (2)	Cost of sales and Selling and administrative expenses (3)	483.1	465.8	456.3
Sublease income	Net sales and other revenue	(72.3)	(76.0)	(78.6)
Total lease cost, net		$ 1,652.9	$ 1,585.9	$ 1,557.7

(1) Includes short-term lease cost, which is immaterial.

(2) Represents variable lease costs for both operating and finance leases. Includes contingent rent expense and other non-fixed lease-related costs, including property taxes, common area maintenance and property insurance.

(3) Supply chain-related amounts are included in Cost of sales.

Balance sheet information related to leases as of February 28, 2026 and February 22, 2025 consisted of the following (in millions):

	Classification	February 28, 2026	February 22, 2025
Assets			
Operating	Operating lease right-of-use assets	$ 6,102.4	$ 6,153.4
Finance	Property and equipment, net	287.9	288.0
Total lease assets		$ 6,390.3	$ 6,441.4
Liabilities			
Current			
Operating	Current operating lease obligations	$ 736.7	$ 705.5
Finance	Current maturities of long-term debt and finance lease obligations	48.9	57.0
Long-term			
Operating	Long-term operating lease obligations	5,613.6	5,657.2
Finance	Long-term debt and finance lease obligations	364.0	370.9
Total lease liabilities		$ 6,763.2	$ 6,790.6

The following table presents cash flow information for leases (in millions):

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,109.8	$ 1,070.1	$ 1,042.0
Operating cash flows from finance leases	34.4	38.8	45.5
Financing cash flows from finance leases	51.0	60.6	69.3
Right-of-use assets obtained in exchange for operating lease obligations	689.6	868.6	773.0
Right-of-use assets obtained in exchange for finance lease obligations	41.6	41.3	22.6
Impairment of right-of-use operating lease assets	6.3	7.0	1.8

The following table presents the weighted average lease term and discount rate for leases:

	February 28, 2026	February 22, 2025
Weighted average remaining lease term - operating leases	9.9 years	10.2 years
Weighted average remaining lease term - finance leases	10.5 years	9.7 years
Weighted average discount rate - operating leases	6.4 %	6.4 %
Weighted average discount rate - finance leases	8.7 %	9.2 %

Future minimum lease payments for operating and finance lease obligations as of February 28, 2026 consisted of the following (in millions):

	Lease Obligations	
Fiscal year	Operating Leases	Finance Leases
2026	$ 1,038.5	$ 72.8
2027	1,060.8	70.9
2028	980.9	62.6
2029	880.1	54.3
2030	783.4	49.6
Thereafter	4,007.7	299.9
Total future minimum obligations	8,751.4	610.1
Less interest	(2,401.1)	(197.2)
Present value of net future minimum lease obligations	6,350.3	412.9
Less current portion	(736.7)	(48.9)
Long-term obligations	$ 5,613.6	$ 364.0

The Company subleases certain property to third parties. Future minimum tenant operating lease payments remaining under these non-cancelable operating leases as of February 28, 2026 was $260.7 million.

NOTE 7 - STOCKHOLDERS' EQUITY AND CONVERTIBLE PREFERRED STOCK

Common Stock

On June 8, 2020, the Company amended and restated its certificate of incorporation to authorize 1,150,000,000 shares of common stock, par value $0.01 per share, of which 1,000,000,000 shares were classified as Class A common stock ("Class A common stock") and 150,000,000 shares were classified as Class A-1 convertible common stock ("Class A-1 common stock"). As of February 28, 2026, there were 600,734,693 and 499,542,902 shares of Class A common stock issued and outstanding, respectively, and no shares of Class A-1 common stock issued or outstanding. As of February 22, 2025, there were 597,964,926 and 575,441,992 shares of Class A common stock issued and outstanding, respectively, and no shares of Class A-1 common stock issued or outstanding.

The terms of the Class A common stock are substantially identical to the terms of the Class A-1 common stock, except that the Class A-1 common stock does not have voting rights. Each holder of Class A common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority vote is required for all action to be taken by stockholders, except as otherwise provided for in the Company's amended and restated certificate of incorporation and amended and restated bylaws or as required by law. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Company's Class A common stock and Class A-1 common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors (the "Board") out of legally available funds. In the event of the Company's liquidation, dissolution or winding-up, the holders of Class A common stock and Class A-1 common stock are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all debts and liabilities and the liquidation preference of any outstanding preferred stock. When permitted under the relevant antitrust restrictions, any issued shares of Class A-1 common stock would automatically convert on a one-for-one basis to voting shares of Class A common stock.

The Company has established a dividend policy pursuant to which the Company intends to pay a quarterly dividend on its Class A common stock. The Company paid cash dividends on its Class A common stock of $322.7 million during fiscal 2025, $295.1 million during fiscal 2024 and $276.2 million during fiscal 2023. On April 14, 2026 subsequent to the end of fiscal 2025, the Company announced that the Board of Directors (the "Board") increased the quarterly cash dividend 13% from $0.15 per common share to $0.17 per common share. Also on April 14, 2026, the Company announced the next quarterly dividend payment of $0.17 per share of Class A common stock to be paid on May 8, 2026 to stockholders of record as of the close of business on April 24, 2026. Future dividends will be made at the discretion of the Board and will depend on, among other things, general and economic conditions, industry standards, the Company's financial condition and operating results, the Company's available cash and current and anticipated cash needs, restrictions under the documentation governing certain of the Company's indebtedness, including the ABL Facility and Senior Unsecured Notes, capital requirements, regulations and contractual, legal, tax and regulatory restrictions, and such other factors as the Board may deem relevant.

Convertible Preferred Stock

On June 8, 2020, the Company amended and restated its certificate of incorporation to authorize 100,000,000 shares of convertible preferred stock, par value $0.01 per share, of which 1,750,000 shares were designated Series A preferred stock ("Series A preferred stock") and 1,410,000 shares were designated Series A-1 convertible preferred stock ("Series A-1 preferred stock" and together with the Series A preferred stock, the "Convertible Preferred Stock"). On June 9, 2020 (the "Preferred Closing Date"), the Company sold and issued (i) an aggregate of 1,410,000 shares of Series A-1 preferred stock and (ii) an aggregate of 340,000 shares of Series A preferred stock. The Company received aggregate proceeds of $1,680.0 million from the sale and issuance of the Convertible Preferred Stock which had an aggregate liquidation preference of $1,750.0 million. The Convertible Preferred Stock was presented outside of permanent equity at its original issuance price less costs incurred, due to it being contingently redeemable. The Series A preferred stock was convertible at the option of the holders thereof at any time into shares of Class A common stock, each at an initial conversion price of $17.22 per share and an initial conversion rate of 58.064 shares of Common Stock per share of Convertible Preferred Stock, subject to certain anti-dilution adjustments.

The terms of the Series A preferred stock were substantially identical to the terms of the Series A-1 preferred stock, except that the Series A preferred stock voted together with Class A common stock on an as-converted basis, but the Series A-1 preferred stock could not vote with Class A common stock on an as converted basis. The Convertible

Preferred Stock, with respect to dividend rights and/or distribution rights upon the liquidation, winding-up or dissolution, as applicable, ranked senior to each class of common stock and junior to existing and future indebtedness and other liabilities. As of February 28, 2026 and February 22, 2025, no shares of Convertible Preferred Stock were outstanding.

Treasury Stock

On October 14, 2025, the Company entered into an accelerated share repurchase agreement (the "ASR Agreement") with JPMorgan Chase Bank, National Association ("JPMorgan") to repurchase $750 million of shares of the Company's common stock. The ASR Agreement was funded with $750.0 million of borrowings under the ABL Facility. Also on October 14, 2025, the Company announced that the Board authorized an increase to the share repurchase program from $2.0 billion to $2.75 billion, inclusive of the ASR Agreement. The $2.75 billion share repurchase program could include open market repurchases, accelerated share repurchase programs, tender offers, block trades, potential privately negotiated transactions, or trading plans in compliance with the federal securities laws. Pursuant to the ASR Agreement, on October 15, 2025, the Company paid JPMorgan $750.0 million in cash and received an initial delivery of 35.4 million shares of common stock with a value equal to $600.0 million as of the date the ASR Agreement was executed, representing an estimated 80% of the total shares initially underlying the ASR Agreement. Final settlement of the ASR Agreement occurred during the fourth quarter of fiscal 2025, and the Company received a final delivery of 7.3 million shares on January 8, 2026. The Company repurchased a total of 42.7 million shares under the ASR Agreement at an average price of $17.57 per share, based on the average of the volume-weighted average share price of the Company's common stock on specified dates during the term of the ASR Agreement, less a discount.

As part of the share repurchase program during fiscal 2025 and fiscal 2024, the Company, through a series of open-market transactions and the ASR Agreement, repurchased 78,668,857 shares and 4,118,733 shares of its common stock for an aggregate purchase price of $1,492.5 million and $82.5 million, respectively. There were no repurchases of the Company's common stock during fiscal 2023. On April 14, 2026, subsequent to the end of fiscal 2025, the Board authorized an increase to the remaining share repurchase authorization of $900 million, resulting in a total remaining authorization of $2.0 billion as of April 14, 2026.

During fiscal 2023, the Company reissued 2,903,200 shares of treasury stock, at cost, upon conversion of approximately 50,000 shares of Convertible Preferred Stock into Class A common stock. Shares of treasury stock are reissued based on specific identification.

NOTE 8 - EQUITY-BASED COMPENSATION

The Company maintains the Albertsons Companies, Inc. 2020 Omnibus Incentive Plan and the Albertsons Companies, Inc. Restricted Stock Unit Plan (the "Equity Plans"). Under the Equity Plans, subsequent to the IPO, 43.6 million shares of Class A common stock have been authorized for issuance as equity awards. As of February 28, 2026, 22.7 million shares of Class A common stock remained available for future awards.

Under the Equity Plans, the Company recognizes equity-based compensation expense for RSUs and RSAs granted to employees and non-employee directors. Upon vesting, RSUs and RSAs will be settled in shares of the Company's Class A common stock. RSUs generally vest over three years from the grant date, based on a service period, or upon a combination of both a service period and achievement of certain performance-based thresholds, and RSAs generally vest over five years from the grant date, with 50% based solely on a service period and 50% upon a service period and achievement of certain performance-based thresholds. For performance-based RSUs ("PBRSUs") granted in fiscal 2025, the number of shares of the Company's Class A common stock to be received at vesting can be adjusted within a predetermined range based on the Company's achieved performance for fiscal 2025 relative to the fiscal 2025 performance target. In fiscal 2025, fiscal 2024 and fiscal 2023, the Company also had liability classified awards that settled in cash upon vesting.

Equity-based compensation expense recognized in the Consolidated Statements of Operations, net of forfeitures, was as follows (in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023
RSUs	$	96.1	$ 99.3	$	88.3
RSAs		—	0.2		3.2
Liability-classified awards		(0.6)	6.7		13.0
Total equity-based compensation expense	$	95.5	$ 106.2	$	104.5
Total related tax benefit	$	14.4	$ 14.7	$	19.5

During fiscal 2025, the Company issued 6.0 million RSUs to its employees and directors, of which 4.6 million shares were granted for accounting purposes. The 4.6 million issued and granted awards consist of 3.9 million RSUs that have solely time-based vesting and 0.7 million PBRSUs that were granted upon the establishment of the fiscal 2025 performance target and that would vest upon both the achievement of such performance target and continued service through the vesting period. Additionally, 1.6 million previously issued PBRSUs were granted in fiscal 2025 upon the establishment of the fiscal 2025 annual performance target and that would vest upon both the achievement of such performance target and continued service through the vesting period. Also, 0.4 million PBRSUs were adjusted in fiscal 2025 related to previously issued awards based on actual fiscal 2024 performance relative to the fiscal 2024 performance target. The 6.2 million RSUs granted in fiscal 2025 have an aggregate grant date value of $131.8 million. The aggregate grant date value of RSUs granted was $111.6 million and $129.5 million in fiscal 2024 and fiscal 2023, respectively.

The following summarizes the activity of RSUs during fiscal 2025:

	Time-Based		Performance-Based	
	Number of shares (in millions)	Weighted average grant date fair value	Number of shares (in millions)	Weighted average grant date fair value
Unvested, February 22, 2025	3.3	$ 20.18	4.2	$ 20.45
Granted	3.9	21.04	2.3	21.62
Performance adjustment (1)	—	—	(0.4)	19.98
Vested	(2.8)	20.75	(1.7)	21.33
Forfeited or cancelled	(0.5)	20.49	(0.6)	20.55
Unvested, February 28, 2026	3.9	$ 20.66	3.8	$ 20.70

(1) Represents the adjustment of PBRSUs based on actual fiscal 2024 performance relative to the fiscal 2024 performance target. Does not include the adjustment to PBRSUs based on actual fiscal 2025 performance relative to the fiscal 2025 performance target, although these shares have been estimated and included in the determination of equity-based compensation expense and the calculation of diluted net income per common share for fiscal 2025.

During fiscal 2025, fiscal 2024 and fiscal 2023, the aggregate fair value of RSUs and RSAs that vested was $86.5 million, $121.7 million and $119.2 million, respectively. The number of RSUs and RSAs vested includes shares of common stock that the Company withheld on behalf of employees to satisfy statutory tax withholding requirements.

As of February 28, 2026, the Company had $62.3 million of unrecognized compensation cost related to 7.7 million unvested granted RSUs. That cost is expected to be recognized over a weighted average period of 1.6 years. As of February 28, 2026, there was no unrecognized compensation costs related to RSAs or liability-classified awards.

Upon the establishment of the annual performance target for fiscal 2026 and fiscal 2027, the remaining 1.9 million issued PBRSUs will be granted for accounting purposes. As of February 28, 2026, there are no performance-based RSAs that have not been granted for accounting purposes.

NOTE 9 - INCOME TAXES

The components of income tax expense consisted of the following (in millions):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Current						
Federal (1)	$	206.4	$	228.9	$	348.2
State (2)		51.3		46.0		56.4
Foreign		1.4		1.3		1.0
Total Current		259.1		276.2		405.6
Deferred						
Federal		(174.2)		(11.8)		(83.1)
State		(34.0)		(92.9)		31.7
Foreign		(0.5)		(0.4)		(61.2)
Total Deferred		(208.7)		(105.1)		(112.6)
Income tax expense	$	50.4	$	171.1	$	293.0

(1) Federal current tax expense is net of $0.3 million, $0.3 million and $0.3 million tax benefit of net operating losses ("NOL") in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

(2) There were no state tax benefits of NOLs in fiscal 2025 and fiscal 2023. In fiscal 2024, state current tax expense is net of $1.0 million tax benefit of NOLs.

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate of 21.0% to Income before income taxes was attributable to the following (in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal tax at statutory rate	$ 56.2	21.0 %	$ 237.3	21.0 %	$ 333.7	21.0 %
State and local income taxes, net of federal income tax effect (1)	10.4	3.9	51.9	4.6	66.3	4.2
Tax credits						
Research and development credit	(11.9)	(4.4)	(12.9)	(1.1)	(20.6)	(1.3)
Employee tax credits	(8.5)	(3.2)	(12.3)	(1.1)	(20.6)	(1.3)
Other credits	(0.5)	(0.2)	(0.6)	(0.1)	(0.6)	—
Changes in federal valuation allowances	2.2	0.8	2.7	0.2	—	—
Non-taxable or non-deductible items						
Non-deductible legal settlements (2)	20.4	7.6	—	—	—	—
Non-deductible executive compensation	11.0	4.1	10.1	0.9	10.1	0.6
Charitable donations	(12.2)	(4.6)	(12.7)	(1.1)	(12.7)	(0.8)
Other non-taxable or non-deductible items	1.6	0.6	2.6	0.2	6.6	0.4
Changes in unrecognized tax benefits	(9.2)	(3.4)	(95.2)	(8.4)	(67.3)	(4.2)
Other adjustments						
Gain on purchase of transferable credits	(9.4)	(3.5)	—	—	(2.5)	(0.2)
Other	0.3	0.1	0.2	—	0.6	—
Income tax expense	$ 50.4	18.8 %	$ 171.1	15.1 %	$ 293.0	18.4 %

(1) State taxes in California and Oregon made up the majority (greater than 50 percent) of the tax effect in this category.

(2) Represents the estimated future non-deductible payments related to the Opioid Settlement Framework. Refer to Note 12 for additional information.

The amounts of cash paid (refunds received) for income taxes was as follows:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Federal	$ 214.7	$ 209.6	$ 321.2
California	15.8	(87.4)	20.7
Oregon	*	11.2	*
Illinois	*	10.0	*
Other States	23.7	23.7	62.5
Foreign	1.4	1.3	1.0
Net cash paid for income taxes	$ 255.6	$ 168.4	$ 405.4

* The disclosure threshold of 5% was applied separately to each year. Amounts for these jurisdictions are below the threshold for the period presented.

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company's deferred tax assets and liabilities consisted of the following (in millions):

		February 28, 2026		February 22, 2025
Deferred tax assets:				
Lease obligations	$	1,768.2	$	1,775.3
Self-Insurance		315.5		312.8
Compensation and benefits		199.9		192.2
Pension & postretirement benefits		181.3		194.5
Legal settlements (1)		176.2		—
Net operating loss		58.5		63.7
Tax credits		6.5		5.7
Other		83.1		71.3
Gross deferred tax assets		2,789.2		2,615.5
Less: valuation allowance		(61.9)		(63.7)
Total deferred tax assets		2,727.3		2,551.8
Deferred tax liabilities:				
Operating lease assets		1,569.8		1,587.4
Depreciation and amortization		1,320.9		1,302.3
Inventories		382.7		401.7
Other		84.5		84.5
Total deferred tax liabilities		3,357.9		3,375.9
Net deferred tax liability	$	(630.6)	$	(824.1)
Noncurrent deferred tax asset	$	—	$	—
Noncurrent deferred tax liability		(630.6)		(824.1)
Total	$	(630.6)	$	(824.1)

(1) Represents the estimated future deductible payments related to the Opioid Settlement Framework. Refer to Note 12 for additional information.

The valuation allowance activity on deferred tax assets was as follows (in millions):

		February 28, 2026		February 22, 2025		February 24, 2024
Beginning balance	$	63.7	$	65.6	$	102.3
Additions charged to income tax expense		2.7		5.1		6.0
Reductions credited to income tax expense		(1.4)		(1.9)		(2.8)
Changes to other comprehensive income or loss and other		(3.1)		(5.1)		(39.9)
Ending balance	$	61.9	$	63.7	$	65.6

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of February 28, 2026, a valuation allowance of $61.9 million has been recorded for the portion of the deferred tax asset that is not more likely than not to be realized, consisting primarily of tax credits and carryovers in jurisdictions where the Company has minimal presence or does not expect to have future taxable income. The Company will continue to evaluate the need to adjust the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be adjusted depending on the Company's performance in certain subsidiaries or jurisdictions.

The Company currently has federal and state NOL carryforwards of $14.8 million and $1,154.5 million, respectively, which will begin to expire in 2026 and continue through fiscal 2046. As of February 28, 2026, the Company had $6.5 million of state credit carryforwards, which will begin to expire in 2026 and continue through fiscal 2038. The Company had no federal credit carryforwards as of February 28, 2026. As of February 28, 2026, the Company has federal charitable contribution carryforwards of $23.3 million, which begin to expire in 2029 and continue through fiscal 2030.

Changes in the Company's unrecognized tax benefits consisted of the following (in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023
Beginning balance	$	57.4	$ 178.8	$	216.0
Increase related to tax positions taken in the current year		6.1	6.4		9.6
Decrease related to tax position taken in prior years		—	(111.8)		(0.9)
Decrease related to settlements with taxing authorities		—	(2.1)		(5.6)
Decrease related to lapse of statute of limitations		(2.3)	(13.9)		(40.3)
Ending balance	$	61.2	$ 57.4	$	178.8

Included in the balance of unrecognized tax benefits as of February 28, 2026, February 22, 2025 and February 24, 2024 are tax positions of $25.2 million, $22.4 million and $118.1 million, respectively, which would reduce the Company's effective tax rate if recognized in future periods. As of February 28, 2026, the Company is no longer subject to federal income tax examinations for the fiscal years prior to 2022 and in most states, is no longer subject to state income tax examinations for fiscal years before 2013. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized expense related to interest and penalties, net of settlement adjustments, of $1.7 million for fiscal 2025 and a benefit of $2.7 million and $27.2 million for fiscal 2024 and fiscal 2023, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

Employer Sponsored Pension Plans

The Company sponsors a defined benefit pension plan (the "Safeway Plan") for certain employees not participating in multiemployer pension plans. The Safeway Plan is frozen to non-union employees but continues to remain fully open to union employees, and past service benefits, including future interest credits, for non-union employees continue to be accrued under the Safeway Plan. The Company also sponsors a defined benefit pension plan (the "Shaw's Plan") covering union employees under the Shaw's banner. Under the United banner, the Company sponsors a frozen plan (the "United Plan") covering certain United employees and an unfunded Retirement Restoration Plan that provides death benefits and supplemental income payments for certain executives after retirement. On December 21, 2023, the Company initiated the process of terminating the United Plan which is expected to be finalized during fiscal 2026. The Company also contributes to the Safeway Variable Annuity Pension Plan (the "Safeway VAPP") that provides benefits to participants for future services.

Other Post-Retirement Benefits

In addition to the Company's pension plans, the Company provides post-retirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the post-retirement medical plans. The Company pays all the cost of the life insurance plans. These plans are unfunded.

The following table provides a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended February 28, 2026 and a statement of funded status as of February 28, 2026 and February 22, 2025 (in millions):

	Pension		Other Post-Retirement Benefits	
	February 28, 2026	February 22, 2025	February 28, 2026	February 22, 2025
Change in projected benefit obligation:				
Beginning balance	$ 1,641.4	$ 1,691.5	$ 12.1	$ 12.0
Service cost	15.9	16.7	—	—
Interest cost	70.8	83.4	0.5	0.5
Actuarial loss (gain)	25.7	16.4	(1.2)	1.1
Benefit payments (including settlements)	(423.9)	(166.7)	(1.3)	(1.5)
Plan amendments	—	0.1	—	—
Ending balance	$ 1,329.9	$ 1,641.4	$ 10.1	$ 12.1
Change in fair value of plan assets:				
Beginning balance	$ 1,483.2	$ 1,443.7	$ —	$ —
Actual return on plan assets	126.3	116.4	—	—
Employer contributions	55.6	89.8	1.3	1.5
Benefit payments (including settlements)	(423.9)	(166.7)	(1.3)	(1.5)
Ending balance	$ 1,241.2	$ 1,483.2	$ —	$ —
Components of net amount recognized in financial position:				
Other current liabilities	$ (5.5)	$ (4.4)	$ (1.8)	$ (2.3)
Other long-term liabilities	(83.2)	(153.8)	(8.3)	(9.8)
Funded status	$ (88.7)	$ (158.2)	$ (10.1)	$ (12.1)

The actuarial loss in fiscal 2025 related to the projected benefit obligation was primarily driven by discount rate and mortality assumptions, partially offset by cash balance interest crediting rates. The actuarial loss in fiscal 2024 related to the projected benefit obligation was primarily driven by cash balance interest crediting rates.

Amounts recognized in Accumulated other comprehensive income (loss) consisted of the following (in millions):

	Pension		Other Post-Retirement Benefits	
	February 28, 2026	February 22, 2025	February 28, 2026	February 22, 2025
Net actuarial gain	$ (101.5)	$ (116.2)	$ (10.0)	$ (9.7)
Prior service cost	0.8	1.2	—	—
	$ (100.7)	$ (115.0)	$ (10.0)	$ (9.7)

Information for the Company's pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of February 28, 2026 and February 22, 2025, is shown below (in millions):

	February 28, 2026	February 22, 2025
Projected benefit obligation	$ 1,329.9	$ 1,641.4
Accumulated benefit obligation	1,329.7	1,637.8
Fair value of plan assets	1,241.2	1,483.2

The following table provides the components of net pension and post-retirement (income) expense for the retirement plans and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) (in millions):

	Pension			Other Post-Retirement Benefits		
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2025	Fiscal 2024	Fiscal 2023
Components of net (income) expense:						
Estimated return on plan assets	$ (83.1)	$ (91.1)	$ (98.5)	$ —	$ —	$ —
Service cost	15.9	16.7	17.3	—	—	—
Interest cost	70.8	83.4	83.6	0.5	0.5	0.6
Amortization of prior service cost	0.4	0.3	0.4	—	—	—
Amortization of net actuarial (gain) loss	(2.7)	(3.9)	(5.5)	(0.8)	(0.7)	(1.1)
(Income) loss due to settlement accounting	(29.4)	3.5	0.3	—	—	—
(Income) expense, net	(28.1)	8.9	(2.4)	(0.3)	(0.2)	(0.5)
Changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):						
Net actuarial (gain) loss	(17.4)	(8.6)	(28.0)	(1.2)	1.1	0.8
Amortization of net actuarial gain (loss)	2.7	3.9	5.5	0.8	0.7	1.1
Prior service cost	—	0.1	(0.2)	—	—	—
Amortization of prior service cost	(0.4)	(0.3)	(0.4)	—	—	—
Income (loss) due to settlement accounting	29.4	(3.5)	(0.3)	—	—	—
Total recognized in Other comprehensive income (loss)	14.3	(8.4)	(23.4)	(0.4)	1.8	1.9
Total net expense and changes in plan assets and benefit obligations recognized in Other comprehensive income (loss)	$ (13.8)	$ 0.5	$ (25.8)	$ (0.7)	$ 1.6	$ 1.4

During fiscal 2025, the Company purchased a group annuity policy and transferred $290.0 million of pension plan assets to an insurance company (the "Annuity Purchase"), thereby reducing the Company's defined benefit pension obligations by $295.0 million. As a result of the Annuity Purchase, the Company recorded a settlement gain of $26.8 million during fiscal 2025.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. When the accumulation of actuarial gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets, the excess is amortized over either the average remaining lifetime of all participants or the average remaining service period of active participants. No significant prior service costs or estimated net actuarial gain or loss is expected to be amortized from Other comprehensive income (loss) into periodic benefit cost during fiscal 2026.

Assumptions

The weighted average actuarial assumptions used to determine year-end projected benefit obligations for pension plans were as follows:

	February 28, 2026	February 22, 2025
Discount rate	5.29 %	5.34 %
Rate of compensation increase	3.21 %	3.20 %
Cash balance plan interest crediting rate	4.64 %	4.85 %

The weighted average actuarial assumptions used to determine net periodic benefit costs for pension plans were as follows:

	February 28, 2026	February 22, 2025	February 24, 2024
Discount rate	5.45 %	5.32 %	5.17 %
Expected return on plan assets	6.50 %	6.67 %	7.40 %
Cash balance plan interest crediting rate	4.85 %	4.25 %	3.65 %

Discount Rate Assumption. The discount rate reflects the current rate at which the pension obligations could be settled at each measurement date. In all years presented, the discount rates were determined by matching the expected plan benefit payments against a spot rate yield curve constructed to replicate above median yields of AA-graded corporate bonds.

Asset Return Assumption. Expected return on pension plan assets is based on historical experience of the Company's portfolios and the review of projected returns by asset class on return-seeking assets and liability-hedging assets, as well as target asset allocation.

Retirement and Mortality Rates. The mortality assumptions reflect the applicable current mortality tables and adjusted mortality improvement projection scales as issued by the Society of Actuaries.

Investment Policies and Strategies. During the fourth quarter of fiscal 2023, the Company revised the investment policy for the Safeway Plan and the Shaw's Plan, and these changes to the structure of plan assets were implemented during fiscal 2024. The investment policy for the Safeway VAPP remained unchanged. The defined benefit plan investment policy incorporates a strategic long-term asset allocation mix designed to meet the Company's long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The investment policy for the Safeway Plan and the Shaw's Plan allows for a varying asset allocation dependent on each plan's funded status. The investment policy also emphasizes the following key objectives: (1) maintaining a diversified portfolio among asset classes and investment styles; (2) maintaining an acceptable level of risk in pursuit of long-term economic benefit; (3) maximizing the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for the investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintaining adequate controls over administrative costs.

The following table summarizes actual allocations for the Safeway Plan which had $1,006.8 million in plan assets as of February 28, 2026:

| Asset category | Target (1) | Plan Assets | |
		February 28, 2026	February 22, 2025
Return-seeking	56%	59.1 %	63.4 %
Liability-hedging	44%	40.9 %	36.6 %
Total	100%	100.0 %	100.0 %

(1) In accordance with the Safeway Plan investment policy, the target asset allocation was adjusted in fiscal 2025 based on the funded ratio of the Safeway Plan.

The following table summarizes the actual allocations for the Shaw's Plan which had $187.0 million in plan assets as of February 28, 2026:

| Asset category | Target (1) | Plan Assets | |
		February 28, 2026	February 22, 2025
Return-seeking	50%	51.1 %	58.9 %
Liability-hedging	50%	48.9 %	41.1 %
Total	100%	100.0 %	100.0 %

(1) In accordance with the Shaw's Plan investment policy, the target asset allocation was adjusted in fiscal 2025 based on the funded ratio of the Shaw's Plan.

The following table summarizes the actual allocations for the Safeway VAPP which had $41.7 million in plan assets as of February 28, 2026:

| Asset category | Target | Plan Assets | |
		February 28, 2026	February 22, 2025
Equity	15%	16.3 %	18.1 %
Fixed income	60%	57.7 %	60.9 %
Other (1)	25%	19.0 %	18.5 %
Cash	—%	7.0 %	2.5 %
Total	100%	100.0 %	100.0 %

(1) Includes real estate, global tactical asset allocation, private equity investments and money market funds.

Additionally, the Company sponsors other defined benefit pension plans which had $5.7 million in plan assets as of February 28, 2026.

Pension Plan Assets

The fair value of the Company's pension plan assets as of February 28, 2026 by asset category are as follows (in millions):

		Fair Value Measurements			
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)(1)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV (1)
Cash and cash equivalents (2)	$ 3.2	$ 3.2	$ —	$ —	$ —
Short-term investment collective trust (3)	23.1	—	—	—	23.1
Public equity funds (5)	365.5	—	365.5	—	—
Return-seeking fixed income funds (6)	134.7	—	16.9	—	117.8
Debt funds (7)	504.6	—	504.6	—	—
Hedge funds (8)	64.2	—	—	—	64.2
Real estate funds (9)	132.5	—	37.8	—	94.7
Other securities (10)	13.4	—	13.4	—	—
Total	$ 1,241.2	$ 3.2	$ 938.2	$ —	$ 299.8

The fair value of the Company's pension plan assets as of February 22, 2025 by asset category are as follows (in millions):

		Fair Value Measurements			
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)(1)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV (1)
Cash and cash equivalents (2)	$ 1.9	$ 1.9	$ —	$ —	$ —
Short-term investment collective trust (3)	53.2	—	—	—	53.2
Mutual funds (4)	6.7	6.7	—	—	—
Public equity funds (5)	490.2	—	490.2	—	—
Return-seeking fixed income funds (6)	172.2	—	15.5	—	156.7
Debt funds (7)	499.1	—	499.1	—	—
Hedge funds (8)	82.4	—	—	—	82.4
Real estate funds (9)	168.9	—	46.9	—	122.0
Other securities (10)	8.6	—	8.6	—	—
Total	$ 1,483.2	$ 8.6	$ 1,060.3	$ —	$ 414.3

(1) Certain of the Company's pension assets are invested in common collective trusts managed and valued by the fund administrator. The fair value of the funds is based on the Net Asset Value ("NAV") of the underlying investments owned by the fund minus its liabilities. Certain of these funds are classified outside of the fair value hierarchy because fair value for those funds is measured using the NAV practical expedient. These specific funds have been determined not to have a readily determinable fair value and the NAV is not the basis for current transactions, as the NAV is only published monthly or quarterly for these funds, and the Company can only redeem these investments monthly or quarterly. The remaining common collective trusts have a daily published NAV, and the Company can redeem those investments daily, therefore these funds are classified within the fair value hierarchy as the Company has determined the funds have a readily determinable fair value that is the basis for current transactions.

(2) The carrying value of these items approximates fair value.

(3) Invested in a fund comprised of high-grade, short term money market instruments. There are no unfunded commitments or redemption restrictions for these funds.

(4) Invested in mutual funds that are registered with the SEC which are valued using the NAV. The NAV of the mutual funds is a published price in an active market. There are no unfunded commitments, or redemption restrictions for these funds, and the funds are required to transact at the published price.

(5) Invested in funds comprised of U.S. and international equity.

(6) Invested in funds comprised of high yield, emerging market debt, leveraged loans and real estate debt.

(7) Invested in funds comprised of intermediate and long duration corporate and private bonds and U.S. government securities.

(8) Invested in hedge funds comprised of a combination of equity, fixed income, private assets and derivatives.

(9) Invested in funds comprised of underlying real estate properties and infrastructure as well as a fund comprised of underlying real estate investment trusts.

(10) These investments primarily consist of foreign government bonds valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Contributions

In fiscal 2025, fiscal 2024 and fiscal 2023, the Company contributed $56.9 million, $91.3 million and $18.3 million, respectively, to its pension and post-retirement plans. The Company's funding policy for the defined benefit pension plan is to contribute the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws as determined by the Company's external actuarial consultant. At the Company's discretion, additional funds may be contributed to the defined benefit pension plans. The Company expects to contribute approximately $50 million to its pension and post-retirement plans in fiscal 2026. The Company will recognize contributions in accordance with applicable regulations, with consideration given to recognition for the earliest plan year permitted.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid to plan participants (in millions):

	Pension Benefits	Other Benefits
2026	$ 115.1	$ 1.9
2027	116.1	1.6
2028	113.2	1.4
2029	112.5	1.2
2030	112.0	1.1
2031 – 2035	528.2	3.4

Multiemployer Pension Plans

The Company currently contributes to 28 multiemployer pension plans. These multiemployer plans generally provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Plan trustees typically are responsible for determining the level of benefits to be provided to participants, the investment of the assets and plan administration. Expense is recognized in connection with these plans as contributions are funded.

The risks of participating in these multiemployer plans are different from the risks associated with single-employer plans in the following respects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- Though the unfunded obligations of a multiemployer plan are not a liability of the Company, if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- With respect to some multiemployer plans, if the Company chooses to stop participating, or makes market exits or store closures or otherwise has participation in the plan fall below certain levels, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as withdrawal liability.

The Company's participation in these plans is outlined in the table below. The EIN-Pension Plan Number column provides the Employer Identification Number ("EIN") and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act of 2006 ("PPA") zone status available for fiscal 2025 and fiscal 2024 is for the plan's year ended December 31, 2024 and December 31, 2023, respectively. The zone status is based on information received from the plans and is certified by each plan's actuary. The FIP/RP Status Pending/ Implemented column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented by the plan trustees.

The following tables contain information about the Company's multiemployer plans. Certain plans have been aggregated in the Other funds line in the following table, as the contributions to each of these plans are not individually material.

Pension fund	EIN - PN	Pension Protection Act zone status (1)		Company's 5% of total plan contributions		FIP/RP status pending/ implemented
		2025	2024	2024	2023	
UFCW-Northern California Employers Joint Pension Trust Fund	946313554 - 001	Red	Red	Yes	Yes	Implemented
Western Conference of Teamsters Pension Plan	916145047 - 001	Green	Green	No	No	No
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan (4)	951939092 - 001	Red	Red	Yes	Yes	Implemented
Sound Retirement Trust (6)	916069306 - 001	Green	Green	Yes	Yes	No
Bakery and Confectionery Union and Industry International Pension Fund	526118572 - 001	Red	Red	Yes	Yes	Implemented
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	236396097 - 001	Red	Red	Yes	Yes	Implemented
Rocky Mountain UFCW Unions & Employers Pension Plan	846045986 - 001	Green	Green	Yes	Yes	No
UFCW Local 152 Retail Meat Pension Fund (5)	236209656 - 001	Red	Red	Yes	Yes	Implemented
Desert States Employers & UFCW Unions Pension Plan	846277982 - 001	Green	Green	Yes	Yes	No
UFCW Int'l Union- Albertsons Variable Annuity Pension Fund (5)	853326342 - 001	Green	Green	Yes	Yes	No
Retail Food Employers and UFCW Local 711 Pension Trust Fund	516031512 - 001	Red	Red	Yes	Yes	Implemented
Oregon Retail Employees Pension Trust	936074377 - 001	Green	Red	Yes	Yes	No
Intermountain Retail Store Employees Pension Trust (7)	916187192 - 001	Red	Red	Yes	Yes	Implemented
UFCW Local 1245 Labor Management Pension Plan	516090661 - 001	Red	Red	Yes	Yes	Implemented

Pension fund	Contributions of Company (in millions)			Surcharge imposed (2)	Expiration date of collective bargaining agreements	Total collective bargaining agreements	Most significant collective bargaining agreement(s)(3)	
	2025	2024	2023				Count	Expiration
UFCW-Northern California Employers Joint Pension Trust Fund	$ 127.0	$ 130.8	$ 132.1	No	4/15/2028	84	80	4/15/2028
Western Conference of Teamsters Pension Plan	82.3	78.2	75.9	No	5/16/2026 to 9/30/2030	56	9	9/21/2030
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan (4)	132.7	136.6	138.5	No	3/6/2026 to 3/5/2028	40	39	3/5/2028
Sound Retirement Trust (6)	74.7	73.7	70.1	No	3.21.2026 to 8/3/2029	149	40	5/1/2027
Bakery and Confectionery Union and Industry International Pension Fund	18.2	18.6	18.7	No	6/27/2026 to 6/10/2028	122	33	4/17/2027
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	10.5	10.7	10.7	No	2/1/2028 to 1/31/2030	6	2	3/29/2029
Rocky Mountain UFCW Unions & Employers Pension Plan	16.3	16.5	16.9	No	8/29/2026 to 6/9/2029	84	26	2/19/2028
UFCW Local 152 Retail Meat Pension Fund (5)	10.9	11.1	11.2	No	5/2/2028	4	4	5/2/2028
Desert States Employers & UFCW Unions Pension Plan	11.8	11.2	11.0	No	3/7/2026 to 11/10/2029	20	18	3/7/2026
UFCW Int'l Union- Albertsons Variable Annuity Pension Fund (5)	9.5	9.6	9.6	No	4/3/2027 to 11/10/2029	24	7	6/9/2029
Retail Food Employers and UFCW Local 711 Pension Trust Fund	8.7	8.5	8.6	No	4/18/2026 to 5/27/2028	7	4	3/4/2028
Oregon Retail Employees Pension Trust	14.9	13.0	12.8	No	8/14/2027 to 11/18/2028	125	36	8/14/2027
Intermountain Retail Store Employees Pension Trust (7)	8.2	7.8	7.9	No	5/1/2027 to 6/24/2028	54	24	5/1/2027
UFCW Local 1245 Labor Management Pension Plan	6.0	6.1	6.0	No	11/28/2026 to 4/8/2028	4	3	11/28/2026
Other funds (8)	51.6	15.3	15.5					
Total Company contributions to U.S. multiemployer pension plans	$ 583.3	$ 547.7	$ 545.5					

(1) PPA established three categories (or "zones") of plans: (1) "Green Zone" for healthy; (2) "Yellow Zone" for endangered; and (3) "Red Zone" for critical. These categories are based upon multiple factors, including the funding ratio of the plan assets to plan liabilities.

(2) Under the PPA, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of February 28, 2026, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.

(3) These columns represent the number of most significant collective bargaining agreements aggregated by common expiration dates for each of the pension funds listed above.

(4) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at March 31, 2025 and March 31, 2024.

(5) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at June 30, 2024 and June 30, 2023.

(6) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at September 30, 2024 and September 30, 2023.

(7) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at August 31, 2024 and August 31, 2023.

(8) Fiscal 2025 includes $36.4 million of contributions related to the UFCW Northern California Employers Lifetime Income Security Accrual Fund, which was created during fiscal 2025. As this was a new plan in fiscal 2025, there were no contributions in fiscal 2024 or fiscal 2023.

Collective Bargaining Agreements

As of February 28, 2026, the Company had approximately 280,000 employees, of which approximately 190,000 were covered by collective bargaining agreements. During fiscal 2025, collective bargaining agreements covering approximately 126,000 employees were successfully renegotiated. As of February 28, 2026, collective bargaining agreements covering approximately 22,000 employees have expired or are scheduled to expire in fiscal 2026.

Multiemployer Health and Welfare Plans

The Company makes contributions to multiemployer health and welfare plans in amounts specified in the applicable collective bargaining agreements. These plans provide medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees as determined by the trustees of each plan. The majority of the Company's contributions cover active employees and as such, may not constitute contributions to a postretirement benefit plan. However, the Company is unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid to active employee plans. Total contributions to multiemployer health and welfare plans were $1.3 billion for each of fiscal 2025, fiscal 2024 and fiscal 2023.

Defined Contribution Plans and Supplemental Retirement Plans

Many of the Company's employees are eligible to contribute a percentage of their compensation to defined contribution plans ("401(k) Plans"). Participants in the 401(k) Plans may become eligible to receive a profit-sharing allocation in the form of a discretionary Company contribution based on employee compensation. In addition, the Company may also provide matching contributions based on the amount of eligible compensation contributed by the employee. All Company contributions to the 401(k) Plans are made at the discretion of the Board. The Company provides supplemental retirement benefits through a Company sponsored deferred executive compensation plan, which provides certain key employees with retirement benefits that supplement those provided by the 401(k) Plans. Total contributions accrued for these plans were $82.8 million, $83.5 million and $83.0 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Merger-Related Retention Benefits

The Merger Agreement provided for the Company to establish a retention program to promote retention and to incentivize efforts to close the Merger and to ensure a successful and efficient integration process. On December 18, 2022, the retention program was approved, with an aggregate amount of up to $100 million, as amended, covering certain executive officers and employees of the Company. With the termination of the Merger Agreement, 50% of the award was paid on December 12, 2024 and 50% was paid on October 16, 2025. Retention bonus expense was $15.5 million for fiscal 2025, $33.6 million for fiscal 2024, and $35.0 million for fiscal 2023, and is included within Selling and administrative expenses.

NOTE 11 - RELATED PARTIES

The Company paid Cerberus Technology Solutions, an affiliate of Cerberus Capital Management, L.P. ("Cerberus"), fees totaling approximately $2.7 million, $4.0 million and $5.5 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively, for information technology advisory and implementation services in connection with modernizing the Company's information systems.

The Company's payments to Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus, were immaterial for fiscal 2025, fiscal 2024 and fiscal 2023, for consulting services provided in connection with improving the Company's operations.

NOTE 12 - COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

Guarantees

Lease Guarantees: The Company may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, the Company could be responsible for the lease obligation. Because of the wide dispersion among third parties and the variety of remedies available, the Company believes that if an assignee became insolvent, it would not have a material effect on the Company's financial condition, results of operations or cash flows.

The Company also provides guarantees, indemnifications and assurances to others in the ordinary course of its business.

Legal Proceedings

The Company is subject from time to time to various claims and lawsuits, including matters involving trade, business and operational practices, personnel and employment issues, lawsuits alleging violations of state and/or federal wage and hour laws, real estate disputes, personal injury, antitrust claims, packaging or product claims, claims related to the sale of drug or pharmacy products, such as opioids, intellectual property claims and other proceedings arising in or outside of the ordinary course of business. The Company is also subject, from time to time, to government investigations, subpoenas, audits, reviews, claims enforcement actions and litigation. These can include routine, regular and special investigations, audits, civil or criminal subpoenas, civil investigative demands ("CIDs") and reviews by various governmental authorities. Some of these claims or suits purport or may be determined to be class actions and/or seek substantial damages. It is the opinion of the Company's management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on the Company's business or overall financial condition.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency is probable and can be reasonably estimated. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. While management currently believes that the aggregate estimated liabilities currently recorded are reasonable, it is reasonably possible that differences in actual outcomes or changes in management's evaluation or predictions could arise that could be material to the Company's results of operations or cash flows.

False Claims Act: two qui tam actions alleging violations of the False Claims Act ("FCA") have been filed against the Company and its subsidiaries. Violations of the FCA are subject to treble damages and penalties of up to a specified dollar amount per false claim.

In *United States ex rel. Proctor v. Safeway*, filed in the United States District Court for the Central District of Illinois, the relator alleges that Safeway overcharged federal government healthcare programs by not providing the federal government, as part of its usual and customary prices, the benefit of discounts given to customers in pharmacy membership discount and price-matching programs. The relator filed his complaint under seal on November 11, 2011, and the complaint was unsealed on August 26, 2015. The relator amended the complaint on March 31, 2016. On June 12, 2020, the District Court granted Safeway's motion for summary judgment, holding that the relator could not prove that Safeway acted with the intent required under the FCA, and judgment was issued on June 15, 2020. On July 10, 2020, the relator filed a motion to alter or amend the judgment and to supplement the record, which Safeway opposed. On November 13, 2020, the District Court denied relator's motion, and on December 11, 2020, relator filed a notice of appeal. The Seventh Circuit Court of Appeals affirmed the judgment in the Company's favor on April 5, 2022. On August 3, 2022, relators filed a petition seeking review by the U.S. Supreme Court.

In *United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson's, Inc., et al.*, also filed in the Central District of Illinois, the relators allege that defendants (including various subsidiaries of the Company) overcharged federal government healthcare programs by not providing the federal government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. On August 5, 2019, the District Court granted relators' motion for partial summary judgment, holding that price-matched prices are the usual and customary prices for those drugs. On July 1, 2020, the District Court granted the defendants' motions for summary judgment and dismissed the case, holding that the relator could not prove that defendants acted with the intent required under the FCA. Judgment was issued on July 2, 2020. On July 9, 2020, the relators filed a notice of appeal. On August 12, 2021, the Court of Appeals for the Seventh Circuit affirmed the grant of summary judgment in the Company's favor. On September 23, 2021, the relators filed a petition for rehearing en banc with the Seventh Circuit. On December 3, 2021, the Seventh Circuit denied relators' petition. On April 1, 2022, relators filed a petition seeking review by the U.S. Supreme Court.

The U.S. Supreme Court decided to hear the appeals filed by the relators in *Proctor* and *Schutte*. The Supreme Court consolidated the two cases for the purpose of hearing the appeal. The Supreme Court heard oral arguments on April 18, 2023. On June 1, 2023, the Supreme Court issued an opinion adverse to the Company, reversing the lower court's rulings. On July 3, 2023, the Supreme Court issued the order remanding both cases back to the Court of Appeals for the Seventh Circuit for further review. On July 27, 2023, the Court of Appeals remanded both cases back to the U.S. District Court for the Central District of Illinois.

On August 22, 2023, the District Court - as to *Schutte* - set a pretrial conference for March 4, 2024, and a trial date of April 29, 2024. At the same July 27 hearing, the District Court also gave the defendants leave to file motions for summary judgment on a schedule to be agreed upon. On October 11, 2023, the Company and co-defendant filed a motion for summary judgment. On the same day, the relators filed motions for partial summary judgment. On February 16, 2024, the Company and co-defendant filed a motion to reconsider a prior grant of partial summary judgment against the defendants, and also a motion to continue the trial. On February 27, 2024, the District Court granted the motion to continue and vacated the April 29, 2024 trial date. On April 26, 2024, the District Court denied the motion for reconsideration of partial summary judgment. On May 20, 2024, the District Court heard oral argument on the pending motions for summary judgment. On September 30, 2024, the District Court denied both parties' motions for summary judgment on scienter and granted relators' motion for summary judgment on materiality. On November 18, 2024, the District Court denied a motion by the Company to reconsider the materiality ruling or certify that ruling for an interlocutory appeal. The Schutte trial began on February 10, 2025. On March 4, 2025, the Company prevailed at trial and the District Court entered judgment in favor of the Company on March 12, 2025. On April 1, 2025, the relators filed a motion to amend the judgment and grant a new trial on damages. On October 31, 2025, the Court denied this motion, and the relators have appealed the denial of the motion.

The Company requested a stay in *Proctor* while *Schutte* is on appeal. In response, the Court vacated all dates in *Proctor* and ordered the parties to attend a settlement conference. The case has not settled and the Court is considering whether to set a trial date or stay the case until the *Schutte* appeal is decided.

In both of the above cases, the federal government previously investigated the relators' allegations and declined to intervene. The relators elected to pursue their respective cases on their own and in each case have alleged FCA damages in excess of $100.0 million before trebling and excluding penalties. The Company is vigorously defending each of these matters. The Company has recorded an estimated liability for these matters.

Pharmacy Benefit Manager (PBM) Litigation: The Company (including its subsidiary, Safeway Inc.) is a defendant in a lawsuit filed on January 21, 2021, in Minnesota state court, captioned *Health Care Service Corp. et al. v. Albertsons Companies, LLC, et al*. The action challenges certain prescription-drug prices reported by the

Company to a pharmacy benefit manager, Prime Therapeutics LLC ("Prime"), which in turn contracted with the health-insurer plaintiffs to adjudicate and process prescription-drug reimbursement claims.

On December 7, 2021, the Company filed a motion to dismiss the complaint. On January 14, 2022, the court denied the Company's motion to dismiss as to all but one count, plaintiffs' claim of negligent misrepresentation. On January 21, 2022, the Company and co-defendant SUPERVALU, Inc. ("SUPERVALU") filed a third-party complaint against Prime, asserting various claims, including: indemnification, fraud and unjust enrichment. On February 17, 2022, the Company filed in the Minnesota Court of Appeals an interlocutory appeal of the denial of their motion to dismiss on personal jurisdiction grounds (the "Jurisdictional Appeal"). On February 24, 2022, the Company and SUPERVALU filed in the trial court an unopposed motion to stay proceedings, pending the resolution of the Jurisdictional Appeal. The parties agreed on March 6, 2022, to an interim stay in the trial court pending a ruling on the unopposed motion to stay proceedings. On September 6, 2022, the Minnesota Court of Appeals denied the Jurisdictional Appeal and affirmed the trial court's denial of the Company's motion to dismiss. On October 6, 2022, the Company and SUPERVALU filed a petition seeking review by the Minnesota Supreme Court. On November 23, 2022, the Minnesota Supreme Court denied that petition. The Company and co-defendant SUPERVALU filed an answer to the complaint on January 23, 2023. On March 9, 2023, Prime moved to dismiss the third-party complaint filed by the Company and SUPERVALU. The court heard oral arguments on the motion on May 11, 2023. On August 9, 2023, the court denied Prime's motion as to 16 of the 17 counts in the third-party complaint, and dismissed one count without prejudice. On September 18, 2023, the Company and SUPERVALU filed an amended third-party complaint, which repleaded the one count that had been dismissed (in addition to the other claims asserted in the initial third-party complaint). On October 2, 2023, Prime filed an answer to the amended third-party complaint. The proceedings were stayed through September 29, 2025 to facilitate settlement discussions. The case is currently scheduled to be ready for trial on or after April 19, 2027. On October 9, 2025, the Company, SUPERVALU, and Prime filed a stipulated motion requesting the dismissal of Prime from the litigation, which was approved by the Court on October 10, 2025, thus dismissing Prime.

The Company is vigorously defending the claims filed against it. The Company has recorded an estimated liability for this matter.

Opioid Litigation: The Company is one of dozens of companies that have been named as defendants in lawsuits filed by various plaintiffs, including states, counties, cities, Native American tribes, and hospitals, alleging that defendants contributed to the national opioid epidemic. At present, the Company is a named defendant in approximately 81 suits pending in various state and federal courts including the United States District Court for the Northern District of Ohio, where over 2,000 cases against various defendants have been consolidated as Multi-District Litigation ("MDL") pursuant to 28 U.S.C. §1407. All of the MDL cases naming the Company have been stayed except for two so called "bellwether" actions in Tarrant County (Texas) and Monterey County (California). Discovery has been completed on Tarrant County's liability claim and the matter has been remanded to the Northern District of Texas for trial. On July 25, 2025, the Company filed a motion with the Court seeking to certify for interlocutory appeal an order denying its Motion for Summary Judgment, which is fully briefed and pending before the Court. Discovery in Monterey County (California) is ongoing. The County of Monterey matter is stayed until July 17, 2026. The relief sought by the various plaintiffs in these matters includes compensatory damages, abatement and punitive damages as well as injunctive relief. On July 30, 2024, multiple plaintiffs filed an Omnibus Motion for Leave to Amend complaints, seeking leave from the MDL court to add the Company to over 150 additional lawsuits. The Company filed its response to the Omnibus Motion on January 16, 2025. In the reply filed by the plaintiffs on July 2, 2025, the number of additional lawsuits was reduced to approximately 108 suits. The Motion remains pending before the Court.

Prior to the start of a state-court trial that was scheduled for September 6, 2022, the Company reached an agreement to settle with the State of New Mexico. The New Mexico counties and municipal entities that filed 14 additional lawsuits, including Santa Fe County, agreed to the terms of the settlement. Thus, all 15 cases filed by New Mexico entities have been dismissed as a result of the settlement. The Company executed an agreement to settle three matters that were filed in Nevada. The Company recorded a liability of $21.5 million for the settlements of the cases in New Mexico and Nevada which was paid by its insurers in the fourth quarter of fiscal 2022. With respect to the three active state court claims, those matters are in Dallas County (Texas), the State of Washington and the City of Philadelphia (Pennsylvania). The State of Washington matter is scheduled for trial on July 13, 2026. The Company requested an interlocutory appeal with the City of Philadelphia matter, which was granted on November 26, 2024. The City of Philadelphia appeal was heard on July 15, 2025, and the Company awaits the Court's ruling. The Dallas County matter has a trial-ready date of September 8, 2026. Following the denial of its preliminary objections, the Company sought interlocutory review with the Superior Court. The Superior Court affirmed the denial of the Company's preliminary objections. The Company has filed an application for re-argument. The Company believes that it has substantial factual and legal defenses to these claims, and is vigorously defending these matters.

On April 14, 2026, the Company announced that it reached a settlement framework to resolve substantially all of the opioid-related claims that have been or may be asserted against the Company by participating states, political subdivisions, and Native American tribes (the "Opioid Settlement Framework"). Subject to the completion of certain non-monetary terms that are currently under negotiation, the Company has agreed to make remediation payments of up to $655.1 million to participating states and political subdivisions and $21.7 million to participating Native American tribes for abatement-related initiatives, and approximately $97.0 million for attorneys' fees and costs. Participating states, political subdivisions, and Native American tribes will have an opportunity to opt into the Opioid Settlement Framework. The Company retains discretion to determine whether participation levels are sufficient for the settlement framework to become effective. The Opioid Settlement Framework, subject to the completion of all required terms and conditions, would provide for the resolution of all claims asserted by participating states, political subdivisions, and Native American tribes and is being entered into without any admission of liability or wrongdoing by the Company.

As a result of the Opioid Settlement Framework, the Company concluded that a loss related to the settlement of opioid-related claims was probable and for which the related loss was reasonably estimable. Accordingly, in the fourth quarter of fiscal 2025, the Company recorded a loss of $773.8 million ($599.8 million, net of tax) related to the Opioid Settlement Framework, included as a component of Selling and administrative expenses in the Consolidated Statements of Operations. These related payments are expected to be made over a period of nine years, with slightly more than one-third of the total amount payable within the first two years and the remainder payable over the following seven years. The first payment of $136.6 million is expected to be made on April 30, 2026 into escrow until final settlement. As of February 28, 2026, the Company recorded $136.6 million and $637.2 million of the estimated liability in Other current liabilities and Other long-term liabilities, respectively, in the Consolidated Balance Sheets.

Loss contingencies are inherently uncertain and require significant judgment, and unfavorable developments may occur. The Opioid Settlement Framework remains in its early stages, and there is no assurance that the required parties will reach a definitive agreement or satisfy any related conditions. Accordingly, actual losses may differ materially from the Company's estimated liability.

The Opioid Settlement Framework does not include the State of Washington. The Company continues to vigorously defend this matter and believes that it has substantial factual and legal defenses. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of this matter or the range of reasonably possible loss.

The Company has also received subpoenas, Civil Investigative Demands and other requests for documents and information from the U.S. Department of Justice ("DOJ") and certain state Attorneys General, and has had preliminary discussions with the DOJ with respect to purported violations of the federal Controlled Substances Act and the FCA in dispensing prescriptions. The Company has been cooperating with the government with respect to these requests for information.

Termination of the Merger Agreement: As previously disclosed, on October 13, 2022, the Company, The Kroger Co. ("Kroger") and Kettle Merger Sub, Inc., a wholly owned subsidiary of Kroger ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub would have been merged with and into the Company (the "Merger"), with the Company surviving the Merger as the surviving corporation and a direct, wholly owned subsidiary of Kroger.

As previously disclosed, On December 10, 2024, the United States District Court for the District of Oregon issued a preliminary injunction in the case *Federal Trade Commission et al. v. The Kroger Company and Albertsons Companies, Inc.* (Case No.: 3:24-cv-00347-AN), whereby the court enjoined the consummation of the Merger. A permanent injunction was issued, also on December 10, 2024, by a state court judge in a lawsuit brought against Kroger and the Company by the State of Washington, in the case *State of Washington v. The Kroger Company and Albertsons Companies, Inc.*, King County Superior Court, Washington (Case No. 24-2-00977-9 SEA). In light of the injunctions, and in accordance with Section 8.1(e) of the Merger Agreement, the Company exercised its right to terminate the Merger Agreement and sent a notice to Kroger on December 10, 2024 terminating the Merger Agreement.

Following the Company's termination of the Merger Agreement, on December 10, 2024, the Company filed a lawsuit against Kroger in the Court of Chancery in the State of Delaware, bringing claims for willful breach of the Merger Agreement and breach of the covenant of good faith and fair dealing arising from Kroger's failure to exercise "best efforts" and to take "any and all actions" to secure regulatory approval, as was required of Kroger under the terms of the Merger Agreement. The Company is seeking damages in an amount to be determined at trial, in addition to the $600 million termination fee which Kroger is already obligated to pay to the Company under the Merger Agreement.

On December 11, 2024, Kroger delivered a termination notice to the Company, alleging that the Company's December 10, 2024 termination notice was not effective and that Kroger had no obligation to pay the $600 million termination fee because the Company allegedly failed to perform and comply in all material respects with its covenants under the Merger Agreement. On March 25, 2025, Kroger answered the Company's lawsuit and brought counterclaims against the Company in connection with the Company's alleged failure to perform under the Merger Agreement. The Company filed its answers to Kroger's counterclaims on May 17, 2025 and the parties are presently engaged in discovery. Trial is scheduled to begin on October 19, 2026.

On August 19, 2025, the Court in the State of Washington's case against Kroger and the Company awarded the State $28.4 million in attorneys' fees and costs as the prevailing party, with post-judgment interest accruing at 12%. The judgment was entered jointly and severally against Kroger and the Company. Kroger and the Company disagree with the Court's decision in awarding the State of Washington its attorneys' fees and costs, and the decision is being appealed. Kroger has filed a supersedeas bond with respect to the judgment for purposes of the appeal. The Company believes, based on the terms of the Merger Agreement, that Kroger is solely responsible for the full payment of the judgment and, accordingly, the Company has not recorded an estimated liability.

Other Commitments

In the ordinary course of business, the Company enters into various supply contracts for goods and contracts for fixed assets and information technology. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

NOTE 13 - OTHER COMPREHENSIVE INCOME OR LOSS

Total comprehensive earnings are defined as all changes in stockholders' equity during a period, other than those from investments by or distributions to stockholders. Generally, for the Company, total comprehensive income equals net income plus or minus adjustments for pension and other post-retirement liabilities. Total comprehensive earnings represent the activity for a period net of tax.

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss ("AOCI") represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. Changes in the AOCI balance by component are shown below (in millions):

| | Fiscal 2025 | | |
	Total	Pension and Post-retirement benefit plan items	Other
Beginning AOCI balance	$ 94.7	$ 92.4	$ 2.3
Other comprehensive income (loss) before reclassifications	17.3	18.6	(1.3)
Amounts reclassified from Accumulated other comprehensive income (1)	(32.5)	(32.5)	—
Tax benefit	3.7	3.7	—
Current-period other comprehensive loss, net	(11.5)	(10.2)	(1.3)
Ending AOCI balance	$ 83.2	$ 82.2	$ 1.0

| | Fiscal 2024 | | |
	Total	Pension and Post-retirement benefit plan items	Other
Beginning AOCI balance	$ 88.0	$ 87.5	$ 0.5
Other comprehensive income before reclassifications	9.8	7.4	2.4
Amounts reclassified from Accumulated other comprehensive income (1)	(0.8)	(0.8)	—
Tax expense	(2.3)	(1.7)	(0.6)
Current-period other comprehensive income, net	6.7	4.9	1.8
Ending AOCI balance	$ 94.7	$ 92.4	$ 2.3

(1) These amounts are included in the computation of net pension and post-retirement (income) expense. For additional information, see Note 10 - Employee benefit plans and collective bargaining agreements.

NOTE 14 - SEGMENT INFORMATION

The Company and its subsidiaries offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services in its stores or through digital channels. The Company's retail operating divisions are geographically based, have similar economic characteristics and similar expected long-term financial performance. The Company's operating segments and reporting units are its operating divisions, which are reported in one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which the Chief Operating Decision Maker ("CODM"), the Company's Chief Executive Officer, regularly reviews the operating results and makes key operating decisions on how to allocate resources. Across all operating segments, the Company operates primarily one store format. Each division offers, through its stores and digital channels, the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

The CODM evaluates performance and allocates resources using Retail segment EBITDA, defined as earnings (net loss) before interest, income taxes, depreciation and amortization, adjusted to eliminate the effects of items management does not consider in assessing segment performance. The CODM uses Retail segment EBITDA as its principal measure of segment performance to evaluate the Company's operating results and effectiveness of its strategies and to monitor budget versus actual results.

The CODM is not provided asset information by operating segment as asset information is provided to the CODM on a consolidated basis. No customer accounts for 10% or more of the Company's revenues. Substantially all of the Company's revenues are generated in the U.S. and its long-lived assets are predominantly located within the U.S. The accounting policies of the reportable segment generally align with those described in the Company's summary of significant accounting policies contained in Note 1, except certain classification differences that are not material for all periods presented.

The following table presents segment information for Net sales and other revenue, significant segment expenses and Retail segment EBITDA (in millions):

	Fiscal 2025		Fiscal 2024		Fiscal 2023
Retail segment sales	$	82,359.4	$ 79,633.2	$	78,494.4
Other revenue (1)		813.1	757.7		743.3
Net sales and other revenue	$	83,172.5	$ 80,390.9	$	79,237.7
Retail segment expenses:					
Merchandise costs, including advertising, distribution and freight		58,789.1	56,674.1		55,807.2
Employee costs (2)		12,218.8	11,734.9		11,411.5
Other segment expenses (3)		6,950.5	6,668.5		6,482.8
Retail segment EBITDA	$	4,401.0	$ 4,555.7	$	4,792.9
Reconciliation to Income before income taxes:					
Corporate adjustments (4)		(499.5)	(551.0)		(475.2)
Depreciation and amortization		(1,913.7)	(1,817.9)		(1,779.0)
Interest expense, net		(504.2)	(459.8)		(492.1)
Business transformation (5)		(153.7)	(105.2)		(45.1)
Equity-based compensation expense		(95.5)	(106.2)		(104.5)
Gain (loss) on property dispositions and impairment losses, net		12.2	(95.8)		(43.9)
LIFO expense		(66.0)	(28.6)		(52.0)
Merger-related costs (6)		(84.1)	(254.8)		(180.6)
Certain legal and regulatory accruals and settlements, net (7)		(802.9)	(6.1)		6.7
Miscellaneous adjustments (8)		(25.8)	(0.6)		(38.2)
Income before income taxes	$	267.8	$ 1,129.7	$	1,589.0

(1) Primarily includes wholesale sales to third parties and other miscellaneous revenue not included in Retail segment sales.

(2) Includes wages, salaries, benefits, insurance and other employee-related costs.

(3) Primarily includes rent and occupancy costs, debit and credit card fees, supplies, divisional support costs and allocated corporate costs.

(4) Primarily includes bonus compensation, unallocated corporate costs and contribution from the Company's wholesale and other sales.

(5) Primarily includes costs associated with third-party consulting fees related to the Company's business transformation strategy and costs related to employee terminations.

(6) Fiscal 2025 primarily relates to litigation costs and retention program expense related to the terminated merger. Fiscal 2024 and fiscal 2023 primarily include third-party legal and advisor fees and retention program expense related to the merger.

(7) Includes the $773.8 million charge in the fourth quarter of fiscal 2025 related to the Opioid Settlement Framework. Refer to Note 12 for additional information.

(8) Primarily includes pension settlement gains and losses, adjustments for closed stores and surplus properties, net realized and unrealized gains and losses related to non-operating investments, non-cash rent expense, gains and losses on energy hedges and other items not allocated to the segment.

NOTE 15 - NET INCOME PER COMMON SHARE

The Company calculates basic and diluted net income per Class A common share using the two-class method. The two-class method is an allocation formula that determines net income per Class A common share for each share of Class A common stock and Convertible Preferred Stock, a participating security, according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to Class A common shares and Convertible Preferred Stock based on their respective rights to receive dividends. The holders of Convertible Preferred Stock participated in cash dividends that the Company paid on its common stock to the extent that such cash dividends exceeded $206.25 million per fiscal year and shares of Convertible Preferred Stock remained outstanding as of the applicable record date to participate in such dividends. As of June 17, 2023, 100% of the originally issued Convertible Preferred Stock had been converted into Class A common stock and no shares of Convertible Preferred Stock are outstanding. In applying the two-class method to interim periods, the Company allocates income to its quarterly periods independently and discretely from its year-to-date and annual periods. Basic net income per Class A common share is computed by dividing net income allocated to Class A common stockholders by the weighted average number of Class A common shares outstanding for the period, including Class A common shares to be issued with no prior remaining contingencies prior to issuance. Diluted net income per Class A common share is computed based on the weighted average number of shares of Class A common stock outstanding during each period, plus potential Class A common shares considered outstanding during the period, as long as the inclusion of such awards is not antidilutive. Potential Class A common shares consist of unvested RSUs and RSAs and Convertible Preferred Stock, using the more dilutive of either the two-class method or as-converted stock method. PBRSUs and performance-based RSAs are considered dilutive when the related performance criterion has been met.

The components of basic and diluted net income per Class A common share were as follows (in millions, except per share data):

		Fiscal 2025		Fiscal 2024		Fiscal 2023
Basic net income per Class A common share						
Net income	$	217.4	$	958.6	$	1,296.0
Accrued dividends on Convertible Preferred Stock		—		—		(0.3)
Earnings allocated to Convertible Preferred Stock		—		—		(0.7)
Net income allocated to Class A common stockholders - Basic	$	217.4	$	958.6	$	1,295.0
Weighted average Class A common shares outstanding - Basic (1)		545.2		580.1		575.4
Basic net income per Class A common share	$	0.40	$	1.65	$	2.25
Diluted net income per Class A common share						
Net income allocated to Class A common stockholders - Basic	$	217.4	$	958.6	$	1,295.0
Accrued dividends on Convertible Preferred Stock		—		—		—
Earnings allocated to Convertible Preferred Stock		—		—		—
Net income allocated to Class A common stockholders - Diluted	$	217.4	$	958.6	$	1,295.0
Weighted average Class A common shares outstanding - Basic (1)		545.2		580.1		575.4
Dilutive effect of:						
Restricted stock units and awards		2.0		3.7		5.7
Convertible Preferred Stock (2)		—		—		—
Weighted average Class A common shares outstanding - Diluted (3)		547.2		583.8		581.1
Diluted net income per Class A common share	$	0.40	$	1.64	$	2.23

(1) Fiscal 2025, fiscal 2024 and fiscal 2023 include 2.3 million, 2.3 million and 3.0 million Class A common shares remaining to be issued, respectively.

(2) Reflects the number of shares of Convertible Preferred Stock issued, if converted into common stock for the period outstanding. For fiscal 2023, 0.3 million potential common shares outstanding related to Convertible Preferred Stock were antidilutive.

(3) The number of potential Class A common shares outstanding related to RSUs and RSAs that were antidilutive for fiscal 2025, fiscal 2024 and fiscal 2023 were not material.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A - Controls and Procedures

Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of February 28, 2026. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of February 28, 2026.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework set forth in the report entitled *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under such framework, our management concluded that our internal control over financial reporting was effective as of February 28, 2026.

The attestation of Deloitte & Touche LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is included in "Part II—Item 8. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B - Other Information

In the fourth quarter of fiscal 2025, the following officer of the Company adopted a Rule 10b5-1 trading arrangement, as defined in Item 408(a) of Regulation S-K:

- On January 15, 2026, Michelle Larson, EVP, Chief Merchandising Officer, adopted a 10b5-1 plan that is intended to satisfy the affirmative defense of Rule 10b5-1(c). Up to an aggregate of 20,000 shares of the Company's common stock may be sold under this plan during the period beginning on April 15, 2026 and ending on January 15, 2027.

Item 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10 - Directors, Executive Officers and Corporate Governance

For information concerning executive officers, see "Executive Officers of the Registrant" located under "Part I—Item 1. Business" herein.

Information concerning directors and certain other corporate governance matters is included under the captions "Proposal 1: Election of Directors" and "Corporate Governance" in the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the end of fiscal 2025, and that information is incorporated by reference herein.

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. We have made a current copy of the code available on our website, www.Albertsonscompanies.com and the code is also available to any stockholder who requests a copy. In addition, we intend to post on our website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the code.

Item 11 - Executive Compensation

Information required by this Item is included under the captions "Compensation Discussion and Analysis," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the end of fiscal 2025, and that information is incorporated by reference herein.

Item 12 - Security Ownership of Certain Beneficial Owners and Management, and Related Member Matters

Information required by this Item is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the end of fiscal 2025, and that information is incorporated by reference herein.

Item 13 - Certain Relationships and Related Transactions, and Director Independence

Information required by this Item is included under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance" in the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the end of fiscal 2025, and that information is incorporated by reference herein.

Item 14 - Principal Accountant Fees and Services

Information required by this Item is included under the caption "Proposal 2: Ratification of the Appointment of the Independent Registered Public Accounting Firm" in the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed within 120 days after the end of fiscal 2025, and that information is incorporated by reference herein.

Item 15 - Exhibits, Financial Statement Schedules

		Page
(a)1.	Financial Statements:	
	Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	49
	Consolidated Balance Sheets as of February 28, 2026 and February 22, 2025	53
	Consolidated Statements of Operations and Comprehensive Income for the years ended February 28, 2026, February 22, 2025 and February 24, 2024	54
	Consolidated Statements of Cash Flows for the years ended February 28, 2026, February 22, 2025 and February 24, 2024	55
	Consolidated Statements of Stockholders' Equity for the years ended February 28, 2026, February 22, 2025 and February 24, 2024	57
	Notes to Consolidated Financial Statements	58

(a)2.   Financial Statement Schedules:

There are no Financial Statement Schedules included in this filing for the reason that they are not applicable or are not required or the information is included elsewhere in this Form 10-K.

(a)3.&(b) Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 13, 2022, by and among Albertsons Companies Inc., the Kroger Co. and Kettle Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2022)
3.1	Amended and Restated Certificate of Incorporation of Albertsons Companies, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 9, 2020)
3.1.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Albertsons Companies, Inc. (incorporated by reference to Exhibit 3.1.1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 18, 2020)
3.1.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Albertsons Companies, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on October 20, 2021)
3.2	Amended and Restated Bylaws of Albertsons Companies, Inc. (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2020)
4.1	Stockholders' Agreement by and among Albertsons Companies, Inc. and holders of stock of Albertsons Companies, Inc. signatory thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2020)
4.2	Registration Rights Agreement by and among Albertsons Companies, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 9, 2020)
4.2.1	Amendment No. 1, dated as of December 9, 2021, to the Registration Rights Agreement by and among Albertsons Companies, Inc. and the investors party thereto, dated June 9th 2020 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on January 12, 2022)
4.3	Indenture, dated September 10, 1997, between Safeway Inc., and the Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Albertsons Companies, LLC's Registration Statement on Form S-4 filed with the SEC on May 19, 2017)
4.4	Form of Officers' Certificate establishing the terms of Safeway Inc.'s 7.45% Senior Debentures due 2027, including the form of Notes (incorporated by reference to Exhibit 4.6 to the Albertsons Companies, LLC's Registration Statement on Form S-4 filed with the SEC on May 19, 2017)
4.5	Form of Officers' Certificate establishing the terms of Safeway Inc.'s 7.25% Debentures due 2031, including the form of Notes (incorporated by reference to Exhibit 4.7 to the Albertsons Companies, LLC's Registration Statement on Form S-4 filed with the SEC on May 19, 2017)

Exhibit No.	Description
4.6	Indenture, dated May 1, 1992, between New Albertson's, Inc. (as successor to Albertson's, Inc.) and U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York), as trustee (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; Supplemental Indenture No. 3, dated as of December 29, 2008 and Supplemental Indenture No. 4, dated as of December 3, 2017) (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-4 filed with the SEC on April 6, 2018)
4.7	Indenture, dated May 1, 1995, between American Stores Company, LLC and Wells Fargo Bank, National Association (as successor to The First National bank of Chicago), as trustee (as further supplemented) (incorporated by reference to Exhibit 4.11 to the Albertsons Companies, LLC's Registration Statement on Form S-4 filed with the SEC on May 19, 2017)
4.8	Indenture, dated as of February 5, 2020, by and among Albertsons Companies Inc., Safeway Inc., New Albertsons, L.P., Albertson's LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 4.875% Senior Notes due 2030 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2020)
4.8.1	First Supplemental Indenture, dated as of June 9, 2020, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons, L.P., Albertson's LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as trustee with respect to the 4.875% Senior Notes due 2030 (incorporated by reference to Exhibit 4.17.1 to the Company's Registration Statement on Form S-1 filed with the SEC on June 10, 2020)
4.9	Indenture, dated as of August 31, 2020, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons L.P., Albertson's LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 3.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2020)
4.10	Indenture, dated as of February 13, 2023, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons L.P., Albertson's LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 6.500% Senior Notes, due 2028 (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023)
4.11	Indenture, dated as of March 11, 2025, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons L.P., Albertson's LLC, Albertsons Safeway LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 6.250% Senior Notes due 2033 (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 11, 2025)
4.12	Indenture, dated as of November 10, 2025, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons L.P., Albertson's LLC, Albertsons Safeway LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 5.500% Senior Notes due 2031 and the 5.750% Senior Notes due 2034 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on November 10, 2025)
4.13	Indenture, dated as of February 2, 2026, by and among Albertsons Companies, Inc., Safeway Inc., New Albertsons L.P., Albertson's LLC, Albertsons Safeway LLC, the guarantors party thereto from time to time, and Wilmington Trust, National Association, as Trustee, with respect to the 5.625% Senior Notes due 2032 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2026)
10.1	Third Amended and Restated Asset-Based Revolving Credit Agreement, dated as of November 16, 2018, among Albertsons Companies, Inc., as lead borrower, the subsidiary borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A. as administrative and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 16, 2018)
10.1.1	Amendment No. 1, dated as of May 20, 2020, to the Third Amended and Restated Asset-Based Revolving Credit Agreement, dated as of November 16, 2018, among Albertsons Companies, Inc., as lead borrower, the subsidiary borrowers and guarantors from time to time party thereto and Bank of America, N.A. as administrative and collateral agent (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2020)
10.1.2	Fourth Amended and Restated Asset-Based Revolving Credit Agreement, dated as of December 20, 2021, by and among Albertsons Companies, Inc. certain of its subsidiaries signatory thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 23, 2021)
10.1.3	Fifth Amended and Restated Asset-Based Revolving Credit Agreement, dated as of August 27, 2025, by and among Albertsons Companies, Inc., certain of its subsidiaries signatory thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2025)

Exhibit No.	Description
10.2†	Employment Agreement, dated August 4, 2021, between Albertsons Companies, Inc. and Sharon McCollam (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2021)
10.3†*	Non-employee director compensation policy
10.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 filed with the SEC on March 6, 2020)
10.5†	Albertsons Companies, Inc. 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.23 to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed with the SEC on June 18, 2020)
10.6†	Albertsons Companies, Inc. Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on June 10, 2020)
10.7†	Form of performance-based restricted stock unit agreement (fiscal 2023 award cycle) (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the SEC on April 25, 2023)
10.8†	Form of time-based restricted stock unit agreement (fiscal 2023 award cycle) (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the SEC on April 25, 2023)
10.9†	Form of Special Retention Incentive Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2023)
10.10†	Form of time-based restricted stock unit agreement (grant date anniversary vest) (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed with the SEC on April 25, 2023)
10.11†	Form of time-based restricted stock unit agreement (board of directors) (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K filed with the SEC on April 25, 2023)
10.12†	Form of time-based restricted stock unit agreement (fiscal 2024 award cycle) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the SEC on April 22, 2024)
10.13†	Form of performance-based restricted stock unit agreement (fiscal 2024 award cycle) (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the SEC on April 22, 2024)
10.14†	Form of performance-based restricted stock unit agreement (fiscal 2025 award cycle) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the SEC on April 21, 2025)
10.15†	Amended Employment Agreement, dated May 1, 2025, between Albertsons Companies, Inc. and Susan Morris (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the SEC on April 21, 2025)
10.16†	Form of special retention stock agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on July 22, 2025)
10.17	Master Confirmation - Accelerated Share Repurchase Agreement, between the Company and JPMorgan Chase, National Association dated October 14, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 15, 2025)
19.1	Insider Trading Policies and Procedures (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on April 21, 2025)
21.1*	Schedule of Subsidiaries of Albertsons Companies, Inc.
23.1*	Consent of Deloitte and Touche LLP
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Principal Executive Officer and the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Albertsons Companies, Inc. Restatement Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on April 22, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

** Furnished herewith.

† Constitutes a compensatory plan or arrangement required to be filed with this Form 10-K.

Item 16 - Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Albertsons Companies, Inc.

Date: April 27, 2026   By: /s/ Susan Morris
                                                Susan Morris
                                                Chief Executive Officer and Director
                                                (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Susan Morris Susan Morris	Chief Executive Officer and Director (Principal Executive Officer)	April 27, 2026
/s/ Sharon McCollam Sharon McCollam	President and Chief Financial Officer (Principal Financial Officer)	April 27, 2026
/s/ Robert B. Larson Robert B. Larson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 27, 2026
/s/ Kim Fennebresque Kim Fennebresque	Chairman	April 27, 2026
/s/ Sharon L. Allen Sharon L. Allen	Director	April 27, 2026
/s/ Frank Bruno Frank Bruno	Director	April 27, 2026
/s/ Sarah Mensah Sarah Mensah	Director	April 27, 2026
/s/ Brian Rice Brian Rice	Director	April 27, 2026
/s/ Alan H. Schumacher Alan H. Schumacher	Director	April 27, 2026

Signature	Title	Date
/s/ B. Kevin Turner	Director	April 27, 2026
B. Kevin Turner		
/s/ Mary Beth West	Director	April 27, 2026
Mary Beth West		
/s/ Scott Wille	Director	April 27, 2026
Scott Wille		
/s/ David Zinsner	Director	April 27, 2026
David Zinsner		